 Exhibit 99.1
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on June 16, 2023 and
MANAGEMENT INFORMATION CIRCULAR
with respect to a plan of arrangement involving
GSK PLC
and
14934792 CANADA INC.
and
BELLUS HEALTH INC.
RECOMMENDATION TO SHAREHOLDERS:
THE BOARD OF DIRECTORS OF BELLUS HEALTH INC. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE
FOR
THE ARRANGEMENT RESOLUTION
May 16, 2023

These materials are important and require your immediate attention. You have an important decision to make with respect to BELLUS Health Inc. If you have any questions or require assistance with voting, please contact our proxy solicitation agent: Innisfree, who can be reached by Shareholders by toll-free telephone in North America at (877) 750-8332, and by Intermediaries by collect call at (212) 750-5833.

May 16, 2023
Dear Shareholders,
The board of directors (the “Board of Directors”) of BELLUS Health Inc. (the “Company”) invites you to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares of the Company (the “Shares”) to be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time).
THE TRANSACTION
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act involving the Company, on the one hand, and GSK plc (the “Parent”), a public limited company formed under the laws of England and Wales, and 14934792 Canada Inc. (the “Purchaser”), a corporation existing under the laws of Canada and a wholly-owned subsidiary of the Parent, on the other hand, pursuant to which the Purchaser will, among other things, acquire all of the issued and outstanding Shares (the “Arrangement”).
Pursuant to the Arrangement, Shareholders will receive US$14.75 per Share in cash (the “Consideration”). The Consideration represents a premium of approximately 103% to the closing price per Share on the Nasdaq Global Select Market (“Nasdaq”) on April 17, 2023, the last trading day prior to the announcement of the Arrangement, and a premium of approximately 101% to the volume-weighted average price per Share on the Nasdaq over the 30 trading days up to and including April 17, 2023, the last trading day prior to the announcement of the Arrangement. The transaction values, as of the date of the announcement, the Company at approximately US$2.0 billion on an equity value basis.
REASONS FOR THE ARRANGEMENT
The recommendation of the transaction committee of the Board of Directors (the “Transaction Committee”) and the Board of Directors that Shareholders vote FOR the Arrangement Resolution is based on various factors, including those presented below. A detailed description of the information and factors considered by the Transaction Committee and the Board of Directors is set out in the accompanying management information circular (the “Circular”).
•
Premium Value:   The amount of the Consideration payable under the Arrangement to Shareholders represents a premium of approximately 103% to the closing price per Share on the Nasdaq on April 17, 2023, the last trading day prior to the announcement of the Arrangement, and a premium of approximately 101% to the volume-weighted average price of the Shares on the Nasdaq over the 30 trading days up to and including April 17, 2023, the last trading day prior to the announcement of the Arrangement.

•
Certainty of Value and Immediate Liquidity:   The entirety of the Consideration payable to Shareholders pursuant to the Arrangement will be paid in cash, which provides Shareholders with certainty of value and immediate liquidity.

•
Consideration of Other Strategic Alternatives and Arm’s-Length Negotiations:   The Company considered a variety of strategic alternatives, with a view to identifying transactions or other alternatives in the best interests of the Company, including continuing to pursue the development and commercialization of camlipixant on a stand-alone basis. The Board of Directors considered the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, especially a large-scale Phase 3 clinical trial such as the CALM Phase 3 program, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of biotechnology companies generally. The Arrangement Agreement (as defined in the Circular) is a result of arm’s-length negotiations between the Company, on the one hand, and the Parent and the Purchaser, on the other hand.
•
Fairness Opinions:   The Board of Directors received opinions from each of Centerview Partners LLC (“Centerview”) and Bloom Burton Securities Inc. (“Bloom Burton”) that, as of April 17, 2023, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by each of them in preparing their respective opinions, the Consideration to be paid to the Shareholders (other than as specified in such opinions) pursuant to the Arrangement Agreement was fair, from a financial point of view, to such holders, as more fully described below under “Fairness Opinions — Centerview Fairness Opinion” and “Fairness Opinions — Bloom Burton Fairness Opinion”. The written opinions delivered by Centerview and Bloom Burton are attached to the Circular as Appendices D and E, respectively.

•
Required Shareholder and Court Approvals:   The Arrangement will become effective only if it is approved by (i) at least two-thirds of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to section 8.1(2) of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Arrangement is also subject to a determination of the Québec Superior Court (the “Court”) that the Arrangement is fair and reasonable to the Shareholders.

•
Director & Officer and Shareholder Support:   Each of the directors of the Company holding Shares and certain executive officers of the Company alongside certain Shareholders related to such directors and executive officers, representing in the aggregate approximately 6.36% of the issued and outstanding Shares, have entered into support and voting agreements pursuant to which each has agreed to vote for the Arrangement Resolution.

•
Terms of the Arrangement Agreement:   The Board of Directors, after consultation with the Company’s outside legal counsel, is of the view that the terms and conditions of the Arrangement Agreement, including that the Company’s, the Parent’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement, are reasonable in light of the circumstances, including the Consideration offered by the Purchaser and the Parent. In the Board of Directors’ view, the terms of the Arrangement Agreement treat stakeholders of the Company fairly.

•
Reasonable Likelihood of Completion:   Both the Purchaser’s and the Parent’s obligations to complete the Arrangement are subject to a limited number of conditions, which the Board of Directors, after consultation with the Company’s outside legal counsel, believes are reasonable under the circumstances. The Parent has the capability and the funds to effect the Arrangement, and the Arrangement is not subject to due diligence or financing conditions. The Board of Directors believes that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with closing of the Arrangement expected in the third quarter of 2023 or earlier, subject to satisfaction of all closing conditions.

•
Termination Fee:   The Board of Directors retains the ability, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to a Superior Proposal (as defined in the Circular), provided that the Company pays the Termination Fee (as defined in the Circular). In the Board of Directors’ view, the Termination Fee is appropriate and would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Company.

•
Exercise of Dissent Rights:   Registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their Dissent Rights and, if ultimately successful, receive fair value for their Shares as determined by the Court.

THE MEETING
The Meeting will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time).

The accompanying notice of special meeting (the “Notice of Meeting”) and the Circular contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the relevant information in the Notice of Meeting and the Circular and consult with your financial, legal or other professional advisors if you require assistance.
The Board of Directors has set the close of business (Montréal time) on May 15, 2023 (the “Record Date”) as the record date for determining the Shareholders who are entitled to receive notice of, and to vote at, the Meeting. Only persons shown on the register of Shareholders at the close of business on that date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution. Each Share entitled to be voted at the Meeting will entitle the holder thereof as of the Record Date to one vote at the Meeting in respect of the Arrangement Resolution.
VOTING REQUIREMENTS
For the Arrangement to proceed, the Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding for this purpose any person required to be excluded pursuant to section 8.1(2) of MI 61-101.
BOARD RECOMMENDATION
The Board of Directors, based in part on the unanimous recommendation of the Transaction Committee and after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. The Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. The determination of the Board of Directors is based on various factors described more fully in the Circular and in particular under the heading “Reasons for the Arrangement”. In making its recommendation, the Board of Directors and the Transaction Committee carefully considered a variety of factors and believe that the Consideration in cash is an attractive option for the Shareholders, taking into account the premium, liquidity, and anticipated future opportunities and risks associated with the business operations, operations, assets, financial performance and condition of the Company on a stand-alone basis.
SUPPORT AND VOTING AGREEMENTS
Each of the directors of the Company holding Shares and certain executive officers of the Company alongside certain Shareholders related to such directors and executive officers, representing in the aggregate approximately 6.36% of the issued and outstanding Shares, have entered into support and voting agreements pursuant to which each has agreed to vote for the Arrangement Resolution.
LETTER OF TRANSMITTAL
If the Arrangement is approved and completed, before the Purchaser can pay you for your Shares, Computershare Investor Services Inc., who acts as depositary under the Arrangement (the “Depositary”), will need to receive the applicable letter of transmittal completed by you if you are a registered Shareholder, or by your broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”) if you are a non-registered Shareholder. Registered Shareholders must complete, sign, date and return the letter of transmittal which is available under the Company’s profile on SEDAR at www.sedar.com. If you are a non-registered Shareholder, you must ensure that your Intermediary completes the necessary transmittal documents to ensure that you receive payment for your Shares if the Arrangement is completed.
CLOSING CONDITIONS
The Arrangement is subject to customary closing conditions for a transaction of this nature, including court approval, approval of Shareholders in the manner described above and applicable regulatory approvals. If the necessary approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed in the third quarter of 2023 or earlier and as a Shareholder, you will receive payment for your Shares shortly after closing provided the Depositary receives from you or your Intermediary duly completed transmittal documents.
VOTE USING THE FOLLOWING METHODS PRIOR TO THE MEETING
Your vote is important regardless of how many Shares you own. Whether or not you are able to attend the Meeting, Shareholders are urged to vote as soon as possible electronically, by telephone, email, fax or in writing, by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies the Notice of Meeting. Proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, Fax: 1-866-249-7775, no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). If you hold Shares through an Intermediary, you should follow the instructions provided by your Intermediary to ensure your vote is counted at the Meeting.
Voting Method
Registered Shareholders and
Non-Objecting Beneficial Owners
If your Shares are held in your name
and are represented by a physical
certificate or DRS Advice
Or if you received a voting
instruction form from Computershare
Objecting Beneficial Owners If your Shares are held with an Intermediary and you received a voting instruction form from Broadridge or your Intermediary
Internet	www.investorvote.com	www.proxyvote.com
Fax	1-866-249-7775	Complete, date, and sign the voting instruction form and fax it to the number listed therein.
Telephone	1-866-732-8683 (Registered Shareholders) 1-866-734-8683 (Non-Objecting Beneficial Owners) Toll-Free	Call the toll-free listed on your voting instruction form and vote using the control number provided therein.
If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated, who can be reached by Shareholders by toll-free telephone in North America at (877) 750-8332, and by Intermediaries by collect call at (212) 750-5833. If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact the Depositary at 1-800-564-6253 (for Shareholders in Canada and the United States) or 1-514-982-7555 (for Shareholders outside Canada and the United States).
On behalf of the Company, I would like to thank all of our Shareholders for their continuing support.
Yours very truly,
(signed) “Dr. Francesco Bellini”
Dr. Francesco Bellini
Chairman of the Board of Directors

BELLUS HEALTH INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on June 16, 2023
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares (the “Shares”) of BELLUS Health Inc. (the “Company”) will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time) for the following purposes:
1.
to consider, pursuant to an interim order of the Superior Court of Québec dated May 16, 2023 (as same may be amended, modified or varied, the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement (the “Plan of Arrangement”) involving the Company, on the one hand, and GSK plc (the “Parent”), a public limited company formed under the laws of England and Wales, and 14934792 Canada Inc. (the “Purchaser”), a corporation existing under the laws of Canada and a wholly-owned subsidiary of the Parent, on the other hand, pursuant to section 192 of the Canada Business Corporations Act (the “Arrangement”). The full text of the Arrangement Resolution is set forth in Appendix B to the accompanying management information circular (the “Circular”); and

2.
to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies and is deemed to form part of this notice of special meeting of Shareholders (this “Notice of Meeting”).
The Meeting will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time). Doors will open at 11:00 a.m. (Montréal time).
Shareholders are entitled to vote at the Meeting either in person or by proxy with each Share entitling the holder thereof to one vote at the Meeting. The board of directors of the Company has fixed May 15, 2023 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the register of the Company as at the close of business (Montreal time) on such date will be entitled to receive notice of and vote at the Meeting.
Your vote is important regardless of how many Shares you own. Whether or not you are able to attend the Meeting, Shareholders are urged to vote as soon as possible electronically, by telephone, email, fax or in writing, by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Meeting. Proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, Fax: 1-866-249-7775, no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.
If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”) and received a voting instruction form from your Intermediary, Broadridge Financial Solutions Inc. (“Broadridge”) or the Transfer Agent, you should follow the instructions in the voting instruction form to ensure your vote is counted at the Meeting.
The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.
A registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the registered Shareholder or by such Shareholder’s personal representative authorized in writing (i) at the office of the Transfer Agent no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law. If you attend the Meeting but do not vote by poll, your previously submitted proxy will remain valid.
A non-registered Shareholder who has given voting instructions in accordance with the voting instruction form may revoke such voting instructions by following the instructions. However, if the non-registered Shareholder is an objecting beneficial owner, the Intermediary or Broadridge from whom such Shareholder received the voting instruction form may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Meeting or any adjournment or postponement thereof.
Registered Shareholders and duly appointed proxyholders, including non-registered Shareholders who have duly appointed themselves as proxyholders , will be able to attend, ask questions and vote at the Meeting.
Pursuant to the Interim Order, registered Shareholders have been granted the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their Shares. This dissent right, and the procedures for its exercise, are described in the Circular under “Information Concerning the Meeting — Dissent Rights of Shareholders”. Failure to comply strictly with the dissent procedures described in the Circular will result in the loss or unavailability of any right to dissent. Persons who are beneficial owners of Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise this right must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to exercise such right to dissent on the Shareholder’s behalf. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the Canada Business Corporations Act, as modified by the Interim Order and the Plan of Arrangement, may result in the forfeiture of such Shareholder’s right to dissent.
If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated, who can be reached by Shareholders by toll-free telephone at (877) 750-8332, and by Intermediaries by collect call at (212) 750-5833. If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact Computershare Investor Services Inc., who will act as depositary under the Arrangement, at 1-800-564-6253 (for Shareholders in Canada and the United States) or 1-514-982-7555 (for Shareholders outside Canada and the United States).
Dated at Montréal, Québec, this 16th day of May, 2023.
BY ORDER OF THE BOARD OF DIRECTORS OF BELLUS HEALTH INC.
by
(signed) “Dr. Francesco Bellini”

Dr. Francesco Bellini
Chairman of the Board of Directors

i

ii

APPENDICES
iii

MANAGEMENT INFORMATION CIRCULAR
Introduction
This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting and any adjournment or postponement thereof.
In this Circular, the Company and its Subsidiaries are collectively referred to as the “Company”, as the context requires.
All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the Glossary attached to this Circular as Appendix A or elsewhere in the Circular. Information contained in this Circular is given as of May 16, 2023, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company, the Purchaser or the Parent, as applicable.
This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.
Information contained in this Circular is not intended to be and should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.
Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Centerview Fairness Opinion, the Bloom Burton Fairness Opinion and the Interim Order are summaries of the terms of those documents. Shareholders should refer to the full text of each of the Plan of Arrangement, the Centerview Fairness Opinion, the Bloom Burton Fairness Opinion and the Interim Order, which are attached to this Circular as Appendices C, D, E and F, respectively. A copy of the Arrangement Agreement has been filed by the Company under its profile on SEDAR at www.sedar.com. You are urged to carefully read the full text of these documents.
Information Pertaining to the Purchaser Entities
Certain information in this Circular pertaining to the Purchaser and the Parent, including but not limited to, information under “Information Concerning the Purchaser Entities” has been furnished by the Purchaser and the Parent. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser or the Parent to disclose events or information that may affect the completeness or accuracy of such information.
Forward-Looking Statements
Certain statements contained in this Circular may constitute forward-looking information or forward-looking statements (collectively, “forward-looking statements”) under the meaning of applicable Securities Laws, including but not limited to, statements or implications with respect to the rationale of the Transaction Committee and the Board of Directors for entering into the Arrangement Agreement, the expected benefits of the Arrangement, the terms and conditions of the Arrangement Agreement, the timing of various steps to be completed in connection with the Arrangement, and other statements that are not historical facts. Often but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “believe”, “estimate”, “plan”, “could”, “should”, “would”, “outlook”, “forecast”, “anticipate”, “foresee”, “continue” or the negative of these terms or variations of them or similar terminology.
Although the Company believes that the forward-looking statements in this Circular are based on information and assumptions that are reasonable, including assumptions that Parties will receive, in a timely manner and on satisfactory terms, the necessary Court and Shareholder approvals, and that the Parties will otherwise be able to satisfy, in a timely manner, the other conditions to the closing of the Arrangement, including that there be no Material Adverse Effect, these forward-looking statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: (a) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder, regulatory and court approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; (b) risks related to tax matters; (c) the possibility of adverse reactions or changes in business or drug regulatory relationships resulting from the announcement or completion of the Arrangement; (d) risks relating to the Company’s ability to retain and attract key personnel during the interim period; (e) the possibility of litigation relating to the Arrangement, (f) credit, market, currency, operational, liquidity and funding risks generally and relating specifically to the Arrangement, including changes in economic conditions, interest rates, tax legislation or drug regulatory requirements; (g) the potential of a third party making a Superior Proposal to the Arrangement; (h) risks related to diverting management’s attention from the Company’s ongoing business operations; and (i) other risks inherent to the business carried out by the Company and factors beyond its control which could have a Material Adverse Effect on the Company or its ability to complete the Arrangement. Failure to obtain the necessary Shareholder, regulatory and court approvals, or the failure of the Parties to otherwise satisfy the conditions for the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms or at all. In addition, if the Arrangement is not completed, and the Company continues as an independent Entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources by the Company to the completion of the Arrangement could have an impact on its business and strategic relationships, including with future and prospective employees, customers, suppliers and partners, operating results and activities in general, and could have a Material Adverse Effect on its current and future operations, financial condition and prospects. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.
The Company cautions that the foregoing lists of factors and assumptions are not exhaustive and other factors could also adversely affect its results. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the matters discussed under the “Risk Factors” section of this Circular, the “Risk Factors” section of the Annual Information Form, as well as the Company’s other public filings, available on SEDAR at www.sedar.com.
The forward-looking statements contained in this Circular describe the Company’s expectations at the date of this Circular and, accordingly, are subject to change after such date. Except as may be required by applicable Securities Laws, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Circular, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.
Notice to Shareholders Not Resident in Canada
The Company is a corporation organized under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and is being effected in accordance with Canadian provincial Securities Laws. This Circular has been prepared in accordance with disclosure requirements under Canadian provincial Securities Laws. Shareholders should be aware that disclosure requirements under Canadian provincial Securities Laws may differ from requirements under laws in other jurisdictions.

The enforcement of civil liabilities under the Securities Laws of jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of Canada and that most of its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or executive officers in a Canadian court for violations of foreign Securities Laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.
Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdiction. Except as set forth in “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada” and “Certain U.S. Federal Income Tax Considerations” below, such tax consequences for such Shareholders are not described in this Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Circular.
Currency
All dollar amounts set forth in this Circular are in U.S. dollars, except where otherwise indicated. On May 15, 2023, the rate published by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn$1.3487 and of Canadian dollars into U.S. dollars was Cdn$1.00 = US$0.7415.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE
ARRANGEMENT
The following are some questions that you, as a Shareholder, may have relating to the Meeting and the Arrangement and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the Arrangement and are qualified in their entirety by the more detailed information contained elsewhere in this Circular, the attached Appendices, the form of proxy (or voting instruction form) and the Letter of Transmittal, all of which are important and should be reviewed carefully. You are urged to read this Circular in its entirety before making a decision related to your Shares. See the Glossary attached to this Circular as Appendix A for the meanings assigned to capitalized terms used below and elsewhere in this Circular and not otherwise defined herein.
Q:
Why did I receive this package of information?

A:
On April 17, 2023, the Company entered into the Arrangement Agreement with the Purchaser and the Parent pursuant to which, among other things, the Purchaser has agreed to acquire all of the issued and outstanding Shares pursuant to the Plan of Arrangement. The Arrangement is subject to, among other things, obtaining the requisite approval of the Shareholders. As a Shareholder as of the close of business on May 15, 2023, you are entitled to receive notice of, and to vote at, the Meeting. Management of the Company is soliciting your proxy, or vote, and providing this Circular in connection with that solicitation.

Q:
What is the Arrangement?

A:
A plan of arrangement is a statutory procedure under Canadian corporate law that allows a corporation to carry out transactions with the approval of its securityholders and the Court. The Plan of Arrangement you are being asked to consider will provide for, among other things, the acquisition of all of the issued and outstanding Shares by the Purchaser.

Q:
Are there summaries of the material terms of the agreements relating to the Arrangement?

A:
Yes. This Circular includes a summary of the Arrangement Agreement and the terms of the Plan of Arrangement. For more information, see “The Arrangement Agreement”.

Q:
Does the Board of Directors support the Arrangement?

A:
Yes. The Board of Directors, acting on the unanimous recommendation of the Transaction Committee and after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders and recommends that the Shareholders vote FOR the Arrangement Resolution.

The Board of Directors established the Transaction Committee to consider and evaluate the Arrangement and matters related thereto. The Transaction Committee is comprised of Dr. Francesco Bellini, Dr. Clarissa Desjardins and Mr. Pierre Larochelle.
In making its recommendation, the Board of Directors and the Transaction Committee carefully considered the terms of the Arrangement and the Arrangement Agreement and believe that the Consideration in cash is an attractive alternative for Shareholders, taking into account the premium, liquidity, and anticipated future opportunities and risks associated with the business operations, operations, assets, financial performance and condition of the Company on a stand-alone basis.
The Board of Directors and the Transaction Committee received from Centerview, acting as financial advisor to the Company, and Bloom Burton, acting as independent fairness opinion provider to the Board of Directors, separate opinions to the effect that, as of the date of such opinions, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by them in preparing their opinions, the Consideration to be paid to the Shareholders (other than as specified in such opinions) was fair, from a financial point of view to such holders, as more fully described below under “Fairness Opinions”. Copies of these fairness opinions are attached to this Circular as Appendices D and E, respectively.
Following an extensive review, evaluation and negotiation process, the Transaction Committee unanimously determined that the Arrangement is in the best interests of the Company and fair to the

Shareholders, and unanimously recommended that the Board of Directors approve the Arrangement and recommend that the Shareholders vote FOR the Arrangement Resolution.
See “The Arrangement — Background to the Arrangement”, “The Arrangement — Recommendation of the Transaction Committee” and “The Arrangement — Recommendation of the Board of Directors”.
Q:
How does the Consideration offered for the Shares under the Arrangement compare to the market price of the Shares before the Arrangement was announced?

A:
The Consideration represents a premium of approximately 103% to the closing price per Share on the Nasdaq on April 17, 2023, the last trading day immediately prior to the announcement of the Arrangement, and 101% to the volume-weighted average price per Share on the Nasdaq over the 30 trading days up to and including April 17, 2023, the last trading day prior to the announcement of the Arrangement.

Q:
Who has agreed to support the Arrangement?

A:
Each of the directors of the Company holding Shares and certain executive officers of the Company alongside certain Shareholders related to such directors and executive officers, representing in the aggregate approximately 6.36% of the issued and outstanding Shares, have entered into support and voting agreements pursuant to which each has agreed to vote in favour of the Arrangement, subject to customary exceptions. See “The Arrangement — Support and Voting Agreements”.

Q:
When will the Arrangement become effective?

A:
If Shareholders approve the Arrangement Resolution, subject to obtaining Court approval as well as the satisfaction or waiver of all other conditions precedent to the Arrangement, it is anticipated that the Arrangement will be completed in the third quarter of 2023 or earlier.

Q:
What will I receive for my Shares under the Arrangement?

A:
If the Arrangement is completed, each Shareholder will receive $14.75 per Share in cash.

Q:
What will happen to the Company if the Arrangement is completed?

A:
If the Arrangement is completed, the Purchaser will acquire all of the issued and outstanding Shares for $14.75 per Share in cash, except for Shares held by Dissenting Holders. Upon the completion of the Arrangement, the Company will be a wholly-owned Subsidiary of the Purchaser. In addition, all Company Options and Company Deferred Share Units outstanding immediately prior to the Effective Time, in each case whether vested or unvested, will be transferred to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration per Share exceeds the Exercise Price thereof, subject to applicable withholdings (in the case of Company Options) or a cash payment from the Company equal to the Consideration per Share (in the case of Company Deferred Share Units), subject to applicable withholdings (in the case of Company Deferred Share Units), and each will be subsequently cancelled in accordance with the Plan of Arrangement. See “The Arrangement — Interests of Certain Persons in the Arrangement — Treatment of Company Equity Awards”.

It is expected that the Shares, which are currently listed for trading on the TSX and on the Nasdaq will be de-listed from these exchanges following completion of the Arrangement. The Purchaser also expects to apply to have the Company cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer (or equivalent) in Canada and the United States. See “The Arrangement — Stock Exchange De-Listing and Reporting Issuer Status”.
Q:
Who is entitled to vote on the Arrangement Resolution at the Meeting and how will votes be counted?

A:
Only Shareholders shown on the register of Shareholders at the close of business on the Record Date or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution. Each Share entitled to be voted at the Meeting will entitle the holder thereof as of the Record Date to one vote at the Meeting in respect of the Arrangement Resolution. Computershare Investor

Services Inc., the Company’s transfer agent and registrar, will count the votes. See “The Arrangement — Required Shareholder Approval”.
Q:
What if I acquire my Shares after the Record Date?

A:
Only Shareholders as of the close of business on the Record Date are entitled to receive notice of, attend, be heard and vote at the Meeting.

Q:
What approvals are required to be given by Shareholders at the Meeting?

A:
To become effective, the Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding for this purpose any person required to be excluded pursuant to section 8.1(2) of MI 61-101. See “The Arrangement — Required Shareholder Approval” and “The Arrangement — Regulatory Matters — Canadian Securities Law Matters”.

Q:
When and where is the Meeting?

A:
The Meeting will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time).

Q:
What is the quorum for the Meeting?

A:
For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting shall be met if at least two persons, each of whom is a Shareholder or a proxyholder representing a Shareholder, holding or representing by proxy together not less than 10% of the total number of outstanding Shares are present or represented by proxy.

Q:
Are the Shareholders entitled to Dissent Rights?

A:
Only registered Shareholders are entitled to Dissent Rights on the Arrangement Resolution if they follow the procedures specified in the CBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. If you are a registered Shareholder and wish to exercise Dissent Rights, you should carefully review the requirements summarized in this Circular and the Interim Order, section 190 of the CBCA and the Plan of Arrangement, which are attached to this Circular as Appendices F, H and C, respectively, and consult with legal counsel. See “Information Concerning the Meeting — Dissent Rights of Shareholders”.

Q:
What other conditions must be satisfied to complete the Arrangement?

A:
In addition to the Shareholder approval at the Meeting in the manner described above, the Arrangement is conditional upon, among other things: (i) the Competition Act Approval; (ii) expiration or termination of the applicable HSR Act waiting period; (iii) such other consents and approvals agreed by the Company and the Parent; and (iv) the receipt of the Final Order from the Court, all in accordance with the terms of the Arrangement Agreement. See “The Arrangement Agreement — Conditions to the Arrangement Becoming Effective”.

Q:
What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:
If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, the Company will continue to carry on as a reporting issuer in the normal and usual course, and will continue to face the risks and limitations that it currently faces with respect to its affairs, business and operations and future prospects. Note that the failure to complete the Arrangement could negatively impact the Share price and the Company, and that the Company may be required, in certain circumstances, to pay the Termination Fee of $75,000,000. See “Risk Factors”. If the Arrangement Resolution is not approved by Shareholders, the Company will reimburse the Parent for reasonable, documented out-of-pocket third party transaction expenses incurred by the Parent in connection with the Arrangement Agreement, in an amount not to exceed $10,000,000.

Q:
What do I need to do now in order to vote at the Meeting?

A:
You should carefully read and consider the information contained in this Circular.

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy or any other proper form of proxy to appoint your proxyholder. The persons named in the enclosed form of proxy are directors and/or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a Shareholder. You may do so by crossing out the names printed on the proxy and inserting another person’s name in the blank space provided. If you choose another person to be your proxyholder, for your vote to count, please make sure the person you appoint is aware that he or she has been appointed and attends the Meeting and registers with the Transfer Agent upon arrival at the Meeting.
If you are a registered Shareholder or non-registered Shareholder designated as a non-objecting beneficial owner (a “Non-Objecting Beneficial Owner”) and voting your Shares by proxy or voting instruction form, the Transfer Agent must receive your signed proxy or voting instruction form in the return envelope provided, to Computershare Investor Services Inc., at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, Fax: 1-866-249-7775, no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). Failure to properly complete or deposit a proxy may result in its invalidation.
The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.
If you are a non-registered Shareholder designated as an objecting beneficial owner (an “Objecting Beneficial Owner”) whose Shares are held in the name of an Intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS) or other nominee holder, you should follow the instructions provided by your Intermediary or Broadridge, on behalf of your Intermediary who will provide you with a voting instruction form to complete and cast your vote according to the instructions contained therein to ensure that your vote is counted at the Meeting. See “Information Concerning the Meeting — Voting Instructions”.
Q:
If my Shares are held by my broker, will my broker vote my Shares for me?

A:
If you are a Non-Objecting Beneficial Owner, you will receive a voting instruction form from the Transfer Agent to vote. If you are an Objecting Beneficial Owner, a broker or other Intermediary will only vote the Shares held by you if you provide instructions to your broker or other Intermediary directly on how to vote. Without instructions, those Shares may not be voted. Most Intermediaries delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge will forward your instruction to the Transfer Agent. Broadridge typically mails a scannable voting instruction form in lieu of a proxy form to Objecting Beneficial Owners and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. Objecting Beneficial Owners should complete the voting instruction form by following the directions provided on the form. Unless your broker or other Intermediary gives you its specific proxy, voting instruction form or other method to provide voting instructions to vote the Shares at the Meeting, you should complete the voting instruction form provided. You cannot vote your Shares in person at the Meeting. See “Information Concerning the Meeting — Voting Instructions — Non-Registered Shareholders”.

Q:
If my Shares are held by my broker, can I still vote in person at the Meeting?

A:
Since the Company may not have access to the names of its non-registered Shareholders, if you attend the Meeting, the Company will have no record of your holdings or of your entitlement to vote, unless your Intermediary has appointed you as the proxyholder. Therefore, if you are a non-registered Shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form you received. By doing so, you are instructing your Intermediary or Broadridge to appoint you as proxyholder. Then sign and return the form, following the instructions provided on the form. Do not otherwise complete the form, as you will be voting at the Meeting. Please register with the Transfer Agent when you arrive at the Meeting.

Q:
Should I send in my proxy now?

A:
Yes. You should complete and submit the applicable enclosed proxy, voting instruction form or, if applicable, provide your broker or other Intermediary with voting instructions as soon as possible to ensure your vote is counted at the Meeting. See “Information Concerning the Meeting”.

Q:
Can I revoke my proxy after I submitted it?

A:
Yes. A registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the registered Shareholder or by such Shareholder’s personal representative authorized in writing (i) at the office of the Transfer Agent no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

A non-registered Shareholder who has given voting instructions in accordance with the voting instruction form may revoke such voting instructions by following the instructions. However, the Intermediary or Broadridge from whom an Objecting Beneficial Owner received the voting instruction form may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Meeting or any adjournment or postponement thereof.
Q:
What if amendments are made to these matters, or other business is brought before the Meeting?

A:
The accompanying form of proxy and voting instruction form confer discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly-executed proxy or voting instruction form will vote on such matters in accordance with their judgment. At the date of this Circular, management of the Company is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

Q:
What are the U.S. and Canadian income tax consequences of the Arrangement to the Shareholders?

A:
For a summary of certain U.S. and Canadian federal income tax consequences of the Arrangement to Shareholders, see “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” sections, respectively. Such summaries are not intended to be and should not be construed as legal or tax advice to any particular Shareholder. Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisors as to the specific tax consequences of the Arrangement to you.

Q:
Who can help answer my questions?

A:
Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement or the Meeting, including the procedures for submitting your Shares or voting your proxy, should contact Innisfree at the contact information provided below:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (877) 750-8332
Banks and Brokers may call collect: (212) 750-5833
Copies of this Circular and the Meeting materials may also be found on the Company’s website at www.bellushealth.com and under the Company’s profile on SEDAR at www.sedar.com.
*     *     *

SUMMARY
The following is a summary of certain information contained in this Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary attached to this Circular as Appendix A. Shareholders are urged to read this Circular and its Appendices carefully and in their entirety.
The Meeting
Meeting and Record Dates
The Meeting will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time). Doors will open at 11:00 a.m. (Montréal time). See “Information Concerning the Meeting”. The Board of Directors has fixed May 15, 2023 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting.
The Arrangement Resolution
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix B to this Circular. See “The Arrangement — Required Shareholder Approval” for a discussion of the Shareholder approval requirements to effect the Arrangement.
Voting at the Meeting
This Circular is being sent to all Shareholders. Only registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Non-registered Shareholders should follow the instructions on the forms they receive so that their Shares can be voted. No other securityholders of the Company are entitled to vote at the Meeting. See “Information Concerning the Meeting”.
Background to the Arrangement
See “The Arrangement — Background to the Arrangement” for a description of the background to the Arrangement.
Recommendation of the Transaction Committee
The Board of Directors established the Transaction Committee for the purposes of, among other things: (i) reviewing and considering the proposed form, structure, terms, conditions and timing of the Arrangement, as well as any alternative transaction proposal received by the Company, (ii) making such recommendations to the Board of Directors as it considers appropriate or desirable in relation to any such transaction (including whether or not to proceed with the Arrangement), and (iii) providing advice and guidance to the Board of Directors as to whether one or more transactions is or are in the best interests of the Company.
The Transaction Committee, having taken into account such matters as it considered relevant and after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders, and unanimously recommended that the Board of Directors approve the Arrangement and recommend that the Shareholders vote FOR the Arrangement Resolution.
In forming its recommendation to the Board of Directors, the Transaction Committee considered a number of factors, including, without limitation, those listed under “The Arrangement — Reasons for the Arrangement”. The Transaction Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Transaction Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial and legal advisors and the advice and input of management of the Company.
Recommendation of the Board of Directors
After careful consideration and taking into account, among other things, the recommendation of the Transaction Committee, the Board of Directors, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. Accordingly, the Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.
In forming its recommendation, the Board of Directors considered a number of factors, including, without limitation, the recommendation of the Transaction Committee and the factors listed below under “The Arrangement — Reasons for the Arrangement”. The Board of Directors based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Board of Directors of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial and legal advisors and the advice and input of management of the Company.
Reasons for the Arrangement
The following summary of the information and factors considered by the Transaction Committee and the Board of Directors is not intended to be exhaustive, but includes a summary of the material information and factors considered in approving the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Arrangement, the Transaction Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Transaction Committee and the Board of Directors may have assigned different weights to different factors.
•
the amount of the Consideration payable under the Arrangement to the Shareholders represents a premium of approximately 103% to the closing price per Share on the Nasdaq on April, 17, 2023, the last trading day prior to the announcement of the Arrangement, and a premium of approximately 101% to the volume-weighted average price of the Shares on the Nasdaq over the 30 trading days up to and including April 17, 2023, the last trading day prior to the announcement of the Arrangement.

•
the entirety of the Consideration payable to Shareholders pursuant to the Arrangement will be paid in cash, which provides Shareholders with certainty of value and immediate liquidity;

•
the Board of Directors’ assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Company should it continue as a stand-alone Entity, including without limitation that: (i) the Company may be required to raise equity capital to commercialize camlipixant, which could be highly dilutive to Shareholders; (ii) there can be no guarantee that any FDA or other regulatory approval relating to camlipixant will be obtained, nor that the Company will have the ability to develop and commercialize camlipixant; and (iii) the cost at which camlipixant may be commercialized remains uncertain at the current stage of development;

•
the Company’s consideration of a variety of strategic alternatives, with a view to identifying transactions or other alternatives in the best interests of the Company, including continuing to pursue the development and commercialization of camlipixant on a stand-alone basis;

•
the Board of Directors’ consideration of the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, especially a large-scale Phase 3 clinical trial such as the CALM Phase 3 program, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of biotechnology companies generally;

•
the oral opinion of Centerview rendered to the Board of Directors on April 17, 2023, which was subsequently confirmed by delivery of a written opinion dated April 17, 2023, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the Shareholders (other than as specified in such opinion) pursuant to the Arrangement Agreement was fair, from a financial point of view, to such holders, as more fully described below under “Fairness Opinions — Centerview Fairness Opinion”. The written opinion delivered by Centerview is attached to this Circular as Appendix D;

•
the oral opinion of Bloom Burton rendered to the Board of Directors on April 17, 2023, which was subsequently confirmed by delivery of a written opinion dated April 17, 2023 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Bloom Burton in preparing its opinion, the Consideration to be paid to Shareholders (other than as specified in such opinion) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such holders (other than as specified in such opinion). For a detailed discussion of Bloom Burton’s opinion, please see below in “Fairness Opinions — Bloom Burton Fairness Opinion”. The written opinion delivered by Bloom Burton is attached to this Circular as Appendix E;

•
the course and history of the negotiations between the Company and the Parent, including the Board of Directors’ belief that these negotiations yielded the Parent’s best offer, and the enhancements to the offer that the Company was able to obtain as a result of these negotiations, as described under “The Arrangement — Background to the Arrangement”;

•
Shareholders will have an opportunity to vote on the Arrangement, which requires (i) approval by at least two-thirds of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to section 8.1(2) of MI 61-101;

•
the Transaction Committee has unanimously recommended to the Board of Directors that the Board of Directors approve the Arrangement;

•
the support of the Arrangement by directors and officers (who as of April 17, 2023, beneficially owned or exercised control or direction over, an aggregate of 8,052,338 Shares, representing 6.36% of the issued and outstanding Shares) who have entered into support and voting agreements pursuant to which they have each agreed to vote their respective Shares for the Arrangement Resolution;

•
the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Shareholders;

•
the terms and conditions of the Arrangement Agreement, including that the Company’s, the Parent’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with the Company’s outside legal counsel, reasonable in light of the circumstances, including the Consideration offered by the Purchaser and the Parent;

•
both the Purchaser’s and the Parent’s obligations to complete the Arrangement are subject to a limited number of conditions, which the Board of Directors, after consultation with the Company’s outside legal counsel, believes are reasonable under the circumstances;

•
the Parent has the capability and the funds to effect the Arrangement, and the Arrangement is not subject to due diligence or financing conditions;

•
the Board of Directors believes that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time with closing of the Arrangement expected in the third quarter of 2023 or earlier, subject to satisfaction of all closing conditions;

•
the treatment of, and consideration to be received by, holders of Company Equity Awards under the Arrangement;

•
the Board of Directors’ assessment of the Parent’s ability to further develop and commercialize camlipixant;

•
the appropriateness of the Termination Fee and the ability of the Board of Directors, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, provided that the Company pays the Termination Fee. See “The Arrangement Agreement — Termination Fee”;

•
the view of the Board of Directors that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Company;

•
registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their Dissent Rights and, if ultimately successful, receive fair value for their Shares as determined by the Court;

•
the Arrangement Agreement is a result of arm’s-length negotiations between the Company, on the one hand, and the Parent and the Purchaser, on the other hand; and

•
in the Board of Directors’ view, the terms of the Arrangement Agreement treat stakeholders of the Company fairly.

The Transaction Committee, in making its unanimous recommendation, and the Board of Directors, in reaching its determination, also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:
•
the risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement, the diversion of management’s attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships, including its employees;

•
following the Arrangement, Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans;

•
the conditions to the Parent’s and the Purchaser’s obligation to complete the Arrangement and the right of the Parent and the Purchaser to terminate the Arrangement Agreement under certain limited circumstances;

•
the prohibition contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Company must pay the Termination Fee to the Parent, as described under “The Arrangement Agreement — Termination Fee”; and

•
the Arrangement will generally be a taxable transaction for U.S. federal income tax purposes and Canadian income tax purposes, and, as a result, Shareholders that are U.S. persons or Canadian residents will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

The Transaction Committee and the Board of Directors’ reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Management Information Circular — Forward-Looking Statements” and “Risk Factors”.
Support and Voting Agreements
Each of the directors of the Company holding Shares and certain executive officers of the Company alongside certain shareholders related to such directors and executive officers, representing in the aggregate approximately 6.36% of the issued and outstanding Shares, have entered into support and voting agreements pursuant to which each has agreed to, among other things, support the Arrangement and vote for the Arrangement Resolution all of the Shares he, she or it owns or over which he, she or it exercises voting control, subject to customary exceptions.
The Shares held by these supporting Shareholders will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder. A form of the support and voting agreement is available under the Company’s profile on SEDAR at www.sedar.com.
Fairness Opinions
Centerview and Bloom Burton each provided a fairness opinion as described in greater detail under “The Arrangement — Fairness Opinions”. The fairness opinions were prepared solely for the benefit and use of the Board of Directors in its consideration of the Arrangement and address only the fairness, from a financial point of view, of the Consideration proposed to be paid to Shareholders. The complete text of the Centerview

Fairness Opinion and the Bloom Burton Fairness Opinion are attached as Appendices D and E to this Circular, respectively. Shareholders are urged to, and should, read each fairness opinion in its entirety.
Centerview Fairness Opinion
The Company retained Centerview as financial advisor to the Board of Directors in connection with the proposed Arrangement and the other transactions contemplated by the Arrangement Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under “Fairness Opinions — Centerview Fairness Opinion”. In connection with this engagement, the Board of Directors requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than any Shares (i) held by the Company, (ii) owned by the Parent or any of its Subsidiaries (including the Purchaser) in each case as of immediately prior to the effective time of the Arrangement, or (iii) held by Dissenting Holders; the Shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or the Parent, are collectively referred to as “Excluded Shares” throughout this section and the summary of Centerview’s opinion below under “Fairness Opinions — Centerview Fairness Opinion”) of the Consideration proposed to be paid to such holders pursuant to the Arrangement Agreement.
On April 17, 2023, Centerview rendered to the Board of Directors its oral opinion, which was subsequently confirmed in a written opinion dated April 17, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such holders.
Bloom Burton Fairness Opinion
By letter of engagement dated April 7, 2023, Bloom Burton was engaged to provide the Bloom Burton Fairness Opinion. The full text of the Bloom Burton Fairness Opinion, which sets out the assumptions made, matters considered, and limitations and qualifications on the review undertaken by Bloom Burton, is reproduced as Appendix E to this Circular.
Bloom Burton was engaged to provide the Bloom Burton Fairness Opinion based on its experience and reputation as an independent investment banking firm specializing in the life science and healthcare industries, including providing corporate finance and mergers and acquisitions advisory services. The Board of Directors requested that Bloom Burton provide an opinion as to the fairness, from a financial point of view, of the Consideration offered to Shareholders pursuant to the Arrangement. Bloom Burton delivered its opinion orally to the Board of Directors on April 17, 2023 and subsequently confirmed its opinion by delivery of a written opinion to the Board of Directors dated April 17, 2023.
As of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in the Bloom Burton Fairness Opinion, Bloom Burton is of the opinion that the Consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders.
Arrangement Steps
Pursuant to the terms of the Plan of Arrangement, at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time (unless otherwise indicated):
(a)
the Company and Subco shall amalgamate to form one corporation with the same effect as if they had amalgamated pursuant to section 181 and section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation;

(b)
each Company Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Option Plan and any and all award or similar agreements relating to the Company Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the excess, if any, of the Consideration over the Exercise Price of such Company Option, less any applicable withholdings, and such Company Option shall be immediately cancelled. For greater certainty, if the Exercise Price of any Company Option is equal to or greater than the Consideration, such Company Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof;
(c)
each Company Deferred Share Unit, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Deferred Share Unit Plan and any and all award or similar agreements relating to the Company Deferred Share Unit and without any further action by or on behalf of a holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the Consideration, less any withholdings, and such Company Deferred Share Unit shall be immediately cancelled;

(d)
(i) each holder of Company Equity Awards shall cease to be the holder of such Company Equity Awards and to have any rights as holder of Company Equity Awards other than the right to receive the consideration to which they are entitled (as described above), (ii) such holder’s name shall be removed from each applicable register; and (iii) the Company Equity Plans and any and all award or similar agreements relating to the Company Equity Awards shall be terminated and shall be of no further force and effect;

(e)
each of the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser, and:

(i)
such Dissenting Holders shall cease to be the holders of such Shares and to have any rights as holder of Shares other than the right to be paid fair value by the Purchaser for such Shares as set out in Section 3.1 of the Plan of Arrangement;

(ii)
such Dissenting Holders’ names shall be removed from the registers of Shareholders maintained by or on behalf of the Company; and

(iii)
the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Encumbrances, and shall be entered in the register of Shares maintained by or on behalf of the Company and shall be deemed to be the legal and beneficial owner thereof; and

(f)
each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder who has validly exercised such holder’s Dissent Rights shall, without any further action by or on behalf of a holder of Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

(i)
the holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement less any withholdings;

(ii)
such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii)
the Purchaser shall be deemed to be the transferee of such Shares (free and clear of all Encumbrances) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

Upon issuance of the Certificate of Arrangement by the Director under the CBCA, the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

Arrangement Agreement
On April 17, 2023, the Company, the Purchaser and the Parent entered into the Arrangement Agreement under which the Parties agreed, subject to certain terms and conditions, to complete the Arrangement.
This Circular contains a summary of certain provisions of the Arrangement Agreement, which summary is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com. See “The Arrangement Agreement”.
Parties to the Arrangement
The Company
The Company is a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”). Camlipixant, the Company’s lead asset, is an investigational P2X3 receptor antagonist for the treatment of RCC, which is currently being evaluated in the CALM Phase 3 clinical program. With no approved treatments in the U.S., camlipixant has the potential to be a breakthrough in the RCC treatment landscape.
Chronic cough is defined as a cough lasting longer than eight weeks. When the cause of chronic cough cannot be identified or the cough persists despite treatment of any associated condition, the condition is referred to as RCC. RCC is a frequent, yet often under-recognized, medical condition that has significant physical, social, and psychological consequences on one’s quality of life. There are currently no approved treatments for this condition in the United States, European Union or the United Kingdom.
The Parent
The Parent is a global biopharmaceutical company headquartered in Brentford, United Kingdom focused on innovation in vaccines and specialty medicines. The Parent has approximately 69,400 employees in more than 80 countries worldwide. The Parent’s shares are listed in London (LSE: GSK) and also listed in New York (NYSE: GSK) in the form of American Depositary Shares.
The Purchaser
The Purchaser is a corporation existing under the laws of Canada and is a wholly-owned Subsidiary of the Parent. The Purchaser has no Subsidiaries and was incorporated solely for the purpose of entering into the Arrangement Agreement and completing the Arrangement. The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.
Termination Fee
The Arrangement Agreement requires that the Company pay the Termination Fee in certain circumstances. See “The Arrangement Agreement — Termination Fee”.
Expense Reimbursement
The Arrangement Agreement requires that the Company reimburse the Parent for reasonable documented out-of-pocket third party transaction expenses incurred by the Parent in connection with the Arrangement Agreement in certain circumstances. See “The Arrangement Agreement — Expense Reimbursement”.
Shareholder Approval
To be effective, the Arrangement Resolution must be approved by (i) not less than two-thirds of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding for this purpose any person required to be excluded pursuant to section 8.1(2) of MI 61-101.

The Arrangement Resolution must be passed in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date. See “The Arrangement — Required Shareholder Approval”.
Letter of Transmittal
Registered Shareholders can find a copy of the Letter of Transmittal under the Company’s profile on SEDAR at www.sedar.com. In order for a registered Shareholder to receive the Consideration for each Share held by such Shareholder, following the Effective Time, such registered Shareholder must deposit the certificate(s) and/or DRS Advice(s) representing his, her or its Shares with the Depositary. The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates and DRS Advices for Shares deposited for payment pursuant to the Arrangement.
Any non-registered Shareholder whose Shares are registered in the name of an Intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS) or other nominee should contact that Intermediary and should follow the instructions of that Intermediary in order to receive the Consideration following the Effective Time. See “Arrangement Mechanics — Letter of Transmittal”.
Court Approval of the Arrangement
The Arrangement requires approval by the Court under section 192 of the CBCA. A copy of the Notice of Presentation applying for the Final Order approving the Arrangement is attached to this Circular as Appendix G. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about June 22, 2023 at 2:00 p.m. (Montréal time) in the Court located at 1 Notre-Dame Street East, Montréal, Québec, H2Y 1B6, or as soon thereafter as is reasonably practicable. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “The Arrangement Regulatory Matters — Court Approvals”.
MI 61-101 Requirements
The Company is subject to MI 61-101. MI 61-101 regulates transactions which raise the potential for conflicts of interest and is intended to ensure that all securityholders are treated in a manner that is fair and that is perceived to be fair with respect to these types of transactions. The Arrangement is a “business combination” (as defined in MI 61-101) and, accordingly, certain requirements of MI 61-101 apply, including the requirements to obtain “majority of the minority” approval of the Arrangement. See “The Arrangement — Regulatory Matters — Canadian Securities Law Matters”.
Stock Exchange Delisting and Ceasing Reporting Issuer Status
It is expected that, shortly following the completion of the Arrangement, the Shares will be delisted from the TSX and Nasdaq and that the Company will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer (or equivalent) in Canada and the United States. See “The Arrangement — Stock Exchange De-listing and Reporting Issuer Status”.
Dissent Rights
Pursuant to the Plan of Arrangement and the Interim Order, only registered Shareholders may exercise, pursuant to and in the manner set forth in section 190 of the CBCA, their Dissent Rights in connection with the Arrangement Resolution, as modified by the Interim Order and the Plan of Arrangement. There can be no assurance that a Shareholder that dissents will receive consideration for his, her or its Shares of equal or greater value to the Consideration such Shareholder would have received on completion of the Arrangement if such Shareholder did not exercise its Dissent Rights.
Only registered Shareholders are entitled to dissent. Shareholders should carefully read the section in this Circular titled “Information Concerning the Meeting — Dissent Rights of Shareholders” if they wish to exercise

Dissent Rights and seek their own legal advice as failure to strictly comply with the dissent procedures in section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, will result in the loss or unavailability of the right to dissent. See Appendix F to this Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.
Depositary and Proxy Solicitation Agent
Prior to the Effective Date, the Company will retain Computershare Investor Services Inc. to act as depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal.
The Company has retained Innisfree, among other things, assist in the solicitation of proxies. The solicitation of proxies is on behalf of management of the Company. Innisfree can be reached by Shareholders by toll-free telephone at (877) 750-8332, and by Intermediaries by collect call at (212) 750-5833.
Risk Factors
Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.
*     *     *

INFORMATION CONCERNING THE MEETING
Purpose of the Meeting
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution (a copy of which is attached as Appendix B to this Circular) and such other business as may properly come before the Meeting. At the time of printing of this Circular, the Board of Directors and management of the Company know of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.
Meeting Information
The Meeting will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time). Doors will open at 11:00 a.m. (Montréal time).
Only Shareholders of record on the Record Date of May 15, 2023 will be entitled to receive notice of, attend, be heard and vote at the Meeting. No Shareholder who becomes a Shareholder after the Record Date shall be entitled to vote at the Meeting.
Attending the Meeting
The Meeting will be held in person at 275 Armand-Frappier Blvd., Laval, Québec, H7V 4A7, on June 16, 2023, at 11:30 a.m. (Montréal time).
Registered Shareholders and duly appointed and registered proxyholders will be able to attend, participate and vote at the Meeting. . Non-registered Shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the Meeting.
Voting Instructions
You can vote your Shares by proxy or at the Meeting. Please follow the instructions below based on whether you are a registered Shareholder or a non-registered Shareholder.
If you have any questions about the information contained in this Circular or require assistance in completing the form of proxy or voting instruction form, please contact the Company’s proxy solicitation agent, Innisfree, who can be reached by Shareholders by toll-free telephone at (877) 750-8332, and by Intermediaries by collect call at (212) 750-5833.
Registered Shareholders
You are a registered Shareholder if you have a share certificate or DRS Advice for Shares and they are registered in your name or if you hold Shares through direct registration. You will find a form of proxy enclosed.
How to Vote
In order for your vote to be counted, your voting instructions must be received by no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).
You may vote by proxy using one of the following methods:
•
by Internet at www.investorvote.com;

•
by fax to 1-866-249-7775;

•
by telephone by calling 1-866-732-8683 (toll-free within Canada or the U.S.); or

•
by mail, using the envelope accompanying your proxy.

Voting by Proxy
Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment or postponement thereof, and vote your Shares for you. Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or executive officers of the Company who are named in the form of proxy the authority to vote your Shares at the Meeting, or any adjournment or postponement thereof.
You can choose another person to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out below under “Appointment of Proxies”.
The Shares represented by any proxy received by management of the Company will be voted for or against the Arrangement Resolution, as the case may be, by the persons named in the enclosed form of proxy in accordance with the direction of the Shareholder appointing them. In the absence of any direction to the contrary, the Shares represented by proxies received by management of the Company will be voted on any ballot FOR the Arrangement Resolution.
Voting at the Meeting
You do not need to complete or return your form of proxy if you plan to vote at the Meeting. Simply attend the Meeting and vote during the Meeting.
Changing your Vote
A registered Shareholder who has submitted a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the registered Shareholder or by such Shareholder’s personal representative authorized in writing (i) at the office of the Transfer Agent no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), (ii) with the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law. If a registered Shareholder attends the Meeting but does not vote by poll, his, her or its previously submitted proxy will remain valid.
The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.
Non-Registered Shareholders
You are a non-registered Shareholder if your Shares are held in the name of an Intermediary (such as a bank, trust company or securities broker) or in the name of a clearing agency (such as CDS). Your voting instruction form contains a 16-digit control number provided to you by Broadridge or your Intermediary.
Unless you instruct your Intermediary or Broadridge to vote in accordance with their request for voting instructions, they are generally prohibited from voting your Shares, as such Shares should only be voted upon instructions of the beneficial owner of the Shares. You may vote your Shares at the Meeting in person or through your Intermediary or the Transfer Agent by following the instructions provided to you by them if you are an Objecting Beneficial Owner or Non-Objecting Beneficial Owner, respectively. Please contact your Intermediary should you wish to vote at the Meeting.
Voting at the Meeting
Non-registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. This is because the Company does not have unrestricted access to the names of its non-registered Shareholders. If you attend the Meeting, the Company may have no record of your shareholdings or entitlement to vote, unless your Intermediary has appointed you as proxyholder.
Should a non-registered Shareholder wish to attend and vote at the Meeting (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should follow the instructions for voting at the Meeting that are provided on the relevant voting instruction form and refer to the instructions set out below under “Appointment of Proxies”.
How to Vote by Voting Instruction Form
If you are a Non-Objecting Beneficial Owner, and were mailed a voting instruction form by the Transfer Agent, in order for your vote to be counted, your voting instructions must be received by no later than 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).
You may vote using one of the following methods:
•
by Internet at www.investorvote.com;

•
by fax to 1-866-249-7775;

•
by telephone by calling 1-866-734-8683 (toll-free within Canada or the U.S.); or

•
by mail, using the envelope accompanying your voting instruction form.

If you are a Non-Objecting Beneficial Owner, the Company or the Transfer Agent has sent this Circular and accompanying materials directly to you, and your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
In the case of Objecting Beneficial Owners, applicable regulations in Canada require Intermediaries to seek voting instructions from such Shareholders in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Objecting Beneficial Owners in order to ensure that their Shares are voted at the Meeting. The form of proxy or voting instruction supplied to you by your Intermediary will be similar to the proxy provided to registered Shareholders. However, its purpose is limited to instructing the Intermediary on how to vote your Shares on your behalf. In order for such proxy to be valid, it must be properly executed by the Intermediary holding the Shares and returned to the Transfer Agent by the Intermediary prior to the proxy deposit deadline of 11:30 a.m. (Montréal time) on June 14, 2023 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed).
Most Intermediaries delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of a proxy form to Objecting Beneficial Owners and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. For your Shares to be voted, you must follow the instructions on the voting instruction form that is provided to you. You can complete the voting instruction form by: (i) calling the phone number listed thereon; (ii) mailing the completed voting instruction form in the envelope provided; or (iii) using the Internet at www.proxyvote.com. Objecting Beneficial Owners who have questions about deciding how to vote or who have additional questions about this Circular or the matters described in this Circular, please contact your professional advisors. Additionally, the Company may utilize Broadridge’s QuickVoteTM service to assist Objecting Beneficial Owners with voting their Shares.
Non-registered Shareholders who receive voting instructions from their Intermediary other than those contained in the voting instruction form sent by Broadridge should carefully follow the instructions provided by their Intermediary to ensure their vote is counted.
Subject to the terms of your voting instruction form, if you do not specify how you want your Shares voted, they will be voted FOR the Arrangement Resolution.
If you have any questions about the information contained in this Circular or require assistance in completing the form of proxy or voting instruction form, please contact the Company’s proxy solicitation agent, Innisfree, who can be reached by Shareholders by toll-free telephone at (877) 750-8332, and by Intermediaries by collect call at (212) 750-5833.

Changing your Vote
If you have already sent your completed voting instruction form to your Intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your Intermediary to find out whether this is possible and what procedure to follow.
Exercise of Discretion by Proxies
If you do not specify on your proxy form how you want a proxyholder appointed by you (other than the management nominees) to vote your Shares, then your proxyholder can vote your Shares as he or she sees fit. Shares represented by properly executed proxies appointing the management nominees of the Company as designated in the proxy will be voted for or against the Arrangement Resolution in accordance with the instructions contained in the proxy. If a proxy appointing management nominees does not contain voting instructions, the Shares represented by such proxies will be voted FOR the Arrangement Resolution.
Appointment of Proxies
Shareholders have the right to appoint a person (a “third-party proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form, as applicable, as proxyholder. The following applies to such Shareholders who wish to appoint a third-party proxyholder, including non-registered Shareholders who wish to appoint themselves as proxyholder to attend and vote at the Meeting.
Shareholders who wish to appoint a third-party proxyholder to attend at the Meeting as their proxyholder and vote their Shares must submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder. To appoint a third-party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form. If you are a non-registered Shareholder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your Intermediary or the Transfer Agent, follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary or the Transfer Agent to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary or the Transfer Agent.
How the Votes are Counted
The Transfer Agent counts and tabulates the votes. It does this independent of the Company to make sure that the votes of individual Shareholders are confidential. The Transfer Agent refers proxy forms to the Company only when:
•
it is clear that a Shareholder wants to communicate with management;

•
the validity of the form is in question; or

•
the law requires it.

Questions and Assistance in Voting
If you have any questions about the information contained in this Circular or require assistance in completing the form of proxy or voting instruction form, please contact the Company’s proxy solicitation agent, Innisfree, who can be reached by Shareholders by toll-free telephone at (877) 750-8332, and by Intermediaries by collect call at (212) 750-5833.
Solicitation of Proxies
Whether or not you plan to attend the Meeting, management of the Company, with the support of the Board of Directors, requests that you fill out your proxy or voting instruction form to ensure your votes are cast at the Meeting. This solicitation of your proxy is made on behalf of management of the Company.
It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, fax or other electronic means by employees of the Company. The

Company has also retained Innisfree as proxy solicitation agent to, among other things, assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting. The costs of soliciting proxies and printing and mailing this Circular in connection with the Meeting will be borne by the Company. The Company and Innisfree entered into an engagement agreement with customary terms and conditions, which provides that Innisfree will be paid a proxy solicitation management fee of $40,000 plus certain success fees and per call fees.
Shareholders Entitled to Vote
Shareholders are entitled to vote at the Meeting either in person or by proxy. The Board of Directors has fixed the close of business on May 15, 2023 as the Record Date for determining Shareholders who are entitled to receive notice of and vote at the Meeting. Quorum for the Meeting shall be met if at least two persons, each of whom is a Shareholder or a proxyholder representing a Shareholder, holding or representing by proxy together not less than 10% of the total number of outstanding Shares are present or represented by proxy. Shareholders whose names have been entered in the register of the Company as at the close of business (Montreal time) on the Record Date will be entitled to receive notice of and vote at the Meeting. Shares held through a broker, investment dealer, bank, trust company or other Intermediary, will be voted by the registered holder thereof, in accordance with the instructions given by the non-registered Shareholder to such Intermediary. No other securityholders are entitled to vote at the Meeting other than Shareholders.
To the knowledge of the Company, as at the date hereof, no person beneficially owns, or exercises control or direction, directly or indirectly, over more than 10% of the outstanding Shares of the Company.
Dissent Rights of Shareholders
Pursuant to the Plan of Arrangement and the Interim Order, only registered Shareholders may exercise, pursuant to and in the manner set forth in section 190 of the CBCA, their Dissent Rights in connection with the Arrangement Resolution, as modified by the Interim Order and the Plan of Arrangement. As such, the following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Holder who seeks payment of the fair value of his, her or its Shares, and is qualified in its entirety by reference to the full text of section 190 of the CBCA, which is attached as Appendix H to this Circular, as modified by the Interim Order, which is attached to this Circular as Appendix F, and the Plan of Arrangement, which is attached to this Circular as Appendix C.
The dissent procedures require that a registered Shareholder who wishes to dissent ensure that a written notice of objection to the Arrangement Resolution is sent to the Company (Attention: Ramzi Benamar, Chief Financial Officer) by e-mail (rbenamar@bellushealth.com) no later than 5:00 p.m. (Montréal time) on June 14, 2023, or 5:00 p.m. (Montréal time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be, and must otherwise strictly comply with the dissent procedures described.
There can be no assurance that a Shareholder that dissents will receive consideration for his, her or its Shares of equal or greater value to the Consideration such Shareholder would have received on completion of the Arrangement if such Shareholder did not exercise its Dissent Rights. Only registered Shareholders are entitled to dissent. Shareholders should carefully read this section in this Circular if they wish to exercise Dissent Rights and seek their own legal advice as failure to strictly comply with the dissent procedures in section 190 of the CBCA, as modified and supplemented by the Interim Order and the Plan of Arrangement, will result in the loss or unavailability of the right to dissent. See Appendices F and H to this Circular for a copy of the Interim Order and certain information relating to the Dissent Rights.
Dissenting Holders who are ultimately determined to be entitled to be paid the fair value of the Shares in respect of which they have exercised Dissent Rights will have their Shares transferred to the Purchaser in exchange for the right to be paid by the Purchaser the fair value of their Shares. Each such Dissenting Holder will cease to be a holder of Shares, and their name will be deemed to be removed from the securities register for the Shares, as of the Effective Date.
Dissenting Holders who validly withdraw their Dissent Rights or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares will be deemed to have participated in the

Arrangement on the same basis as a non-Dissenting Holder and shall be entitled to receive the Consideration from the Purchaser for each Share formerly held by them in accordance with the Plan of Arrangement.
In addition to any other restrictions under section 190 of the CBCA, holders of Shares who vote for the Arrangement Resolution, or have instructed a proxyholder to vote such Shares for the Arrangement Resolution shall not be entitled to exercise Dissent Rights and shall be deemed to have not exercised Dissent Rights in respect of such Shares.
No Dissent Rights shall be available to holders of Company Options and Company Deferred Share Units in connection with the Arrangement.
In no circumstances shall the Purchaser, the Company or any of their respective successors or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Shares in respect of which such rights are sought to be exercised. In no case shall the Company, the Purchaser, the Transfer Agent or any other person be required to recognize a Dissenting Holder as a holder of Shares after the Effective Time and the name of each Dissenting Holder shall be deleted from the register of holders of Shares as at the time those Shares are so transferred and such Shares will be cancelled.
Section 190 of the CBCA
A brief summary of the provisions of section 190 of the CBCA as modified by the Interim Order and Plan of Arrangement is set out below. This summary is qualified in its entirety by the provisions of section 190 of the CBCA, the Interim Order and the Plan of Arrangement, the full text of which are set forth in Appendices H, F and C to this Circular, respectively.
Shareholders may exercise a Dissent Right in respect of the Arrangement and require the Purchaser to purchase the Shares held by such Shareholders at the fair value of such Shares.
The exercise of Dissent Rights does not deprive a registered Shareholder of the right to vote at the Meeting. However, a Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Shares beneficially held by such holder for the Arrangement Resolution.
A Dissenting Holder is required to send a written objection to the Arrangement Resolution to the Company prior to the Meeting, in accordance with the dissent procedure set forth above. The execution or exercise of a proxy against the Arrangement Resolution, a vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written objection for purposes of the right to dissent under section 190 of the CBCA. Within ten days after the Arrangement Resolution is approved by Shareholders, the Company must send to each Dissenting Holder a notice that the Arrangement Resolution has been adopted, setting out the rights of the Dissenting Holder and the procedures to be followed on exercise of those rights. The Dissenting Holder is then required, within 20 days after receipt of such notice (or if such Shareholder does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution), to send to the Company a written notice containing the Dissenting Holder’s name and address, the number of Shares in respect of which the Dissenting Holder dissents and a demand for payment of the fair value of such Shares and, within 30 days after sending such written notice, to send to the Company or the Transfer Agent the appropriate certificate(s) or DRS Advice(s) representing the Shares in respect of which the Dissenting Holder has exercised Dissent Rights. A Dissenting Holder who fails to send to the Company within the required periods of time the required notices or the certificate(s) or DRS Advice(s) representing the Shares in respect of which the Dissenting Holder has dissented may forfeit its Dissent Rights.
If the matters provided for in the Arrangement Resolution become effective, then the Company will be required to send, no later than the seventh day after the later of: (i) the Effective Date; or (ii) the day the demand for payment is received by the Company, to each Dissenting Holder whose demand for payment has been received, a written offer from the Purchaser to pay for the Shares of such Dissenting Holder in such amount as the directors of the Company consider to be the fair value thereof accompanied by a statement showing how the fair value was determined. Under the Plan of Arrangement, the Purchaser will be required to pay the fair value of such Shares held by a Dissenting Holder and to offer and pay the amount to which such holder is entitled. Such payment is to be made, pursuant to section 190 of the CBCA as modified by the Interim Order and the Plan of Arrangement, within ten days after an offer made as described above has been accepted by a Dissenting Holder, but any such offer lapses if the Company does not receive on behalf of the Purchaser an acceptance thereof within 30 days after such offer has been made.
If such offer is not made or accepted within 50 days after the Effective Date, the Company may apply to a court of competent jurisdiction to fix the fair value of such Shares. There is no obligation of the Company to apply to the court. If the Company fails to make such an application, a Dissenting Holder has the right to so apply within a further 20 days.

THE ARRANGEMENT
Background to the Arrangement
The execution of the Arrangement Agreement among the Company, the Parent and the Purchaser is the result of extensive arm’s length negotiations among the Company, the Parent and their respective financial advisors and outside legal counsel. The following is a summary of the principal events leading up to the execution of the Arrangement Agreement and its public announcement on April 18, 2023.
In the ordinary course of business, the Company and its Board of Directors regularly review and evaluate the Company’s performance and prospects in light of its business and developments in the biotechnology and pharmaceutical industries. From time to time, these review processes have included consideration of potential partnerships, collaborations, licensing arrangements and other strategic transactions, including a sale of the Company or its assets, to enhance Shareholder value.
Starting in the first half of 2019, the Company contacted several global pharmaceutical companies with respect to a potential transaction involving the Company and camlipixant. In early 2019, the Company entered into confidentiality agreements with two such potential counterparties, including Company A. Neither of these confidentiality agreements, or any other confidentiality agreement entered into with third parties mentioned below, contained standstill provisions. Both of these potential counterparties conducted due diligence of the Company and camlipixant. From 2019 through 2023, the Board of Directors received regular status updates from management regarding developments with respect to discussions of a potential transaction.
Following the reporting by the Company of the topline results for its Phase 2 RELIEF trial of camlipixant in June 2020, both counterparties paused discussions with the Company and neither of them submitted any proposal with respect to a potential transaction involving the Company or camlipixant.
In November 2020 and September 2021, two additional potential counterparties entered into confidentiality agreements, including Company B.
In December 2021, the Company reported topline results for its Phase 2b SOOTHE trial of camlipixant. Following such report, in December 2021, Company A entered into a new confidentiality agreement with the Company. In February and August 2022, two additional potential counterparties entered into confidentiality agreements with the Company, including Company C. All three parties conducted due diligence of the Company and camlipixant.
In September 2022, Company B verbally expressed an intent to submit an acquisition proposal for the Company. However, in December 2022, Company B instead submitted a proposal to license the ex-U.S. rights of camlipixant, which was rejected by the Company.
By December 2022, other than Company B that had made a transaction proposal, the other potential counterparties in due diligence had paused discussions with the Company.
On October 25, 2022, the Company’s then Senior Vice President of Business Development had an initial meeting with representatives of the Parent’s business development team about a potential transaction. Subsequent meetings and discussions occurred between representatives of the Company and the Parent in November 2022 and then in January through March 2023, during which the Company and the Parent continued to explore the possibility of a potential transaction.
In January 2023, an additional potential counterparty, Company D, entered into a confidentiality agreement with the Company and conducted due diligence of the Company and camlipixant. Due diligence and discussions with Company D continued until the Company entered into the Exclusivity Agreement with the Parent as described below.
On March 2, 2023, the Company entered into the Confidentiality Agreement with the Parent.
On March 13, 2023, the Parent and its representatives received access to the Company’s virtual data room containing non-public due diligence materials of the Company and camlipixant.

On March 30, 2023, Mr. Roberto Bellini, the Company’s Chief Executive Officer, and Mr. Luke Miels, the Parent’s Chief Commercial Officer, had a phone conversation, during which Mr. Miels indicated that the Parent intended to make a proposal to acquire the Company.
On March 31, 2023, the Parent submitted a non-binding proposal to the Company to acquire all of the issued and outstanding Shares at a price of $12.50 per Share, payable in cash (the “Initial Proposal”).
In connection with the receipt of the Initial Proposal, the Company engaged Centerview to act as financial advisor to the Company in connection with a potential transaction. The Company selected Centerview based on, among other considerations, Centerview’s reputation, experience and knowledge of the biopharmaceutical industry and experience with merger and acquisition transactions in that industry. The Company formally executed an engagement letter with Centerview on April 10, 2023.
On April 2, 2023, the Board of Directors held a meeting, also attended by management, representatives of Centerview and representatives of the Company’s outside legal counsel from Davies Ward Phillips & Vineberg LLP (“Davies”) and Goodwin Procter LLP (“Goodwin”). Members of management and representatives of Centerview provided an overview of the Initial Proposal. Representatives of Davies and Goodwin reviewed with the Board of Directors the role and responsibilities of the Board of Directors with respect to a potential sale of the Company. The Board of Directors reviewed and discussed the Initial Proposal, with the assistance of management and representatives of Centerview, Davies and Goodwin. After careful review and discussion, the Board of Directors determined that the Initial Proposal was insufficient. The Board of Directors instructed management and representatives of Centerview to communicate to the Parent that the Initial Proposal was insufficient. The Board of Directors also instructed representatives of Centerview to contact Company A, Company C and Company D in order to assess their willingness to present acquisition proposals to the Company. The Board of Directors, after discussion with management and representatives of the Company’s outside advisors, viewed these three companies as the potential counterparties, other than the Parent, most likely to be interested in a transaction with the Company.
On April 3 and 4, 2023, representatives of Centerview contacted representatives of the three other potential counterparties as directed by the Board of Directors, informed them that the Company had received an acquisition proposal from a global pharmaceutical company, and asked whether they would be interested in a potential acquisition of the Company. Company D, which was actively conducting due diligence of the Company and camlipixant, indicated that it was not able to submit a proposal in the timeframe specified by the Company in light of the proposal from the Parent. By the time the Company entered into the Exclusivity Agreement, neither Company A nor Company C expressed interest in submitting an acquisition proposal for the Company.
Between April 2 and April 6, 2023, Mr. Roberto Bellini held several conversations with representatives of the Parent. Consistent with the Board of Directors’ instructions, on April 3, 2023, Mr. Roberto Bellini advised Parent that its proposal was insufficient and needed to be improved. During this period and through the signing of the definitive agreement, consistent with the Board of Directors’ instructions, Centerview had a number of conversations with PJT Partners, Inc. (“PJT”), the Parent’s financial advisor.
On April 4, 2023, Mr. Miels contacted Mr. Roberto Bellini to communicate an intent to submit a revised proposal.
On the morning of April 5, 2023, the Parent submitted a non-binding proposal to acquire all of the issued and outstanding Shares at a price of $13.85 per Share, payable in cash. On the same day, Mr. Roberto Bellini communicated to Mr. Miels that management of the Company would present the improved proposal to the Board of Directors, but Mr. Roberto Bellini expected that the Board of Directors would still consider this proposal insufficient.
On April 6, 2023, after continued discussions between representatives of the Company and representatives of the Parent, the Parent submitted a non-binding proposal to acquire all of the issued and outstanding Shares at a price of $14.50 per Share, payable in cash (the “April 6 Proposal”). The April 6 Proposal was conditioned on the Parent and the Company entering into an exclusivity agreement, which would require the Company to terminate any existing discussions with other parties and prevent the Company from soliciting or engaging in discussions with any other parties, until April 17, 2023, with respect to any acquisition proposal for the Company. The Parent submitted a proposed exclusivity agreement together with its April 6 Proposal.

The Parent also requested the execution of a definitive agreement and announcement with respect to the transaction no later than April 17, 2023.
After the receipt of the April 6 Proposal, the Board of Directors held a meeting on the same day, also attended by management and representatives of Centerview, Davies and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), which had been engaged as special outside legal counsel to the Company in connection with the proposed transaction. The Board of Directors discussed with Centerview, Davies and Skadden the recent developments of the negotiations with the Parent, the April 6 Proposal, the Parent’s request for exclusivity and for the execution of a definitive agreement and announcement with respect to the transaction no later than April 17, 2023. Davies and Skadden discussed the Board of Directors’ role and responsibilities with respect to a potential sale of the Company. Representatives of Centerview informed the Board of Directors that neither Company A nor Company C expressed interest in submitting an acquisition proposal for the Company, and Company D was not able to submit a proposal in the timeframe specified by the Company. Representatives of Centerview also presented a preliminary financial analysis, which was based on a set of preliminary, risk-adjusted, non-public, prospective financial information for fiscal years 2023 through 2042 that had been prepared by management (the “Preliminary Projections”). The Preliminary Projections were identical to the Management Projections that Centerview relied on in rendering its fairness opinion to the Board of Directors, except that the Management Projections contained updated assumptions with respect to net cash and utilization of net operating losses. For more information regarding the Management Projections, please see below under the caption “The Arrangement — Certain Financial Projections”; for more information regarding Centerview’s opinion, please see below under the caption “Fairness Opinions — Centerview Fairness Opinion”.
After careful review and discussion, the Board of Directors determined that the April 6 Proposal was insufficient. The Board of Directors instructed management and representatives of Centerview to communicate to the Parent that the April 6 Proposal was insufficient and to counter-offer with a price of $16.00 per Share, in exchange for exclusivity and an agreement to proceed on the accelerated timeline proposed by the Parent.
At its April 6, 2023 meeting, the Board of Directors also approved the formation of a transaction committee comprised of Dr. Francesco Bellini, Dr. Clarissa Desjardins and Mr. Pierre Larochelle (the “Transaction Committee”), for the purposes of, among other things, receiving more frequent updates from management and outside advisors with respect to the negotiation with the Parent and providing guidance to management in such negotiation.
After the April 6, 2023 Board of Directors meeting, on April 6 and 7, 2023, Mr. Roberto Bellini had several conversations with Mr. Miels, during the first of which Mr. Roberto Bellini delivered the messages and the counter-offer as directed by the Board of Directors. A representative of Centerview also communicated the same messages to PJT as directed by the Board of Directors.
During such conversations, Mr. Miels indicated to Mr. Roberto Bellini that the $16.00 counter-offer was unacceptable and the Parent would terminate discussions if the Company was not willing to accept the April 6 Proposal. Mr. Roberto Bellini, consistent with the Board of Directors’ instructions, communicated to Mr. Miels that the Company would not accept the April 6 Proposal but invited the Parent to submit an improved proposal prior to terminating discussions.
On April 7, 2023, following the discussions mentioned above, the Parent submitted a non-binding proposal to acquire all of the issued and outstanding shares of the Company at $14.75 per Share, payable in cash (the “April 7 Proposal”), conditioned on the parties entering into an exclusivity agreement providing for exclusive discussions until April 17, 2023. The April 7 Proposal also stated that the Parent expected that the parties would work towards a public announcement of the transaction by April 17, 2023.
After the receipt of the April 7 Proposal, the Transaction Committee held a meeting on the same day, also attended by management and representatives of Centerview, Davies and Skadden. The Transaction Committee discussed with Centerview, Davies and Skadden the recent developments in the negotiations with the Parent, the improved April 7 Proposal, and the Parent’s request for exclusivity and for the execution of a definitive agreement no later than April 17, 2023. The Transaction Committee also discussed the Company’s long-term plan and prospects on a stand-alone basis, including the risks involved in and substantial resources required for the development and commercialization of camlipixant. The Transaction Committee also considered the fact that neither Company A nor Company C expressed interest in submitting an acquisition proposal for the Company, and Company D was not able to submit a proposal in the timeframe specified by the Company. After careful review and discussion, the Transaction Committee determined that the Company should proceed on the basis of the April 7 Proposal and enter into exclusive discussions with the Parent.
In accordance with the Board of Directors’ instruction, the Company entered into an exclusivity agreement with the Parent on the same date.
Also on April 7, 2023, Bloom Burton was retained by the Board of Directors for purposes of conducting financial analyses and opining on the fairness of the proposed transaction to the shareholders of the Company from a financial point of view. The Company selected Bloom Burton based on, among other considerations, Bloom Burton’s reputation, experience and knowledge of the biopharmaceutical industry, and experience and familiarity in delivering “long-form” fairness opinions in Canadian merger and acquisition transactions.
On April 9, 2023, Centerview delivered to Skadden Centerview’s relationship disclosures with respect to the Parent and its affiliates, which representatives of Skadden subsequently reviewed with the Board of Directors.
On April 10, 2023, outside legal counsel for the Parent delivered a draft arrangement agreement for the review of the Company and its representatives. The draft arrangement agreement contemplated the delivery of support and voting agreements by the Company’s directors and officers.
Also on April 10, 2023, the Transaction Committee held a meeting to review certain matters in connection with the Arrangement, including discussing the proposed establishment of a transaction bonus pool and proposed severance arrangements for the employees of the Company in the event of a change of control. After discussion, the Transaction Committee authorized management to convey to the Parent the proposals with respect to the transaction bonus pool and the severance arrangements as presented to the Transaction Committee, which ultimately resulted in the transaction bonus pool and severance arrangements described under the heading “The Arrangement — Interests of Certain Persons in the Arrangement — Transaction Related Payments”.
From April 10, 2023 until April 17, 2023, the Company and the Parent, and their respective outside legal counsel negotiated the terms, and exchanged drafts, of the Arrangement Agreement and the other transaction documents, including the form of Support and Voting Agreement to be entered into by directors and officers of the Company and certain other Shareholders. In the same time period, the Parent completed its confirmatory due diligence with the assistance of the Company and its representatives.
On April 17, 2023, the Transaction Committee held a meeting, also attended by management and representatives of Centerview, Davies and Skadden. Representatives of Davies and Skadden discussed with the Transaction Committee the status of parties’ negotiations and various transaction documents.
Later on April 17, 2023, the Board of Directors and the Transaction Committee held a joint meeting, also attended by management and representatives of Centerview, Davies and Skadden. Representatives of Davies and Skadden reviewed the key provisions of the Arrangement Agreement, including the nature of the non-solicitation obligations and “fiduciary-out” clauses of the Arrangement Agreement, closing conditions, scope of covenants, including interim operating covenants and covenants in respect of regulatory approvals, the circumstances in which each party would be permitted to terminate the Arrangement Agreement and the instances in which the Termination Fee or expense reimbursement would be payable by the Company.
Representatives of each of Centerview and Bloom Burton reviewed with the Board of Directors, including all members of the Transaction Committee, their respective financial analysis and each rendered to the Board of Directors, including all members of the Transaction Committee, an oral opinion, which was subsequently confirmed by delivery of a written opinion of Centerview dated April 17, 2023 and a written opinion of Bloom Burton dated April 17, 2023 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing such opinions, the Consideration to be paid to the Shareholders (other than as set specified in such opinions) pursuant to the Arrangement Agreement was fair, from a financial point of view, to such Shareholders. For a detailed discussion of the opinions of Centerview and Bloom Burton, please see below under the caption “The Arrangement — Fairness Opinions”.
The Transaction Committee, after having taken into consideration the discussions with Davies and Skadden, the respective opinions of Centerview and Bloom Burton, and such other matters it considered relevant, including those set forth under the heading “Reasons for the Arrangement”, unanimously recommended that the Board of Directors approve the Arrangement. Thereafter, the Board of Directors, having taken into consideration the discussions with Davies and Skadden, the respective opinions of Centerview and Bloom Burton, the recommendation of the Transaction Committee and such other matters it considered relevant, including those set forth under the heading “Reasons for the Arrangement”, unanimously determined that the Arrangement was in the best interests of the Company and unanimously resolved to approve the Arrangement and the execution of the Arrangement Agreement by the Company and to recommend that the Shareholders vote in favour of the Arrangement Resolution.
The parties finalized the terms of the Arrangement Agreement prior to the joint Transaction Committee and Board of Directors meeting. In the evening of April 17, 2023, the parties finalized all transaction documents and executed the Arrangement Agreement. The Company and the Parent issued a joint press release announcing the transaction on April 18, 2023, prior to the opening of trading in the United Kingdom.
On May 12, 2023, the Board of Directors approved the contents and mailing of this Circular.
Recommendation of the Transaction Committee
As described above under “Background to the Arrangement”, the Transaction Committee established by the Board of Directors ultimately had responsibility to oversee, review and consider the Arrangement and make a recommendation to the Board of Directors with respect to the Arrangement. The Transaction Committee was comprised Dr. Francesco Bellini, Dr. Clarissa Desjardins and Mr. Pierre Larochelle, and it met on numerous occasions both as a committee and with management and the full Board of Directors present, where appropriate.
The Transaction Committee, after careful consideration, having taken into account such matters as it considered relevant, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders and unanimously recommended that the Board of Directors approve the Arrangement and recommend that the Shareholders vote FOR the Arrangement Resolution.
In forming its recommendation to the Board of Directors, the Transaction Committee considered a number of factors, including, without limitation, those listed below under “The Arrangement — Reasons for the Arrangement”. The Transaction Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Transaction Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial and legal advisors and the advice and input of management of the Company.
Recommendation of the Board of Directors
After careful consideration and taking into account, among other things, the recommendation of the Transaction Committee, the Board of Directors, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company and fair to the Shareholders. Accordingly, the Board of Directors unanimously recommends that the Shareholders vote FOR the Arrangement Resolution (the “Board Recommendation”).
In forming its recommendation, the Board of Directors considered a number of factors, including, without limitation, the recommendation of the Transaction Committee and the factors listed below under “The Arrangement — Reasons for the Arrangement”. The Board of Directors based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of Directors’ of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial and legal advisors and the advice and input of management of the Company.

Reasons for the Arrangement
The Transaction Committee, in unanimously recommending that the Board of Directors approve the Arrangement, and the Board of Directors, in unanimously determining that the Arrangement is in the best interests of the Company and is fair to the Shareholders, considered and relied upon a number of factors, including, among others, the following (which are not listed in any relative order of importance):
•
the amount of the Consideration payable under the Arrangement to the Shareholders represents a premium of approximately 103% to the closing price per Share on the Nasdaq on April, 17, 2023, the last trading day prior to the announcement of the Arrangement, and a premium of approximately 101% to the volume-weighted average price of the Shares on the Nasdaq over the 30 trading days up to and including April 17, 2023, the last trading day prior to the announcement of the Arrangement.

•
the entirety of the Consideration payable to Shareholders pursuant to the Arrangement will be paid in cash, which provides Shareholders with certainty of value and immediate liquidity;

•
the Board of Directors’ assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Company should it continue as a stand-alone Entity, including without limitation that: (i) the Company may be required to raise equity capital to commercialize camlipixant, which could be highly dilutive to Shareholders; (ii) there can be no guarantee that any FDA or other regulatory approval relating to camlipixant will be obtained, nor that the Company will have the ability to develop and commercialize camlipixant; and (iii) the cost at which camlipixant may be commercialized remains uncertain at the current stage of development;

•
the Company’s consideration of a variety of strategic alternatives, with a view to identifying transactions or other alternatives in the best interests of the Company, including continuing to pursue the development and commercialization of camlipixant on a stand-alone basis;

•
the Board of Directors’ consideration of the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, especially a large-scale Phase 3 clinical trial such as the CALM Phase 3 program, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of biotechnology companies generally;

•
the oral opinion of Centerview rendered to the Board of Directors on April 17, 2023, which was subsequently confirmed by delivery of a written opinion dated April 17, 2023, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the Shareholders (other than as specified in such opinion) pursuant to the Arrangement Agreement was fair, from a financial point of view, to such holders (other than as specified in such opinion), as more fully described below under “Fairness Opinions — Centerview Fairness Opinion”. The written opinion delivered by Centerview is attached to this Circular as Appendix D;

•
the oral opinion of Bloom Burton rendered to the Board of Directors on April 17, 2023, which was subsequently confirmed by delivery of a written opinion dated April 17, 2023 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Bloom Burton in preparing its opinion, the Consideration to be paid to Shareholders (other than as specified in such opinion) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such holders (other than as specified in such opinion). For a detailed discussion of Bloom Burton’s opinion, please see below in “Fairness Opinions — Bloom Burton Fairness Opinion”. The written opinion delivered by Bloom Burton is attached to this Circular as Appendix E;

•
the course and history of the negotiations between the Company and the Parent, including the Board of Directors’ belief that these negotiations yielded the Parent’s best offer, and the enhancements to the offer that the Company was able to obtain as a result of these negotiations, as described under “The Arrangement — Background to the Arrangement”;

•
Shareholders will have an opportunity to vote on the Arrangement, which requires (i) approval by at least two-thirds of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, and (ii) a simple majority of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to section 8.1(2) of MI 61-101;

•
the Transaction Committee has unanimously recommended to the Board of Directors that the Board of Directors approve the Arrangement;

•
the support of the Arrangement by directors and officers (who as of April 17, 2023, beneficially owned or exercised control or direction over, an aggregate of 8,052,338 Shares, representing 6.36% of the issued and outstanding Shares) who have entered into support and voting agreements pursuant to which they have each agreed to vote their respective Shares for the Arrangement Resolution;

•
the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Shareholders;

•
the terms and conditions of the Arrangement Agreement, including that the Company’s, the Parent’s and the Purchaser’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with the Company’s outside legal counsel, reasonable in light of the circumstances, including the Consideration offered by the Purchaser and the Parent;

•
both the Purchaser’s and the Parent’s obligations to complete the Arrangement are subject to a limited number of conditions, which the Board of Directors, after consultation with the Company’s outside legal counsel, believes are reasonable under the circumstances;

•
the Parent has the capability and the funds to effect the Arrangement, and the Arrangement is not subject to due diligence or financing conditions;

•
that the Board of Directors believes that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time with closing of the Arrangement expected in the third quarter of 2023 or earlier, subject to satisfaction of all closing conditions;

•
the treatment of, and consideration to be received by, holders of Company Equity Awards under the Arrangement;

•
the Board of Directors’ assessment of the Parent’s ability to further develop and commercialize camlipixant;

•
the appropriateness of the Termination Fee and the ability of the Board of Directors, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, provided that the Company pays the Termination Fee. See “The Arrangement Agreement — Termination Fee”;

•
the view of the Board of Directors that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Company;

•
registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their Dissent Rights and, if ultimately successful, receive fair value for their Shares as determined by the Court;

•
the Arrangement Agreement is a result of arm’s-length negotiations between the Company, on the one hand, and the Parent and the Purchaser, on the other hand; and

•
in the Board of Directors’ view, the terms of the Arrangement Agreement treat stakeholders of the Company fairly.

The Transaction Committee, in making its unanimous recommendation, and the Board of Directors, in reaching its determination, also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:
•
the risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement, the diversion of management’s attention away from conducting the

Company’s business in the ordinary course and the potential impact on the Company’s current business relationships, including its employees;
•
following the Arrangement, Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans;

•
the conditions to the Parent’s and the Purchaser’s obligation to complete the Arrangement and the right of the Parent and the Purchaser to terminate the Arrangement Agreement under certain limited circumstances;

•
the prohibition contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Company must pay the Termination Fee to the Parent, as described under “The Arrangement Agreement — Termination Fee”; and

•
the Arrangement will generally be a taxable transaction for U.S. federal income tax purposes and Canadian income tax purposes, and, as a result, Shareholders that are U.S. persons or Canadian residents will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

The foregoing discussion of the information and factors considered and given weight by the Transaction Committee and the Board of Directors is not intended to be exhaustive. The Transaction Committee, in unanimously recommending that the Board of Directors approve the Arrangement, and the Board of Directors, in unanimously determining that the Arrangement is in the best interests of the Company and is fair to the Shareholders, did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The Board of Directors resolved unanimously that the Arrangement was in the best interests of the Company and is fair to the Shareholders.
The explanation of the reasons and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this Circular entitled “Forward-Looking Statements” and “Risk Factors.”
Certain Financial Projections
The Company’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with the Parent and other strategic alternatives, the Company’s management prepared certain risk-adjusted, non-public, unaudited prospective financial information for fiscal years 2023 through 2042 (the “Management Projections”). The Management Projections were provided to the Board of Directors in considering, analyzing and evaluating the Arrangement, as well as potential strategic alternatives for the Company. In addition, the Management Projections were provided to Centerview and Bloom Burton, and were approved by the Company for use and reliance by Centerview and Bloom Burton in connection with the rendering of their respective fairness opinions to the Board of Directors and in performing the related financial analyses as described in “The Arrangement — Fairness Opinions” and were the only financial projections with respect to the Company used by Centerview and Bloom Burton in performing such financial analyses. The Management Projections were not provided to the Parent.
The Company is summarizing the Management Projections in this Circular to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Board of Directors for purposes of considering and evaluating the Parent’s proposal. The Company makes and has made no representation to the Parent or the Purchaser, in the Arrangement Agreement or otherwise, concerning any projected financial information.
The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company management at the time the Management Projections were created.

Cautionary Note About the Management Projections
The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Management Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to the Company’s product candidate, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for the Company’s product candidate. There can be no assurance of the approvals, or timing of such approvals, of the Company’s product candidate, and it is possible that other therapeutic options will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation, and other risk factors described in the “Risk Factors” section of this Circular, the Company’s latest Annual Information Form as well as the Company’s other public filings, available on SEDAR at www.sedar.com. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.
Modeling and forecasting the future commercialization of a clinical stage drug candidate is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidate, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidate.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Circular should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the Management Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as may otherwise be required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s product candidate or the overall future performance of the Company. The Management Projections were prepared based on the Company’s continued operation as a stand-alone company and do not take into account the proposed Arrangement, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Arrangement Agreement. The Management Projections are

subjective in many respects and are thus subject to interpretation. Please refer to “Management Information Circular — Forward-Looking Statements” above.
The Management Projections were prepared in accordance with the IFRS, which differ from U.S. generally accepted accounting principles in certain material respects. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Circular to influence any Shareholder’s decision whether to vote in favor of the Arrangement, but instead because the Management Projections were provided to the Board of Directors and to Centerview and Bloom Burton as described above. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Arrangement.
THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IF ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.
These financial projections were prepared in April 2023 by management based on assumptions about the Company’s continued operation as a stand-alone, publicly traded company, with respect to its product candidate and platform, and for royalties and milestones expected from the Company’s camlipixant ex-U.S. partnership and the Company’s collaboration with Alzheon, Inc. Other than the camlipixant ex-U.S. partnership and the collaboration with Alzheon, Inc., these financial projections did not include any other assumptions regarding any potential collaborations with any other third parties. The projections reflected a risk-adjusted outlook, based on certain internal assumptions prepared by the Company management about the probability of success and the probability of regulatory approvals, launch timing, pricing, sales ramp, market share, market exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of federal net operating losses, federal research and development expenses and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections.
Management Projections (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Net Revenue	—	—	—	$186	$365	$623	$829	$915	$1,225	$1,521
EBIT	$(105)	$(88)	$(146)	$(185)	$4	$247	$442	$515	$906	$1,172
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Net Revenue	$1,393	$1,324	$1,308	$1,241	$610	$286	$143	$72	$36	$18
EBIT	$1,040	$966	$940	$864	$503	$247	$123	$62	$31	$15
In addition, at the direction of the Company management, Centerview calculated, solely based on the Management Projections and other projected financial information provided by the Company management, unlevered free cash flows for the second through fourth quarters of fiscal year 2023 and fiscal years 2024 through 2042 for use in its final financial analyses relating to the Management Projections. The unlevered free cash flow based on the Management Projections were approved by the Company for use and reliance by Centerview in connection with the rendering of its fairness opinion to the Board of Directors and in performing the related financial analyses as described in “The Arrangement — Fairness Opinions” and were the only unlevered free cash flow used by Centerview as the basis for the rendering of its fairness opinion described in “The Arrangement — Fairness Opinions”. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation, less capital expenditures, less changes in net working capital, in each case based on the Management Projections. For purposes of calculating the discounted cash flow, Centerview assumed, at the direction of Company management, (i) tax savings resulting from the usage of the Company’s federal net operating losses as of December 31, 2022, federal research and development expenses as of December 31, 2022, estimated net losses from January 1, 2023 to March 31, 2023, and future losses as of March 31, 2023, (ii) impact of the cost of future equity raises in each of 2024 and 2025, assuming equity raises in each of those years, and (iii) $313 million of the Company’s net cash as of March 31, 2023. The values in the table below do not take into account the cost of future capital raises or the net cash mentioned above.
($ in millions)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
EBIT	$(105)	$(88)	$(146)	$(185)	$4	$247	$442	$515	$906	$1,172
Less: Tax Expenses	—	—	—	—	—	—	—	(117)	(240)	(311)
Plus: Depreciation	—	—	—	1	3	6	7	8	11	13
Less: Capital Expenditures	—	—	—	(1)	(3)	(6)	(7)	(8)	(11)	(13)
Less: Change in Net Working Capital	—	—	—	(28)	(27)	(39)	(31)	(13)	(46)	(44)
Unlevered Free Cash Flow	$(105)	$(88)	$(146)	$(213)	$(23)	$208	$411	$384	$620	$817
($ in millions)	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
EBIT	$1,040	$966	$940	$864	$503	$247	$123	$62	$31	$15
Less: Tax Expenses	(275)	(256)	(249)	(229)	(133)	(65)	(33)	(16)	(8)	(4)
Plus: Depreciation	13	12	12	12	6	—	—	—	—	—
Less: Capital Expenditures	(13)	(12)	(12)	(12)	(6)	—	—	—	—	—
Less: Change in Net Working Capital	19	10	2	10	95	49	21	11	5	3
Unlevered Free Cash Flow	$783	$720	$693	$645	$464	$230	$112	$56	$28	$14
Fairness Opinions
Centerview Fairness Opinion
On April 17, 2023, Centerview rendered to the Board of Directors its oral opinion, which was subsequently confirmed in a written opinion dated April 17, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated April 17, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Appendix D to this Circular and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Appendix D to this Circular. Centerview’s financial advisory services and opinion were provided solely for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Arrangement Agreement. Centerview’s opinion did not address any other term or aspect of the Arrangement Agreement or the Transaction and does not constitute a recommendation to any Shareholder or any other person as to how such Shareholder or other person should vote with respect to the Arrangement or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•
a draft of the Arrangement Agreement dated April 17, 2023, referred to in this summary of Centerview’s opinion as the “Draft Arrangement Agreement”;

•
Annual Reports on Form 40-F of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020;

•
certain interim reports to Shareholders on Form 6-K of the Company;

•
certain publicly available research analyst reports for the Company;

•
certain other communications from the Company to its Shareholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Arrangement Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Arrangement Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Arrangement Agreement and in accordance with all applicable Laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Arrangement Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Arrangement Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Arrangement Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Arrangement Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any Shareholder or any other person as to how such Shareholder or other person should vote with respect to the Arrangement or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided solely for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board of Directors in connection with Centerview’s opinion, dated April 17, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, the Parent, the Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 17, 2023 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Forecasts, which reflects certain assumptions and future financing needs of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of March 31, 2023 using discount rates ranging from 12.0% to 14.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2023 and ending on December 31, 2042, utilized by Centerview as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 50% year over year, as directed by the Company’s management, and (iii) tax savings from usage of the Company’s federal net operating losses as of December 31, 2022, federal research and development expenses as of December 31, 2022, estimated net losses from January 1, 2023 to March 31, 2023, and future losses as of March 31, 2023, in each case, as set forth in the Forecasts and (b) adding to the foregoing results (i) the Company’s net cash as of March 31, 2023, as reflected in the Internal Data, and (ii) subtracting from the foregoing results, and using the same discount rates, the net present value of the estimated costs associated with assumed equity raises in 2024 and in 2025, as set forth in the Forecasts and as directed by the Company’s management. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (using the treasury stock method based on the number of Shares outstanding and taking into account the dilutive impact of outstanding in-the-money options and Company Deferred Share Units) as of April 14, 2023, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $11.00 to $13.05, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the offer price of $14.75 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Arrangement Agreement.
Other Factors
Centerview noted for the Board of Directors certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical Share Price Trading Analysis:   Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended on April 17, 2023 (the last trading day before the public announcement of the Arrangement), which reflected low and high closing prices for the Shares during such period of $6.45 to $12.00 per Share, rounded to the nearest $0.05;

•
Analyst Price Target Analysis:   Centerview reviewed share price targets for the Shares in selected publicly available Wall Street research analyst reports as of April 17, 2023 (the last trading day before the public announcement of the Arrangement), which indicated low and high price targets for the Shares ranging from $8.10 to $24.00 per Share, rounded to the nearest $0.05; and

•
Premiums Paid Analysis:   Centerview performed an analysis of premiums paid in twenty selected transactions between $1 billion and $10 billion from January 2021 through April 2023 involving publicly traded biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each selected transaction to the closing price of the target company’s common shares for the date one day prior to the date on which the trading price of the target’s common shares was perceived by Centerview to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 65% to 120% to the Company’s closing share price on April 17, 2023 (the last trading day before the public announcement of the Arrangement) of $7.26, which resulted in an implied price range of approximately $12.00 to $15.95 per Share, rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board of Directors in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of the Company with respect to the Consideration or as to whether the Board of Directors would have been willing to determine that a different consideration was fair. The Consideration was determined through arm’s-length negotiations between the Company and the Parent and was approved by the Board of Directors. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to the Parent or the Purchaser, and Centerview did not receive any compensation from the Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company or the Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, the Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
The Board of Directors selected Centerview as its financial advisor in connection with the Arrangement based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Arrangement.
In connection with Centerview’s services as the financial advisor to the Board of Directors, the Company has agreed to pay Centerview an aggregate fee of approximately $46 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $45 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Bloom Burton Fairness Opinion
Bloom Burton delivered its opinion orally to the Board of Directors on April 17, 2023 and subsequently confirmed its opinion by delivery of a written opinion to the Board of Directors dated April 17, 2023. As of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in the Bloom Burton Fairness Opinion, Bloom Burton is of the opinion that the Consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders.
In connection with the Company retaining Bloom Burton, the Company has agreed to pay Bloom Burton a fixed fee for its services, the payment of which was not contingent upon Bloom Burton reaching any conclusion as to fairness. In addition, the Company has agreed to reimburse certain of Bloom Burton’s expenses arising, and to indemnify Bloom Burton against certain liabilities that may arise, out of Bloom Burton’s engagement.

Assumptions and Limitations of the Bloom Burton Fairness Opinion
In connection with the Bloom Burton Fairness Opinion, Bloom Burton reviewed, considered and, where appropriate, relied upon certain documents listed in the Bloom Burton Fairness Opinion, including, among other things:
(a)
a draft of the Arrangement Agreement, together with a draft plan of arrangement in respect of the Arrangement;

(b)
certain publicly available business and financial information relating to the Company and other companies deemed relevant;

(c)
certain internally prepared information relating to the Company, the Arrangement, its operations, business plans and prospects of the Company (the “Internal Information”), including Management Projections;

(d)
discussions with the Company regarding the Internal Information;

(e)
publicly available information relating to other selected transactions and companies that were deemed relevant, including recent and historical trading statistics, select financial information and metrics on comparable transactions;

(f)
the state of the broader capital markets and selected industry groupings; and

(g)
other information, including but not limited to such other financial studies and analyses or qualitative matters, as we deemed appropriate in rendering the Bloom Burton Fairness Opinion.

In providing its opinion, Bloom Burton relied upon the completeness, accuracy and fair presentation of all financial information, agreements and contracts, forecasts and other information, data, advice, opinions and representations obtained by Bloom Burton from public sources, or provided by the Company, its directors, officers, associates, affiliates, consultants, advisors or representatives and otherwise obtained pursuant to Bloom Burton’s engagement and relating to the Company and its associates and affiliates (collectively, the “Information”). Senior officers of the Company represented to Bloom Burton, in a certificate, dated April 13, 2023, that all the Information provided by or on behalf of the Company were true and correct in all material aspects and contained no untrue statement of a material fact concerning the Company or the Arrangement, and did not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The Bloom Burton Fairness Opinion is wholly conditional upon such completeness, accuracy and fair presentation of such Information. Bloom Burton was not provided with, and did not attempt, any independent verification of the completeness, accuracy or fair presentation of any of the Internal Information or Information. In addition, Bloom Burton did not assume any obligation to conduct any, and was not provided with reports regarding, any independent physical inspection of any properties, facilities or other physical assets of the Company or to verify the good standing of any intellectual property or other intangible assets of the Company. Bloom Burton also did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities of the Company or any other Entity. In rendering its opinion, Bloom Burton assumed that the representations and warranties of the Parties in the Arrangement Agreement were true and correct and that the Arrangement would be consummated pursuant to definitive agreements that will be in accordance with the terms and conditions of, and substantially within the timeframes specified within, the draft agreements and documents provided to Bloom Burton, without any waiver or amendment of any material term or condition thereof, and that any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect.
In addition to the foregoing, the Bloom Burton Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at that date and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the Information and as they were represented to Bloom Burton. In its analyses and in connection with the preparation of the Bloom Burton Fairness Opinion, Bloom Burton made a number of assumptions with respect to general business, market and economic conditions and other matters, many or all of which are beyond the control of Bloom Burton or the

Company. Subsequent developments may affect the Bloom Burton Fairness Opinion and that Bloom Burton does not have any obligation to update, revise, or reaffirm the Bloom Burton Fairness Opinion.
Bloom Burton expressed no opinion or view as to any terms or other aspects or implications of the Arrangement, other than the fairness of the Consideration from a financial point of view, including, without limitation, the form or structure of the Arrangement or any legal, regulatory, accounting, tax or similar matters terms, aspects or implications of the Arrangement. Bloom Burton also provided no opinion or view as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or as to the underlying business decision of the Board of Directors to proceed with the Arrangement. In addition, Bloom Burton expressed no opinion or recommendation as to how any securityholder of the Company, including the Shareholders, should vote or act in connection with the Arrangement or any other matter. The Bloom Burton Fairness Opinion is not to be construed as a recommendation as to how any securityholder of the Company, including the Shareholders, should vote or act in connection with the Arrangement or any other matter.
Bloom Burton, as an investment dealer may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for any of the Interested Parties (as such term is defined in the Bloom Burton Fairness Opinion). Bloom Burton has a current ongoing consulting arrangement, with a fixed monthly retainer fee, wherein Bloom Burton acts as an advisor to the Company in connection with the review, from time to time, of pre-clinical development programs and potential therapeutic indications. No other agreements or commitments exist between Bloom Burton and the Company with respect to any future business dealings other than those that may arise from its engagement. Bloom Burton does not own any securities of the Company. Additionally, in the ordinary course of its business, Bloom Burton may have other normal course financial dealings with one or more of the Interested Parties or actively trade shares and other securities of one or more of the Interested Parties for its own account and for its client accounts, and, accordingly, may at any time hold a long or short position in such securities. Bloom Burton also produces research on public equity securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to any of the Interested Parties or the Arrangement.
Summary of Bloom Burton Fairness Analysis
Bloom Burton performed a variety of financial and comparative analyses, as summarized below. The below does not constitute a complete description of the financial analyses performed and considered by Bloom Burton and the order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. The summary of the analyses below and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by Bloom Burton. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion and analyses are not readily susceptible to partial analysis or summary description. The analyses and factors summarized below in connection to the Bloom Burton Fairness Opinion must be considered as a whole and in context. Selecting portions of the Bloom Burton analyses and factors, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying Bloom Burton’s analyses and opinion.
No Comparable Company or Precedent Transaction (each as defined below) is identical or perfectly comparable to the Company or the Arrangement. Bloom Burton reviewed and considered certain financial and non-financial information and exercised its professional judgement in making qualitative and quantitative assessments based on individual traits and characteristics, and other information, for each of the Comparable Companies and the Precedent Transaction.
Discounted Cash Flow Analysis
Bloom Burton employed a discounted cash flow (“DCF”) analysis in estimating a valuation range for the Shares. DCF is a core valuation approach in the financial markets used to value a company or asset based on an estimated present value of the projected future cash flows to be generated by the company or asset by discounting the projected future cash flows at a discount rate that is selected to appropriately reflect the risks of receiving such cash flows, the cost of capital, expected return on capital or other applicable factors. Bloom Burton performed DCF analysis using the Management Projections to derive a range of implied equity values for the Shares. In conducting the DCF analysis, Bloom Burton used the capital asset pricing model in combination with its professional judgement, experience to estimate an appropriate discount rate (or estimated weighted average cost of capital) range for the Company of 11.5% to 14.0%. The Management Projections were used to calculate the after-tax, projected free cash flows generated by the Company for annual periods 2023 through 2042. No terminal value was assumed based on the length of the forecast extending through the anticipated loss of patent exclusivity for camlipixant (BLU-5937) and the immaterial impact of the present value contribution of an assumed terminal value based on the terminal value estimation methods considered. The range of DCF-implied enterprise values was also adjusted for the estimated present value of the impact of assumed future equity issuances in 2024 and 2025 as projected by the Management Projections. The net cash position of Company of approximately $313 million (“Net Cash”), based on the Information as of April 17, 2023, was used to arrive at a range of implied equity values based on the DCF analysis. These DCF-implied equity values were then applied by Bloom Burton to the number of fully diluted Shares outstanding, including the dilutive impact from outstanding and in the money options using the treasury stock method, to provide a range of implied values per Share of: $9.85 to $13.05 (rounded to the nearest $0.05). This range was then compared by Bloom Burton to the Consideration of $14.75 per Share.
Selected Comparable Companies
Bloom Burton considered a public comparables analysis in support of rendering the Bloom Burton Fairness Opinion. While no public company is directly or perfectly comparable to the Company or the Arrangement, Bloom Burton identified seven selected public companies (the “Comparable Companies”) that were, in the opinion of Bloom Burton, deemed as relevant comparators. The Comparable Companies ranged in enterprise value from between $588 million to $1.4 billion, with an average and mean of $969 million and $905 million, respectively. Among other things, the Comparable Companies were identified and selected by Bloom Burton based on company-specific characteristics including, being publicly-traded, clinical stage biopharmaceutical companies with a lead development program that was judged to be comparable to camlipixant (BLU-5937) based on the stage of development and lead indication characteristics, including the type of disease and the characteristics of the estimated patient population. Bloom Burton used publicly available financial information to calculate an observed enterprise value of each of the Comparable Companies, based on, among other things: (i) their respective closing share price as of April 14, 2023; (ii) their fully diluted equity value using the treasury stock method; and (iii) adding the book value of any debt or other relevant liabilities less the reported cash and cash equivalents.
Bloom Burton, exercising its professional judgement, arrived at an estimated range of implied enterprise values for the Company based on the observed enterprise value range of the Comparable Companies. Based on this approach, Bloom Burton assigned an estimated enterprise value range of $600 million to $1.4 billion for the Company based on the public comparables analysis. This estimated enterprise value range was then used in combination with the Net Cash and the fully diluted Shares outstanding, adjusting for the impact of outstanding dilutive securities using the treasury stock method, to arrive at an estimated implied range of $7.05 to $12.80 per Share. Bloom Burton compared this estimated range to the Consideration of $14.75 per Share.
Selected Precedent Transactions
Bloom Burton also considered and reviewed selected precedent transactions in rendering the Bloom Burton Fairness Opinion. While no other transaction is directly or perfectly comparable to the Company or the Arrangement, Bloom Burton identified certain prior completed all-cash transactions, including eight public and nine private company acquisitions and asset-based transactions (the “Precedent Transactions”), that were deemed relevant in the professional opinion of Bloom Burton. The Precedent Transactions were chosen by Bloom Burton based on qualitative and quantitative factors or characteristics that included, among other potential things, the clinical development stage of the company or asset, and other selected attributes relating to the targeted therapeutic indication or market segment.
Bloom Burton utilized publicly available financial information pertaining to the Precedent Transactions to calculate the observed total and (or) “up front” value of each transaction, excluding any contingent or other deferred consideration, where applicable (the “Transaction Value”). The public company acquisition Precedent Transactions had mean and median Transaction Values of $2.1 billion and $1.2 billion, respectively, and the private Precedent Transactions had mean and median Transaction Values of $1.7 billion and $725 million, respectively.
Bloom Burton, exercising its professional judgement, arrived at an estimated range of implied transaction (or enterprise) values for the Company based on the range of Transaction Values for the Precedent Transactions. The estimated enterprise value range was $600 million to $1.8 billion based on the Precedent Transactions. This estimated enterprise value range was then used in combination with the Net Cash of the Company and the fully diluted Shares outstanding, adjusting for the impact of outstanding dilutive securities to arrive at an implied equity value range of $7.05 to $15.70 per Share. Bloom Burton compared this range to the Consideration of $14.75 per Share.
Bloom Burton also assessed and considered the observed acquisition premiums paid by the acquirors in the public company acquisitions contained in the Precedent Transaction group. These premiums were calculated by Bloom Burton based on comparing the per share acquisition price (excluding any contingent or deferred consideration) to the unaffected closing share price of the target company, prior to the announcement or other knowledge of the transaction impacting the target’s share price. Based on this analysis, Bloom Burton estimated a comparable premium range of approximately 30% to 115%. Bloom Burton then applied the estimated acquisition premiums range to the Company’s most recent closing share price (as of April 14, 2023) to determine an implied share price range representative of the acquisition premium for the public Precedent Transactions of $9.15 to $15.10. Bloom Burton compared this range to the Consideration of $14.75 per Share.
Bloom Burton also analyzed, observed and considered certain additional information that was not directly considered part of its financial analyses but noted for the Board of Directors for informational purposes, including: (i) the historical trading performance of the Shares, using the Nasdaq listing, during the 52 weeks ended April 14, 2023, which indicated low and high closing prices during such period of $6.46 per Share and $12.00 per Share, respectively; and (ii) 12 month share price targets as reflected in selected publicly available equity research analysts’ reports.
Support and Voting Agreements
The following description is qualified in its entirety by reference to the full text of the form of support and voting agreement. A copy of the form of support and voting agreement is accessible through the Company’s profile on SEDAR at www.sedar.com. The Shares held by the Supporting Shareholders will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder.
Each of the directors of the Company holding Shares and certain executive officers of the Company alongside certain Shareholders related to such directors and executive officers (the “Supporting Shareholders”), representing in the aggregate approximately 6.36% of the issued and outstanding Shares, have entered into support and voting agreements pursuant to which each has agreed to, among other things, support the Arrangement and vote for the Arrangement Resolution all of the Shares he, she or it owns or over which he, she or it exercises voting control, subject to customary exceptions. Under each support and voting agreement, the Supporting Shareholder has agreed, among other things:
(a)
to vote or to cause to be voted all of the Shares, other securities convertible into or exchangeable or exercisable for Shares, or any other rights to acquire Shares (the “Subject Securities”) entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued after April 17, 2023, for the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)
no later than ten days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting for the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Parent;

(c)
not to, directly or indirectly (including through any of its representatives):

(i)
solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal, discussion, negotiation or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)
enter into, continue or otherwise initiate, solicit, knowingly encourage, engage or participate in or knowingly facilitate any discussions or negotiations with any person (other than with the Parent, the Purchaser, the Parent’s Representatives or any person acting jointly or in concert with the Parent or the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)
accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal;

(iv)
withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement;

(v)
enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal;

(vi)
act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser and the Parent in connection with the Arrangement Agreement; or

(vii)
join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal;

(d)
except as contemplated by the Arrangement Agreement and support and voting agreement, not to, directly or indirectly:

(i)
sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of any of its Subject Securities to any person;

(ii)
grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities; or

(iii)
agree to take any of the actions described in the foregoing sections (i) and (ii); provided that the Supporting Shareholder may (x) exercise and/or settle Company Equity Awards to acquire additional Shares, and (y) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other Entity directly or indirectly owned or controlled by the Supporting Shareholder or under common control with or controlling the relevant director or officer and subject certain conditions specified in the support and voting agreement; and

(e)
not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

Arrangement Steps
The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix C to this Circular.
Pursuant to the terms of the Plan of Arrangement, at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time (unless otherwise indicated):
(a)
the Company and Subco shall amalgamate to form one corporation with the same effect as if they had amalgamated pursuant to section 181 and section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation;

(b)
each Company Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Option Plan and any and all award or similar agreements relating to the Company Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the excess, if any, of the Consideration over the Exercise Price of such Company Option, less any applicable withholdings, and such Company Option shall be immediately cancelled. For greater certainty, if the Exercise Price of any Company Option is equal to or greater than the Consideration, such Company Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof;

(c)
each Company Deferred Share Unit, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Deferred Share Unit Plan and any and all award or similar agreements relating to the Company Deferred Share Unit and without any further action by or on behalf of a holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the Consideration, less any withholdings, and such Company Deferred Share Unit shall be immediately cancelled;

(d)
(i) each holder of Company Equity Awards shall cease to be the holder of such Company Equity Awards and to have any rights as holder of Company Equity Awards other than the right to receive the consideration to which they are entitled (as described above), (ii) such holder’s name shall be removed from each applicable register; and (iii) the Company Equity Plans and any and all award or similar agreements relating to the Company Equity Awards shall be terminated and shall be of no further force and effect;

(e)
each of the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser, and:

(i)
such Dissenting Holders shall cease to be the holders of such Shares and to have any rights as holder of Shares other than the right to be paid fair value by the Purchaser for such Shares as set out in Section 3.1 of the Plan of Arrangement;

(ii)
such Dissenting Holders’ names shall be removed from the registers of Shareholders maintained by or on behalf of the Company; and

(iii)
the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Encumbrances, and shall be entered in the register of Shares maintained by or on behalf of the Company and shall be deemed to be the legal and beneficial owner thereof; and

(f)
each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder who has validly exercised such holder’s Dissent Rights shall, without any further action by or on behalf of a holder of Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

(i)
the holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement less any withholdings;

(ii)
such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii)
the Purchaser shall be deemed to be the transferee of such Shares (free and clear of all Encumbrances) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

Upon issuance of the Final Order and the satisfaction or waiver of the conditions precedent to the proposed Arrangement set forth in the Arrangement Agreement, the Company will file the Articles of

Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to section 192 of the CBCA.
Upon issuance of the Certificate of Arrangement by the Director, the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.
Effective Date
The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director under the CBCA on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA.
Sources of Funds for the Arrangement
The Purchaser and the Parent will finance the Arrangement from internally available funds and do not need to obtain any new external debt financing in order to consummate the Arrangement. The Parent and the Purchaser have represented in the Arrangement Agreement that the Parent will have sufficient funds at Closing to satisfy the Aggregate Arrangement Consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement. The Arrangement Agreement is not subject to a financing condition.
Interests of Certain Persons in the Arrangement
In considering the determinations and recommendations of the Transaction Committee and the Board of Directors with respect to the Arrangement, Shareholders should be aware that certain directors and executive officers of the Company may have certain interests in connection with the Arrangement or may receive certain collateral benefits (as such term is defined in MI 61-101) that differ from, or are in addition to, the interests of Shareholders generally in connection with the Arrangement and that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Transaction Committee and the Board of Directors are aware of these interests and considered them along with other matters described herein.
Other than the interests and benefits described below, none of the directors or executive officers of the Company or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.
All of the benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Shares held by such persons and no consideration is, or will be, conditional on the person supporting the Arrangement.
Transaction Related Payments
There are no transaction related payments payable in connection with the completion of the Arrangement other than pursuant to broad-based programs maintained by the Company or as described below:
•
Bonus Pool:   The Company is permitted under the Arrangement Agreement to establish an employee bonus pool in the aggregate amount of $4,000,000. The determination of participants, individual allocations, and payment terms (including applicable milestones) will be as mutually determined via consultation between the Parent and the Company after the date of the Arrangement Agreement, which process shall be recommended by the Company’s Chief Executive Officer, with all terms of the individual awards subject to the mutual agreement of both parties. Any recipient of a bonus award must, as a condition to payment of the bonus, sign an agreement with the Company that his or her employment may, in connection with the transaction, be transferred to any affiliate of the Parent.

•
Severance Program:   The Company is permitted under the Arrangement Agreement to adopt a severance program providing the coverage summarized below to all Company employees who were employed as of the date of the Arrangement Agreement, for any terminations of employment without cause, to be effective for at least the one-year period immediately following the date of the Closing. Such severance shall be paid in a lump sum, subject to a customary release of claims (subject to applicable Laws) and shall be offset by the amount of any statutory or contractual severance and notice entitlements. Benefit continuation will be provided for the applicable severance period set forth below for U.S. employees. Severance for Canadian employees will be subject to applicable Law, which may require additional payments. The severance program shall be set forth in a plan document, the final form of which shall be subject to the Parent’s review and ultimate consent (which shall not be unreasonably withheld, conditioned or delayed).

Title	Severance
Executive Team	18 months base salary plus 1.5x target annual bonus
Vice President and above	12 months base salary
Senior or Executive Director	8 months base salary
Director	5 months base salary
Remainder	3 months base salary
Change of Control Benefits
Except as set out elsewhere in this Circular, including under “The Arrangement — Interests of Certain Persons in the Arrangement — Treatment of Company Equity Awards”, “The Arrangement — Interests of Certain Persons in the Arrangement — Consideration”, and “Regulatory Matters — Canadian Securities Law Matters”, there are no change of control benefits payable upon the closing of the Arrangement under any employment, consulting or other agreements between the Company and any of its directors or executive officers.
Intentions of Directors and Executive Officers
As of the Record Date, the Supporting Shareholders beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 8,052,338 Shares, which represented approximately 6.36% of the issued and outstanding Shares on an undiluted basis.
Pursuant to the support and voting agreements, the Supporting Shareholders have agreed, among other things, to vote their Shares FOR the Arrangement Resolution. See “The Arrangement — Support and Voting Agreements”.
Treatment of Company Equity Awards
As of the Record Date, a total of 11,829,204 Company Options and 340,677 Company Deferred Share Units were outstanding.
Pursuant to the Plan of Arrangement, each Company Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Option Plan and any and all award or similar agreements relating to the Company Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the amount by which the Consideration exceeds the Exercise Price of such Company Option, less applicable withholdings, and each such Company Option shall immediately be cancelled and, for greater certainty, where such amount is zero or a negative, the holder of such Company Option will not be entitled to receive any amount in respect of such Company Option, and all obligations in respect of all such Company Options shall be deemed to be fully satisfied. The Company Option Plan, each Company Option issued and outstanding immediately prior to the Effective Time and any agreements related thereto shall thereafter be immediately cancelled and terminated.
In addition, the Plan of Arrangement provides that each Company Deferred Share Unit, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the

Company Deferred Share Unit Plan and any and all award or similar agreements relating to the Company Deferred Share Unit and without any further action by or on behalf of a holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the Consideration, less any withholdings, and each such Company Deferred Share Unit shall immediately be cancelled and all obligations in respect of the Company Deferred Share Units shall be deemed to be fully satisfied. The Company Deferred Share Unit Plan, each Company Deferred Share Unit issued and outstanding immediately prior to the Effective Time and any agreements related thereto shall thereafter be immediately cancelled and terminated.
On or as soon as practicable after the Effective Date (and in any event, no later than ten days thereafter), the Company shall process the cash payments through the Company’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of a Company Option or a Company Deferred Share Unit as reflected on the register maintained by or on behalf of the Company in respect of Company Options and of Company Deferred Share Units, representing the amount, if any, which such holder of Company Options, or Company Deferred Share Units, as applicable, has the right to receive under the Plan of Arrangement for such Company Options and Company Deferred Share Units, as applicable, less applicable withholdings. Notwithstanding that amounts under the Plan of Arrangement are payable in U.S. dollars, the Company is entitled to make the payments in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the Effective Date.
Consideration
The following table sets out the names and positions of the directors and executive officers of the Company as of May 15, 2023, the number of Shares, Company Options and Company Deferred Share Units owned or over which control or direction was exercised by such director or executive officer of the Company and, where known after reasonable inquiry, by their respective associates or affiliates and the consideration to be received for such Shares, Company Options and Company Deferred Share Units pursuant to the Arrangement.
Name and Position with the Company	Shares	Estimated amount of Consideration to be received in respect of Shares	“In-the- Money” Company Options	Company Deferred Share Units	Estimated amount of cash to be received in respect of Company Options and Company Deferred Share Units(1)	Total estimated amount of consideration to be received (subject to applicable withholdings)
Executive Officers
Roberto Bellini, President and Chief Executive Officer(2)	5,329,871	$44,950,124	3,348,056	24,931	$31,847,046	$76,797,170
Ramzi Benamar, Chief Financial Officer	—	—	702,500	—	$6,924,683	$6,924,683
Catherine M. Bonuccelli	—	—	939,722	—	$8,001,569	$8,001,569
Denis Garceau	676	$9,971	777,944	458	$7,289,334	$7,299,305
Andreas Orfanos	—	—	474,375	—	$3,876,019	$3,876,019
Tony Matzouranis	—	—	675,722	—	$6,363,835	$6,363,835
Sébastien Roy, Corporate Secretary	1,613	$23,792	—	—	—	$23,792
Directors
Francesco Bellini(3)	1,761,621	$25,983,910	447,667	28,370	$4,781,782	$30,765,692
Youssef L. Bennani	109,649	$1,617,323	244,111	—	$2,496,435	$4,113,758
Franklin M. Berger	698,918	$10,309,041	224,889	65,256	$3,048,301	$13,357,342

Name and Position with the Company	Shares	Estimated amount of Consideration to be received in respect of Shares	“In-the- Money” Company Options	Company Deferred Share Units	Estimated amount of cash to be received in respect of Company Options and Company Deferred Share Units(1)	Total estimated amount of consideration to be received (subject to applicable withholdings)
Clarissa Desjardins	18,420	$271,695	238,111	60,959	$3,338,733	$3,610,428
Pierre Larochelle	131,540	$1,940,215	313,222	131,311	$4,857,169	$6,797,384
William Mezzanotte	—	—	117,000	17,770	$1,313,458	$1,313,458
Joseph Rus	—	—	260,222	11,622	$2,690,356	$2,690,356

Notes:
(1)
In 2021, the Company started to grant options having an exercise price in US dollars. Prior to 2021, options granted by the Company had an exercise price in Canadian dollars; those options are converted into US dollars in the above table using the closing rate of CDN$1.00 = US$0.7415 at May 15, 2023.

(2)
Mr. Roberto Bellini is the registered holder of 765,061 Shares and has an interest in 4,564,810 Shares through his 50% interest in Rocabe Investments Inc.

(3)
Dr. Francesco Bellini is the registered holder of 280,894 Shares. The FMRC Family Trust, a trust of which Dr. Francesco Bellini, Chairman of the Board of the Company, and Mr. Roberto Bellini, President and Chief Executive Officer of the Company, are beneficiaries and 1324286 Alberta Limited, a wholly-owned Subsidiary of The FMRC Family Trust, own 657,239 Shares and Picchio International Inc. owns 823,488 Shares, which shares are shown in Dr. Bellini’s share ownership.

Continuing Insurance Coverage for Directors and Executive Officers of the Company
The Arrangement Agreement provides that at or prior to the Effective Time, the Company shall, unless otherwise directed by the Parent in writing, through a nationally recognized insurance broker approved by the Parent (such approval not to be unreasonably withheld, delayed, or conditioned) purchase six-year “tail” policies for the existing policies effective as of the Effective Time and if an applicable “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to the Arrangement Agreement in respect of the applicable policy; provided that in no event shall the Company be required to expend in any one year an amount in excess of 300% of the annual premiums currently payable by the Company with respect to such current policies, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, the Parent shall be obligated to cause the Company to obtain policies with the greatest coverage available for a cost equal to such amount.
If a “tail policy” is not obtained prior to the Effective Time, from the Effective Time until the six-anniversary of the Closing Date, the Company shall, and the Parent shall cause the Company to, maintain, in effect, the existing directors’ and officers’, employment practices and fiduciary liability insurance policies maintained by the Company as of the date of the Arrangement Agreement for the benefit of the Company, its Subsidiaries and the Indemnified Persons who are currently covered by such existing policies with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy.
Required Shareholder Approval
In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. The Arrangement Resolution must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding for this purpose any person required to be excluded pursuant to section 8.1(2) of MI 61-101 (the “Required Shareholder Approval”).

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Circular as Appendices B and C, respectively.
Regulatory Matters
Required Key Regulatory Approvals
Competition Act Approval
Part IX of the Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act and is not otherwise exempt (a “Notifiable Transaction”) provide the Commissioner with pre-closing notification filings (“Notifications”) in respect of their Notifiable Transaction. The parties to a Notifiable Transaction cannot complete the transaction until the applicable statutory waiting period under section 123 of the Competition Act has expired or been terminated, an advance ruling certificate (“ARC”) has been issued by the Commissioner pursuant to section 102 of the Competition Act, or a waiver of the requirement to submit Notifications under subsection 113(c) of the Competition Act has been provided by the Commissioner.
The statutory waiting period is 30 calendar days after the day on which the parties to the Notifiable Transaction submit their Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties pursuant to subsection 114(2) of the Competition Act that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete the transaction until 30 calendar days after compliance with the Supplementary Information Request (unless an advance ruling certificate or a No-Action Letter is issued before the expiry of such extended period) and cannot complete the transaction after that 30 day period if there is any Competition Tribunal order in effect prohibiting completion of the transaction at that time.
In lieu of or in addition to filing Notifications, the parties to a Notifiable Transaction may apply to the Commissioner under subsection 102(1) of the Competition Act for an ARC confirming that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and a letter from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Notifiable Transaction (a “No-Action Letter”).
Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. There can be no assurance that a challenge to the Arrangement under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.
The Arrangement constitutes a Notifiable Transaction under the Competition Act. On May 2, 2023, the Purchaser filed with the Commissioner a request for an ARC or, in the alternative, a No-Action Letter. It is a condition to closing of the Arrangement that the Competition Act Approval be obtained (which requires that an ARC or a No-Action Letter be issued by the Commissioner). In addition, on May 2, 2023 the Purchaser and the Company filed their respective Notifications with the Commissioner. On May 15, 2023, the Commissioner issued the requested ARC, which satisfies the Competition Act Approval condition to closing set out in the Arrangement Agreement.
HSR Act Approval
Under the HSR Act and the rules promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “DOJ”)

and the U.S. Federal Trade Commission (the “FTC”), and the applicable HSR Act waiting period requirements have been satisfied. The waiting period under the HSR Act applicable to the Arrangement is 30 calendar days.
The Arrangement is subject to the provisions of the HSR Act and therefore cannot be completed until each of the Company and the Parent file a notification and report form with the DOJ and the FTC under the HSR Act and the applicable waiting period has expired or been terminated.
The Company and the Parent filed a notification and report form with the DOJ and the FTC under the HSR Act on May 2, 2023. Accordingly, the applicable waiting period under the HSR Act will expire at 11:59 p.m. Eastern Time on June 1, 2023.
At any time before or after Closing, notwithstanding the termination or expiration of the waiting period under the HSR Act, the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Arrangement, seeking divestiture of substantial assets of one or both of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights, or requiring the parties to agree to other remedies.
The Arrangement is also subject to such other consents and approvals agreed by the Company and the Parent.
At any time before or after the Effective Time, and notwithstanding receipt of Competition Act Approval, the termination or expiration of the waiting period under the HSR Act, and such other consents and approvals agreed by the Company and the Parent, any state or foreign jurisdiction could take such action under the Antitrust Laws or Foreign Direct Investment Laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Arrangement, seeking divestiture of substantial assets of one or both of the parties, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights, or requiring the parties to agree to other remedies. Private parties may also seek to take legal action under the Antitrust Laws under certain circumstances, including by seeking to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. There is no certainty that a challenge to the Arrangement will not be made or that, if a challenge is made, what the result of such challenge will be.
Although the Company expects that all required regulatory clearances and approvals will be obtained, it cannot assure Shareholders that these regulatory clearances and approvals will be timely obtained, obtained at all, or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions, restrictions, qualifications, requirements, or limitations on the transactions contemplated by the Arrangement Agreement, including the requirement to divest assets, license, or hold separate assets or terminate existing relationships and contractual rights, or agree to other remedies, or require changes to the terms of the Arrangement Agreement. These conditions or changes could result in the conditions to the Arrangement not being satisfied.
Each of the parties has agreed to use reasonable best efforts to obtain all regulatory approvals required to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement, subject to certain limitations as set forth in the Arrangement Agreement.
Court Approvals
An arrangement of a corporation under the CBCA requires sanction by the Court. On May 16, 2023, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Presentation of the Final Order are attached to this Circular as Appendices F and G, respectively.
If the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at the Court located at 1 Notre-Dame Street East, Montréal, Québec, H2Y 1B6 on June 22, 2023, at 2:00 p.m. (Montréal time), or as soon after such time as counsel may be heard. Any Shareholders wishing to appear in person or to be represented by counsel at the hearing of the application for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Presentation of the Final Order, including filing an appearance (and if such appearance is with a view to contesting the application for a Final Order, a written contestation supported by affidavit(s), and exhibit(s), if any) with the Court and serving same upon the Company and the Purchaser via their respective counsel as soon as reasonably practicable and, in any event, no later than 4:30 p.m. (Montréal time) at least five Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).
The Court has broad discretion under the CBCA when making orders with respect to arrangements. The Court, when hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate.
Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director under the CBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement.
Canadian Securities Law Matters
The Company is a reporting issuer in each of the provinces of Canada and, accordingly, is subject to applicable Securities Laws of such provinces, including MI 61-101.
MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring (i) enhanced disclosure, (ii) approval by a majority of securityholders excluding certain interested or related parties and their joint actors — so-called “majority of the minority” approval, and (iii) in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) that terminate the interests of equity securityholders without their consent (regardless of whether the equity security is replaced with another security). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101) is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement, such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101). A “related party” includes a director, senior officer and a securityholder holding over 10% of the voting rights attached to all of the issuer’s outstanding voting securities, or affiliates of the foregoing.
A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of the Company is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to services as an employee, director or consultant of the Company. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated Entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the “1% Exemption”), or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee’s determination is disclosed in the disclosure document for the transaction (the “5% Exemption”).

If the Arrangement is completed, each Company Option and Company Deferred Share Unit outstanding immediately prior to the Effective Time, in each case whether vested or unvested, will be transferred to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the Exercise Price thereof, subject to applicable withholdings (in the case of the Company Options) or a cash payment from the Company equal to the Consideration, subject to applicable withholdings (in the case of the Company Deferred Share Units). By virtue of such acceleration of Company Options and Company Deferred Share Units, certain executive directors of the Company may be considered to be receiving a “collateral benefit”. Given such benefits do not fall within either the 1% Exemption or the 5% Exemption to the definition of “collateral benefit” under MI 61-101, the Shares held by such directors and their related entities will be excluded in determining whether minority approval for the Arrangement is obtained. See “The Arrangement — Interests of Certain Persons in the Arrangement”.
In summary, for purposes of the “majority of the minority” approval requirements of MI 61-101, all of the 7,091,492 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by Dr. Francesco Bellini and Roberto Bellini, or their related parties or joint actors, representing in the aggregate approximately 5.59% of the issued and outstanding Shares, will be excluded in determining whether “majority of the minority” approval for the Arrangement is obtained. The Shares to be excluded for purposes of the “majority of the minority” approval requirement are set out below:
Shareholder(1)	Shares(2)(3)
	#	%
Francesco Bellini(4)	1,761,621	1.39%
Roberto Bellini(5)	5,329,871	4.20%

Notes:
(1)
References to each Shareholder in this column refer to the Shareholder and the Shareholder’s related parties and joint actors and certain affiliates.

(2)
Information sourced from the System for Electronic Disclosure by Insiders (SEDI).

(3)
Based on 126,798,993 Shares outstanding as of the Record Date.

(4)
Of which 823,488 Shares are held by Picchio International Inc., a corporation wholly-owned by Dr. Francesco Bellini, Chairman of the Board of Directors, and 657,239 Shares are held by The FMRC Family Trust and 1324286 Alberta Limited.

(5)
Of which 4,564,810 Shares are held by Rocabe Investments Inc., a corporation in which Roberto Bellini, President and Chief Executive Officer of the Company, owns more than 10% of the voting securities.

Pursuant to section 4.3(1) of MI 61-101, the Company is not required to obtain a formal valuation under MI 61-101 in connection with the Arrangement.
To the knowledge of the Company and its directors and executive officers, after reasonable inquiry, there have been no prior valuations in respect of the Company (as contemplated in MI 61-101) in the 24 months prior to the date of the Arrangement Agreement and, except as disclosed in this Circular under the heading “The Arrangement — Background to the Arrangement”, no bona fide prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by the Company during the 24 months before the execution of the Arrangement Agreement.
Stock Exchange De-Listing and Reporting Issuer Status
The Shares of the Company are currently listed for trading on the TSX and on the Nasdaq under the symbol “BLU”. The Company expects that the Shares will be de-listed from these exchanges on or following the Effective Date.
Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of all provinces of Canada and the U.S., or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.
Effects on the Company if the Arrangement is Not Completed
If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the

Arrangement, and the Arrangement Agreement may be terminated. If this occurs, the Company will continue to carry on as a reporting issuer in the normal and usual course, and will continue to face the risks and limitations that it currently faces with respect to its affairs, business and operations and future prospects. Note that the failure to complete the Arrangement could negatively impact the Share price and the Company, and that the Company may be required, in certain circumstances, to pay the Termination Fee of $75,000,000. See “Risk Factors”. If the Arrangement Resolution is not approved by Shareholders, the Company will reimburse the Parent for reasonable, documented out-of-pocket third party transaction expenses incurred by the Parent in connection with the Arrangement Agreement, in an amount not to exceed $10,000,000.
Expense Reimbursement
The estimated fees, costs and expenses of the Company in connection with the Arrangement contemplated herein including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Company pursuant to holders of Company Equity Awards and pursuant to the bonus pool disclosed elsewhere in this Circular, are anticipated to be approximately $55.1 million.

RISK FACTORS
Shareholders should carefully consider the following risks related to the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company, may also adversely affect the Arrangement. The following risk factors are not a definitive or exhaustive list of all risk factors associated with the Arrangement.
Risk Factors Relating to the Arrangement
There can be no certainty that all conditions to the Arrangement will be satisfied or waived prior to the End Date, if at all. Failure to complete the Arrangement could negatively impact the share price of the Shares or otherwise adversely affect the business of the Company.
The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including Shareholder approval in the manner described herein, receipt of the Competition Act Approval, expiration or termination of the applicable HSR Act waiting period, such other consents and approvals agreed by the Company and the Parent, and receipt of the Final Order and no Governmental Body issuing any laws that prohibit or make illegal the Arrangement. The Arrangement Agreement also contains a number of additional conditions for the benefit of the Purchaser including compliance with covenants by the Company, the truth and correctness of certain representations and warranties made by the Company as of the Closing Date, and the absence of a Material Adverse Effect since the date of the Arrangement Agreement and that is continuing as of the Effective Time. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived.
If the Arrangement is not completed, the market price of the Shares may be adversely affected (to the extent that the market price reflects a market assumption that the Arrangement will be completed) by many factors, including (i) the reason the Arrangement is not completed and whether such incompletion results from factors adversely affecting the Company; (ii) the possibility that the market would consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of Shares by investors following the announcement that the Arrangement is not completed. If the Arrangement is not completed and the Board of Directors decides to seek another arrangement, merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.
Certain costs related to the Arrangement, such as legal, and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. The Arrangement could cause the attention of management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company.
In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.
The Arrangement Agreement may be terminated by the parties in certain circumstances, including in the event of a Material Adverse Effect.
Each of the Parent and the Company has the right, in certain circumstances, to terminate the Arrangement Agreement, in which case the Arrangement would not be completed. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Parent prior to the completion of the Arrangement. For example, the Parent has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect on the Company. Although a Material Adverse Effect excludes certain events that are beyond the control of the Company (including but not limited to general changes or developments in the clinical-stage biopharmaceutical industry or changes in the economy generally or changes in other general business, financial, or market conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets)), there is no assurance that a Material Adverse Effect on the Company will not occur before the Effective Date, in which case the Parent could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of the Company. See “The Arrangement Agreement — Termination of the Arrangement Agreement”.
The Company may have to pay a Termination Fee or reimburse the Parent for transaction expenses. The Termination Fee provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.
Under the Arrangement Agreement, in the event the Arrangement Agreement is terminated in certain circumstances, the Company may be required to pay a Termination Fee of $75,000,000 to the Parent or reimburse the Parent up to $10,000,000 for reasonable, documented, out-of-pocket third party transaction expenses incurred by the Parent in connection with the Arrangement Agreement. The Termination Fee may discourage other parties from attempting to acquire the Company, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “The Arrangement Agreement — Termination Fee” and “The Arrangement Agreement — Expense Reimbursement”.
If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be a Material Adverse Effect on the Company’s business, financial condition, operating results or the price of its Shares.
The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by Shareholders, receipt of the Competition Act Approval, expiration or termination of the applicable HSR Act waiting period, such other consents and approvals agreed by the Company and the Parent, and receipt of the Final Order. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement.
Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Company may, in the future, be required to pay the Termination Fee in certain circumstances.
Under the Arrangement Agreement, the Company may be required to pay the Termination Fee to the Parent at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances and (i) prior to such termination an Acquisition Proposal (for these purposes, the term “Acquisition Proposal” has the meaning assigned to it in the Glossary attached to this Circular as Exhibit A, except that references to “20%” shall be deemed to be references to “50% or more”) is made known to the Company or publicly disclosed and (ii) within 12 months following such termination, the Company shall have entered into a definitive agreement providing for, or completed the implementation of, an Acquisition Proposal. See “The Arrangement Agreement — Termination Fee”.
The Company has dedicated significant resources to pursuing the Arrangement and while the Arrangement is pending, the Company is restricted from taking certain actions.
Under the Arrangement Agreement, the Company is subject to customary non-solicitation provisions and must generally conduct its business in the ordinary course. Before the completion of the Arrangement or termination of the Arrangement Agreement, the Company is restricted from taking certain specified actions without the consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed). These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. See “The Arrangement Agreement — Covenants”. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company’s resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement may have an adverse effect on the current and future operations, financial condition and prospects of the Company.

Uncertainty surrounding the Arrangement could adversely affect the Company’s retention of suppliers.
The Arrangement is dependent upon satisfaction of various conditions, and as a result, its completion is subject to uncertainty. In response to this uncertainty, the Company’s suppliers may delay or defer decisions concerning the Company. Any change, delay or deferral of those decisions by suppliers could negatively impact the Company’s business, operations and prospects, regardless of whether the Arrangement is ultimately completed.
The Company’s directors and officers may have interests in the Arrangement that are different from those of Shareholders.
In considering the recommendation of the Transaction Committee and the Board of Directors to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board of Directors and officers of the Company may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders, generally. See “The Arrangement — Interests of Certain Persons in the Arrangement”.
Shareholders will no longer hold an interest in the Company following the Arrangement.
Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans. In the event that the value of the Company’s assets or business, prior, at or after the Effective Date, exceeds the implied value of the Company under the Arrangement, Shareholders will not be entitled to additional consideration for their Shares.
The Arrangement is generally a taxable transaction.
The Arrangement will generally be a taxable transaction for Canadian income tax purposes and U.S. federal income tax purposes and, as a result, Shareholders that are Canadian residents or U.S. persons will generally be required to pay Canadian income tax or U.S. federal income tax, respectively, on any gains that result from their receipt of Consideration pursuant to the Arrangement, subject to the discussion below in “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” below.
The Company, the Parent and the Purchaser may be the targets of legal claims, securities class actions, derivative lawsuits and other claims. Any such claims may delay or prevent the Arrangement from being completed.
The Company, the Parent and the Purchaser may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against the Company, the Parent or the Purchaser seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.
In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting the Company. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of the Company to conduct its business.
The pending Arrangement may divert the attention of the Company’s management.
The pendency of the Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations and suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company.

Risk Factors Related to the Business of the Company
Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to the Company is contained under the heading “Risk Factors” in the Annual Information Form and in the Company’s other filings with Securities Authorities.

ARRANGEMENT MECHANICS
Depositary Agreement
Prior to the Effective Date, the Company, the Parent, the Purchaser and the Depositary, in its capacity as depositary under the Arrangement Agreement, will enter into a depositary agreement.
Pursuant to the Arrangement Agreement, the Purchaser shall deposit, or arrange to be deposited for the benefit of Shareholders (other than Dissenting Holders) sufficient funds to satisfy the Aggregate Arrangement Consideration payable to Shareholders pursuant to the Plan of Arrangement, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders.
Certificates and Payment
Upon surrender to the Depositary for cancellation of a certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the Consideration which such holder has the right to receive under the Plan of Arrangement for such Shares, without interest, less any amounts withheld in respect of taxes pursuant to the Plan of Arrangement, and any certificate or DRS Advice so surrendered shall forthwith be cancelled.
On or as soon as practicable after the Effective Time (and in any event, no later than ten days thereafter), the Company shall deliver to each holder of Company Options and Company Deferred Share Units as reflected on the register maintained by or on behalf of the Company in respect of such Company Options and Company Deferred Share Units, the cash payments (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner of such delivery), if any, which such holder of such Company Options and Company Deferred Share Units has the right to receive under the Plan of Arrangement for such Company Options and Company Deferred Share Units, less any amount withheld in respect of taxes pursuant to the Plan of Arrangement.
Until surrendered as contemplated above, each certificate or DRS Advice that immediately prior to the Effective Time represented Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration which the holder is entitled to receive in lieu of such certificate or DRS Advice contemplated above. Any such certificate or DRS Advice formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.
Any payment made by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment under the Arrangement Agreement that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Affected Securities pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.
No holder of Affected Securities shall be entitled to receive any consideration with respect to such Affected Securities other than the Consideration or the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and Section 4.1 of the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date.

In the event any certificate which immediately prior to the Effective Time represented one (1) or more Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Shareholder claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Shareholders maintained by or on behalf of the Company, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash payment to which such holder is entitled to receive for such Shares under the Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Shareholder to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Parent and the Depositary, if requested (each acting reasonably) in such sum as the Parent may direct (acting reasonably), or otherwise indemnify the Parent, the Purchaser and the Company in a manner satisfactory to the Parent and the Company, each acting reasonably, against any claim that may be made against the Parent, the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.
The Parent, the Purchaser, the Company, Subco and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any person under the Plan of Arrangement, such amounts as the Parent, the Purchaser, the Company, Subco or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any applicable Laws in respect of taxes (including, but not limited to, the Tax Act and the Code). Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement and shall be treated for all purposes under the Plan of Arrangement as having been paid to the person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Body.
Letter of Transmittal
In order to receive the Consideration, the registered Shareholders must complete and sign the Letter of Transmittal that can be found on the Company’s SEDAR profile at www.sedar.com, and deliver such letter and the other documents required by it, including the certificate(s) and/or DRS Advice(s) representing the Shares, to the Depositary in accordance with the instructions contained in the Letter of Transmittal.
The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.
Non-registered Shareholders holding Shares that are registered in the name of an Intermediary on their behalf must contact their Intermediary for instructions and assistance in receiving the Consideration.
The Consideration will be denominated in U.S. dollars. A Shareholder may prior to the Effective Date elect instead to receive payment in Canadian dollars by checking the applicable box on the Letter of Transmittal. The Depositary’s currency exchange services will be used to convert payment of the Consideration that each Shareholder is entitled to receive.
The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by Computershare, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted; which rates will be based on the daily exchange rate posted by the Bank of Canada on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the registered participating Shareholder. The Depositary, in its capacity as the foreign exchange service provider, will act as principal in such currency conversion transactions.
The Purchaser reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. The Company and the Purchaser reserve the right to demand strict compliance with the terms of the Letters of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificate(s) and/or DRS Advice(s) representing the Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends the use of registered mail with return receipt requested, and with proper insurance obtained.
Holders of Company Options and Company Deferred Share Units need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of their Company Options and/or Company Deferred Share Units.

THE ARRANGEMENT AGREEMENT
The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary only of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by the Company under its SEDAR profile at www.sedar.com) and to the Plan of Arrangement (attached to this Circular as Appendix C). Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety. The Arrangement Agreement establishes and governs the legal relationship between the Company, the Parent and the Purchaser with respect to the transactions described in this Circular. It is not intended to be a source of factual, business, or operational information about the Company, the Parent or the Purchaser.
Conditions to the Arrangement Becoming Effective
Mutual Conditions Precedent
Under the Arrangement Agreement, the respective obligations of each Party to consummate the Arrangement is subject to the satisfaction or waiver by the Parent and the Purchaser, or by the Company (in each case, to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:
(a)
the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

(b)
the Interim Order and the Final Order shall have each been obtained on terms consistent with the Arrangement Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Parent, each acting reasonably, on appeal or otherwise;

(c)
no (i) injunction or similar order by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Company, or any of their respective Subsidiaries that prohibits the consummation of the Arrangement and the other Transactions shall have been entered and shall continue to be in effect or (ii) Law shall have been enacted, entered, promulgated, enforced, or deemed applicable by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Company, or any of their respective Subsidiaries, that, in any case, prohibits or makes illegal the Transactions (any such order, injunction, or Law in clause (i) or (ii), a “Legal Restraint”); and

(d)
(i) any waiting period under the HSR Act and such other filings agreed by the Company and the Parent (and any extension thereof) shall have expired or been earlier terminated; (ii) the Competition Act Approval shall have been received; (iii) all other authorizations, consents, orders, approvals, filings, and declarations, and all expirations of waiting periods, required under the applicable Antitrust Laws and Foreign Direct Investment Laws with respect to the Arrangement agreed by the Company and the Parent shall have been made, expired, terminated, or obtained, as the case may be (all authorizations, consents, orders, approvals, filings, and declarations and the lapse of all such waiting periods, including under the HSR Act, of such jurisdictions being the “Requisite Regulatory Approvals”); and (iv) all Requisite Regulatory Approvals shall be in full force and effect.

Additional Conditions Precedent to the Obligations of the Company
The obligation of the Company to consummate the Arrangement is further subject to the satisfaction or waiver by the Company (to the extent permitted by applicable Law) of the following conditions:
(a)
the representations and warranties of the Parent and the Purchaser set forth in Schedule D of the Arrangement Agreement (without regard to any qualification as to materiality or Parent Material Adverse Effect in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expect to have a Parent Material Adverse Effect;

(b)
the Parent and the Purchaser shall have performed in all material respects all obligations required to be performed by them under the Arrangement Agreement at or prior to the Effective Time;

(c)
the Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a duly authorized officer thereof, certifying to the effect that the conditions relating to the accuracy of their representations and warranties, and confirming that both the Parent and the Purchaser have performed all obligations required by them at or prior to the Effective Time; and

(d)
the Purchaser has deposited or caused to be deposited with the Depositary the Aggregate Arrangement Consideration to be received by Shareholders under the Arrangement Agreement and the Plan of Arrangement.

Additional Conditions Precedent to the Obligations of the Parent and Purchaser
The obligations of the Parent and the Purchaser to consummate the Arrangement are further subject to the satisfaction or waiver by the Parent and the Purchaser (to the extent permitted by applicable Law) of the following conditions:
(a)
(i)
the representations and warranties of the Company as relating to authorized share capital (except for de minimis inaccuracies) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

(ii)
the representations and warranties of the Company relating to an absence of any Material Adverse Effect since December 31, 2022, the Centerview Fairness Opinion, the Bloom Burton Opinion, and the Company’s engagement with its financial advisors, shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time;

(iii)
representations and warranties of the Company relating to due organization, Subsidiaries, Constating Documents, rights associated with outstanding Shares, the Company’s power and authority to perform its obligations under the Arrangement Agreement, no conflicts/non-contravention and consents, and the shareholder vote requirement (in each case, disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and

(iv)
the other representations and warranties of the Company set forth in Schedule C of the Arrangement Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)
The Company shall have performed in all material respects all obligations required to be performed by it under the Arrangement Agreement at or prior to the Effective Time.

(c)
Since the date of the Arrangement Agreement there shall not have occurred a Material Adverse Effect that is continuing.

(d)
The Company shall have delivered to the Parent a certificate, dated as of the Closing Date, and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions relating to accuracy of certain representations and warranties, the Company’s performance of its obligations in all material respects, and absence of a Material Adverse Effect have been satisfied.

(e)
The aggregate number of Shares held by Shareholders that have validly exercised Dissent Rights in connection with the Arrangement shall not have exceed 10% of the number of Shares then outstanding.

Frustration of Closing Conditions
If any Party fails to perform their obligations under the Arrangement Agreement, and that Party’s failure is the principle cause of a failure of satisfaction of any closing condition (mutual or otherwise), that same Party may not rely on their own failure to consummate the Arrangement, terminate the Arrangement Agreement or abandon the Arrangement.
Deemed Satisfaction of Conditions
The conditions precedent, mutual or otherwise, as set forth in the Arrangement Agreement will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the CBCA Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to the Arrangement Agreement shall be deemed to be released from escrow when the Certificate of Arrangement is issued.
Representations and Warranties
The Arrangement Agreement contains representations and warranties of Company, the Parent and the Purchaser.
Some of the representations and warranties in the Arrangement Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Arrangement Agreement, a “Material Adverse Effect” means an event, effect, change, occurrence, condition, circumstance, state of facts or development or combination of the foregoing (an “Effect”) that, individually or taken together, has had or would reasonably be expected to have a material adverse effect on the Product or the business, assets, liabilities, properties, operations, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no Effect arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute a Material Adverse Effect, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect:
(a)
any change in the market price or trading volume of the Shares;

(b)
any event, effect, change, occurrence or development resulting from the execution or announcement of the Arrangement Agreement (including the identity of the Parent) (other than (i) for purposes of any representation or warranty in Section 5 of Schedule C of the Arrangement Agreement but subject to disclosures in Section 5 of the Company Disclosure Schedule or (ii) any other representation or warranty that addresses the consequences resulting from the execution or announcement of the Arrangement Agreement);

(c)
general changes or developments in the clinical-stage biopharmaceutical industry or changes in the economy generally or changes in other general business, financial, or market conditions (including interest rates, exchange rates, tariffs, trade wars, and credit markets);

(d)
fluctuations in the value of any currency;

(e)
(i) changes to any domestic, foreign or global political condition, (ii) any act of terrorism, war (whether or not declared), civil unrest, civil disobedience, protests, public demonstrations, insurrection, national or international calamity, sabotage or terrorism, (iii) any pandemic or epidemic (including COVID-19) or other outbreak of contagious diseases (or the escalation or worsening of any of the foregoing) or (iv) any volcano, tsunami, earthquake, hurricane, tornado, other natural or man-made disaster, or act of God, or any similar force majeure event;

(f)
the failure of the Company to meet internal or analyst’s expectation, forecast, estimate, or prediction in respect of revenues, earnings, or other financial or operating metrics for any period;

(g)
any action taken (or failure to act) by the Company at the written direction of the Parent and any action specifically required to be taken by the Company under the Arrangement Agreement (excluding the requirement that the Company use reasonable best efforts to conduct its business in all material respects in the ordinary course); or

(h)
any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or IFRS (or authoritative interpretations of any applicable law or IFRS), after the date hereof;

For the purpose of clauses (a) and (f) above, it is understood that the underlying cause of any such change, decline or failure referred to therein (if not falling under any other exception above) is or would be reasonably likely to be a Material Adverse Effect or has otherwise resulted in or contributed to a Material Adverse Effect, provided further that with respect to subclauses (c), (d), (e) and (h), if such Effect disproportionately affects the Product or the Company and its Subsidiaries, taken as a whole, compared to other similar biopharmaceutical companies or biopharmaceutical companies generally, then such Effect shall be taken into account in determining whether there has been, or would reasonably expected to be, a Material Adverse Effect.
In the Arrangement Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Arrangement Agreement and the Company Disclosure Schedule. These representations and warranties relate to, among other things, (a) the Company and its Subsidiaries’ due organization, valid existence, good standing, and authority and qualification to conduct business, (b) Constating Documents of the Company and its Subsidiaries, (c) ownership and capital structure of the Company, (d) the Company’s corporate power and authority to execute, deliver, and perform its obligations under the Arrangement Agreement and the enforceability of the Arrangement Agreement against the Company, (e) no conflicts/ non-contravention and consents, (f) the required vote of the shareholders of the Company to consummate the Arrangement, (g) Shareholders’ and similar agreements, (h) the corporate minute books of the Company and its Subsidiaries, (i) the Board of Directors and Transaction Committee approval, (j) the auditors of the Company, (k) the absence of transactions with directors, officers, employees or any of their respective associates or Affiliates, except in the ordinary course of business, (l) Canadian Securities Laws matters and U.S. Securities Laws matters, (m) the Company’s financial statements, (n) disclosure controls and internal controls over financial reporting, (o) the absence of any Material Adverse Effects since December 31, 2022 and the Company’s operation in all material respects in the ordinary course of business consistent with past practice since December 31, 2022, (p) title to assets of the Company and its Subsidiaries, (q) ownership and leases of real property, (r) intellectual property matters, (s) data privacy and information security matters, (t) the existence, validity, and enforceability of specified categories of the Company’s Material Contracts, (u) the absence of undisclosed liabilities, (v) the Company’s compliance with applicable Laws, (w) regulatory matters, (x) Anti-Corruption Laws, Sanctions, and similar rules and regulations, (y) valid government authorizations, (z) tax matters, (aa) employee and labor matters, (bb) environmental matters, (cc) insurance held by the Company, (dd) Legal Proceedings against the Company, (ee) the Centerview Fairness Opinion and the Bloom Burton Fairness Opinion, (ff) Centerview’s and Bloom Burton’s respective engagements with the Company, (gg) the absence of related party transactions, except as disclosed or in the ordinary course of business, and (hh) the Company’s Major Suppliers.
In the Arrangement Agreement, the Parent and the Purchaser have made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Arrangement Agreement. These representations and warranties relate to, among other things, (a) the Parent and the Purchaser’s due organization, valid existence, and good standing with respect to their respective jurisdictions of organization, (b) the Parent’s and the Purchaser’s corporate power and authority to execute and deliver the Arrangement Agreement and perform their respective obligations thereunder, and the enforceability of the Arrangement Agreement against the Parent and the Purchaser, (c) no conflicts/ non-contravention and consents, (d) no Legal Proceedings against the Parent or the Purchaser reasonably be expected to have a Parent Material Adverse Effect, (e) availability of funds, (f) the Parent and the Purchaser’s absence of ownership of shares of the Company and its affiliates, (g) information relating to brokers and other advisors, and (h) each of the Parent and the Purchaser being a trade agreement investor that is not a state-owned enterprise, and not a Russian investor, all within the meaning and for the purposes of the Investment Canada Act (Canada).

The representations and warranties of each of the Parties contained in the Arrangement Agreement do not survive the completion of the Arrangement and expire and terminate on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.
Covenants
The Arrangement Agreement also contains customary negative and affirmative covenants of each of the Company, the Parent and the Purchaser.
Conduct of Business of the Company
(a)
Subject to certain exceptions set forth in the Arrangement Agreement or as required by applicable Laws, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with Section 7.1 of the Arrangement Agreement (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries to (x) conduct its business in the ordinary course in a manner consistent with the past practice of the Company prior to the date of the Arrangement Agreement and (y) use reasonable best efforts to preserve intact the value of the Company’s business, its business organizations and relationships with employees, customers, suppliers, licensors, licensees, Governmental Body and other persons.

(b)
During the Pre-Closing Period, except (A) as expressly required by the Arrangement Agreement or by applicable Laws, (B) with the prior written consent of the Parent, which consent shall not be unreasonably withheld, conditioned, or delayed or (C) as set forth in the Company Disclosure Schedule, neither Company nor any of its Subsidiaries shall:

(i)
(A) establish a record date for, declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any securities (including the Shares) (other than with respect to any dividend or distribution by a direct or indirect wholly owned Subsidiary to its direct or indirect parent consistent with past practice) or (B) other than with respect to transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, repurchase, redeem, or otherwise reacquire any securities (including any Share), or any right, warrant, or option to acquire any securities, other than in connection with the forfeiture, vesting, exercise, or settlement of Company Options or in connection with withholding to satisfy the Exercise Price and/or Tax obligations with respect to Company Options;

(ii)
split, combine, subdivide, or reclassify any of its securities (including the Shares) or other equity interests;

(iii)
sell, issue, grant, deliver, pledge, transfer, encumber, or authorize the issuance, sale, delivery, pledge, transfer, Encumbrance, or grant by the Company of (A) any Share, equity interest, or other security of the Company, (B) any option, call, warrant, restricted securities, or right to acquire any Share, equity interest, or other security of the Company, or (C) any instrument convertible into, exchangeable for or with respect to any Share, equity interest, or other security of the Company (except on the exercise of Company Options in accordance with their present terms);

(iv)
adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries;

(v)
except as required by the express terms of the Arrangement Agreement or as may be required under applicable Law or the terms of any Employee Plan as in effect on the date of the Arrangement Agreement: (A) establish, adopt, terminate, amend, renew, announce or waive any rights with respect to (or commit to do any of the preceding in respect of) any Employee Plan or other compensation or benefit, plan, program, policy, practice, agreement or arrangement that would constitute an Employee Plan if in effect on the date of the

Arrangement Agreement; (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any compensation or benefits under any Employee Plan; (C) increase the compensation or benefits payable to any Company Associate; (D) grant, provide or amend the terms of any change-of-control, retention, severance or termination compensation or benefits to any Company Associate; or (E) hire (other than as set forth in the Company Disclosure Schedule), terminate (other than for cause), or lay off (or give notice of any such action to) any Company Associate;
(vi)
amend or permit the adoption of any amendment to any of its Constating Documents;

(vii)
form any Subsidiary, acquire any equity interest or equity-linked interest in any other Entity (other than securities in a publicly traded company held for investment by the Company and consisting of less than 1% of the outstanding capital stock of such Entity) or enter into any joint venture, partnership, limited liability corporation, or similar arrangement;

(viii)
make or authorize aggregate capital expenditures other than as set forth in the Company’s capital expense budget made available to the Parent or the Parent’s Representatives;

(ix)
acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse (other than in the Company’s reasonable judgment), transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, excluding any Intellectual Property Right or other right in or to any Company Product (except, in the case of any of the foregoing, (A) in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus, or worn-out assets that are no longer useful for the conduct of the business of the Company or any of its Subsidiaries and (C) as permitted by Section 4.2(b)(viii) of the Arrangement Agreement);

(x)
(A) acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse, transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances), fail to diligently prosecute, renew or maintain, waive, allow to lapse, grant a third party any right to receive payments with respect to, or grant a covenant-not-to-assert to a third party with respect to (x) any Company Product or any Intellectual Property Rights relating to any Company Product or (y) any other material Company IP (in the case of clause (x) or (y), except for non-exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets); or (B) enter into, terminate, or exercise or waive any option under any collaboration, development, research, commercialization or royalty agreement or any other similar agreement in connection with or relating to any Company Product, any Company IP relating to any Company Product or any other material Company IP;

(xi)
disclose any Trade Secrets relating to any Company Product or that are otherwise material to the Company or any of its Subsidiaries to any third party, other than in the ordinary course of business pursuant to written confidentiality obligations binding on such third party;

(xii)
(A) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property or (B) enter into, amend, renew (or fail to exercise a renewal option under), or modify a Company Lease if such Company Lease, amendment, renewal, or modification would increase the aggregate amount of payments under such Company Lease (as amended, renewed, or modified, as the case may be) by in excess of $250,000 or terminate any Company Lease (except any termination that shall occur at the end of the maximum term of such Company Lease, other than by extending such term through the payment of any extension fee in excess of $250,000);

(xiii)
make any material capital contribution or advance to, or material investment in, any person (other than between the Company and any of its wholly owned Subsidiaries), or incur, assume, prepay, repurchase, redeem, modify in any material respect or guarantee any indebtedness for borrowed money (except for (A) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business and (B) any drawdown of any existing credit facility of the Company or any of its Subsidiaries as of the date of the Arrangement Agreement);
(xiv)
amend or modify, accelerate or waive any material right under, terminate, replace, or release, settle, or compromise any material claim, liability, or obligation under any Material Contract or enter into any Contract that, if entered into prior to the date of the Arrangement Agreement, would have been a Material Contract (except for any non-exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets and provided no such Contract purports, after the Effective Time, to grant any third party any license, covenant not-to-assert or other right with respect to any Intellectual Property Rights owned by or licensed to the Parent or its Subsidiaries or to otherwise subject the Parent or its Subsidiaries to any non-compete or other restrictions on the operation or scope of its business);

(xv)
amend or modify in any material respect any privacy policies, or any administrative, technical, or physical safeguards related to privacy or cybersecurity except to remediate any security issue, to enhance data security or integrity, to comply with or improve compliance with applicable Law, as otherwise directed or required by a Governmental Body, or in relation to any new or updated software, products or technologies of the Company and its Subsidiaries;

(xvi)
commence any Legal Proceeding, except: (A) with respect to routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with the Parent and considers in good faith the views and comments of the Parent with respect to any such Legal Proceeding prior to commencement thereof); or (C) in connection with a breach of the Arrangement Agreement or any other agreement contemplated thereby;

(xvii)
settle, release, waive, or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than as agreed by the Parties in the Arrangement Agreement.

(xviii)
negotiate, adopt, enter into, amend, or terminate any Collective Bargaining Agreement or other similar arrangement relating to unions, work council, similar entities or other organized employees, or voluntarily recognize any new union, works council or similar entities or other organized employees;

(xix)
enter into any Contract that materially limits the freedom or right of the Company or any of its Subsidiaries (or following the Closing, the Parent, the Purchaser, or the Company or their respective Affiliates or investors or Affiliates of such investors) to sell, distribute or manufacture any product or service either (A) by materially limiting any freedom or right to engage in any line of business or to compete with any other person in any location or line of business or (B) by providing “most favored nation” rights (including with respect to pricing) or exclusivity obligations or restrictions, in each case, in favor of a party other than the Company or any of its Subsidiaries;

(xx)
change in any material respect their material financial accounting principles, practices or methods, except as required by IFRS or applicable Law;

(xxi)
in each case, except in the ordinary course of business: (A) make, change, or rescind any material Tax election; (B) settle or compromise any material Tax claim; (C) change (or request to change) any material method of accounting for Tax purposes; (D) file any material amended Tax Return or file any Tax Return in a manner materially inconsistent with past practice; (E) waive or extend any statute of limitations or consent to any waiver or extension in respect of a period within which an assessment or reassessment of material Taxes may be issued; (F) request any extension in respect of a period within which material Taxes must be paid; (G) apply for any material Tax ruling; (H) enter into any Tax sharing, allocation or similar agreement (other than such agreements or arrangements that form part of a commercial agreement or arrangement, the primary subject of which is not Tax, and agreements or arrangements wholly between the Company and/or its Subsidiaries) or (I) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Laws) or material voluntary disclosure agreement or material Tax amnesty filing with any Governmental Body;
(xxii)
abandon or fail to maintain or perform any material obligations with respect to, any material Regulatory Authorizations;

(xxiii)
with regard to any Company Product in development, (A) initiate or commence any new clinical trials, (B) materially amend or modify any existing clinical trial protocols, study recruitment efforts, study enrollment activities or clinical trial timelines, or (C) terminate any ongoing clinical trials or activities for planned clinical trials, unless in the case of any of (A) through (C), mandated or required by a Governmental Body;

(xxiv)
with regard to any Company Product in development or in commercial distribution, modify any specification for such Company Product unless such modification is mandated or required by a Governmental Body;

(xxv)
enter into any new material line of business;

(xxvi)
terminate, cancel or make any material changes to the structure, limits or terms and conditions of any material insurance policies, including allowing such insurance policies to expire without renewal or comparable replacement coverage or otherwise maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; or

(xxvii)
enter into or authorize, agree, or commit to take any action described in clauses (i) through (xxvi) above.

Nothing in the Arrangement Agreement gives to the Parent or the Purchaser, directly or indirectly, any right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of the Parent and the Company exercise, consistent with the terms and conditions of the Arrangement Agreement, complete control and supervision of its respective operations and those of its Subsidiaries.
Covenants of the Company Relating to the Arrangement
Access to Information
Subject to applicable Law and other terms of the Arrangement Agreement, during the Pre-Closing Period, on reasonable advance notice to the Company, the Company shall, and shall cause its Subsidiaries to, promptly provide the Parent and the Parent’s Representatives with reasonable access during the Company’s normal business hours to the Company and its Subsidiaries and its personnel, and books and records reasonably in connection with strategic and integration planning, confirmatory due diligence or for other purposes reasonably related to the transactions contemplated by the Arrangement Agreement. Such information, as disclosed, will be subject to the obligations of the Parties under the Confidential Disclosure Agreement, dated March 2, 2023, between the Company and GlaxoSmithKline Services Unlimited (the “Confidentiality Agreement”). However, the Company may elect to withhold information that (i) is protected by attorney-client or other legal privilege or (ii) if disclosed, would contravene any applicable Law, fiduciary duty or agreement binding on the Company. In either case, the Company is still obligated to both inform the Parent and the Parent’s Representatives about the general nature of what is being withheld and reasonably cooperate to make appropriate substitute arrangements.
Filings, Consents and Approvals
Subject to the terms and conditions of the Arrangement Agreement, each of the Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable under applicable Antitrust Laws or Foreign Direct Investment Laws to consummate and make effective the Transactions as soon as reasonably practicable. This includes actions or filings required by both the HSR Act and the Competition Act as well as applicable filings or consents listed in the Company Disclosure Schedule. Furthermore, the Arrangement Agreement includes specific terms that govern the cooperative efforts required by the Parent, the Purchaser and the Company.
Termination of 401(k) Plan
Effective as of no later than the day immediately preceding the Closing Date, if requested by the Parent in writing at least ten Business Days prior to the Closing Date, the Company shall cause the BELLUS Health 401(k) Retirement Savings Plan (the “401(k) Plan”) to be terminated. If the Parent provides such written notice to the Company, the Company shall provide Parent with evidence that the 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date), and the Company shall have taken all steps necessary to terminate the 401(k) Plan as Parent may reasonably require.
Securityholder Litigation
During the Pre-Closing Period, the Company shall, as promptly as possible after obtaining knowledge thereof, notify the Parent of any Legal Proceeding brought by security holders of the Company (including Shareholders) against the Company or its directors arising out of or relating to the Transactions. The Company shall control any such Legal Proceeding brought by securityholders of the Company (including Shareholders) against the Company or its directors arising out of or relating to the Transactions; provided that the Company shall give the Parent the right to participate in and timely consult with the Parent with respect to such Legal Proceeding and any settlement, release waiver or compromise of such litigation and the Company shall in good faith take any comments into account; provided that the disclosure of information in connection therewith shall be subject to the provisions of Section 4.1 of the Arrangement Agreement, including with respect to attorney-client privilege or any other applicable legal privilege. No such settlement shall be agreed without the Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed) (a) with respect to the exercise of any Dissent Rights and (b) except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company, with respect to any other matters.
Stock Exchange Delisting; Deregistration
Prior to the Closing Date, the Company shall cooperate with the Parent and use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Law to cause the delisting by the Company of the Shares from the Nasdaq and TSX, the deregistration of the Shares under the Exchange Act and under any applicable Securities Laws as promptly as practicable after the Effective Time and to cause the Company to cease being a reporting issuer under any applicable Securities Laws as promptly as practicable after the Closing Date.
Regulatory Matters
Prior to the Closing Date, to the extent permissible under applicable Law, the Company must inform and provide the Parent with a reasonable opportunity to review and comment on, in advance, any material filing proposed to be made by or on behalf of the Company or any of its Subsidiaries with respect to any Company Product, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, Health Canada, or any other Regulatory Authority by or on behalf of the Company or any of its Subsidiaries.
Prior to the Closing Date, to the extent permissible under applicable Law, the Company shall reasonably promptly (and in any event within three Business Days upon discovery by the Company) notify the Parent in writing of:
(a)
any material FDA Form 483, warning letter, untitled letter, or other similar material correspondence or notice from the FDA, Health Canada, or any other applicable Regulatory Authority alleging or asserting material noncompliance with any applicable Laws or Regulatory Authorizations received by the Company, its Subsidiaries, or to the knowledge of the Company, any of their respective contract manufacturers with respect to the Company Products;
(b)
any written notices, correspondence, or other communication from any institutional review board, the FDA, Health Canada, or any applicable Regulatory Authority, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or any of its Subsidiaries;

(c)
any Legal Proceedings (whether complete or pending) or request from a Regulatory Authority seeking the recall, withdrawal, suspension or seizure of any Company Product; or

(d)
any written notice or other communication from any applicable Regulatory Authority (A) withdrawing or placing any of the Company Products on “clinical hold” or requiring the termination or suspension of any pre-clinical studies or clinical trials of the Company Products or (B) alleging any material violation of any applicable Law.

Covenants of the Parent and Purchaser Relating to the Arrangement
Section 338 Elections; Entity Classification Elections
The Parent and the Purchaser shall not make (and shall cause each of their respective Affiliates to not make) any election under Section 338 of the Code or any similar provision of any U.S. state or local or foreign law with respect to the Company or any of its Subsidiaries.
The Parent and the Purchaser shall not make (and shall cause each of their respective Affiliates to not make) any Entity classification election pursuant to U.S. Treasury Regulations Section 301.7701-3 with respect to the Company or any of its Subsidiaries, which election would be effective on or prior to the Closing Date.
Mutual Covenants of the Parties to the Arrangement
Additional Agreements Without limitation or contravention of the provisions of Section 4.3 of the Arrangement Agreement, and subject to the terms and conditions of the Arrangement Agreement, the Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of the Arrangement Agreement, each Party to the Arrangement Agreement shall:
(a)
make all filings (if any), obtain all consents (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions pursuant to any applicable Law or Material Contract set forth in the Company Disclosure Schedule;

(b)
use reasonable best efforts to lift any restraint, injunction or other legal bar (other than with respect to Antitrust Laws and Foreign Direct Investment Laws) to the Arrangement Agreement or the Arrangement brought by any third person against such Party;

(c)
use reasonable best efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; and

(d)
not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

The afore described provisions shall not apply to approval under Antitrust Laws or Foreign Direct Investment Laws. The Company shall give notice to the Parent as promptly as reasonably practicable after (and shall subsequently keep the Parent informed on a reasonably current basis of any developments related to such notice) it becomes aware (i) of the receipt of any notice from any person alleging that the consent of such person is or may be required in connection with any of the Transactions or (ii) that any Legal Proceeding has been commenced or threatened in writing relating to or involving the Company or any of its Subsidiaries that relates to the consummation of the Transactions. The Company is not required to pay for any such consent, nor shall obtaining any such filing, notice or consent be a condition precedent to the Closing. During the Pre-Closing Period, the Company and its Subsidiaries must keep the Parent promptly informed in writing of any material communication (written or oral) with or from the FDA, Health Canada, or any other Governmental Body or Regulatory Authority performing functions similar to those performed by the FDA related to a Company Product. The Company and its Subsidiaries must consult with, and consider any comment from, the Parent in good faith prior to making any material submissions to or having material discussions with the FDA, Health Canada, or any other Governmental Body or Regulatory Authority performing functions similar to those performed by the FDA.
The Company shall ensure that it has available (on hand or through capacity under a credit facility) funds to pay the Termination Fee, if payable.
Disclosure
Following the first public disclosure of the Transactions, none of the Parties or any of their Representatives acting on their behalf, shall, without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned, or delayed) issue or cause the publication of any press release or otherwise make any public statement, disclosure, or communication with respect to the Transactions, subject to certain exceptions.
Notice and Cure Provisions
During the period commencing on the date of the Arrangement Agreement and continuing until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
(a)
cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect at any time from the date of the Arrangement Agreement to the Effective Time; or

(b)
result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under the Arrangement Agreement.

Such notification will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under the Arrangement Agreement.
The Parties may not elect to exercise their right of termination under the Arrangement Agreement, unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the End Date, the Terminating Party may not exercise such termination right until the earlier of (i) the End Date, and (ii) the date that is 15 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the End Date, the Terminating Party may immediately exercise the applicable termination right, and provided further that a breach caused by fraud or Willful Breach shall be deemed to be incapable of being cured.
If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Meeting to the earlier of (i) five Business Days prior to the End Date and (ii) the date that is 15 Business Days following receipt of such Termination Notice.

Other Actions
The Company shall and shall cause its Subsidiaries to take certain actions set forth in the Company Disclosure Schedule.
At least two Business Days prior to the Effective Time, the Company shall incorporate a new wholly-owned Subsidiary (“Canadian IP Transfer Co”) of Subco that will be incorporated in a jurisdiction designated by the Purchaser, the Constating Documents of which shall be reviewed and agreed upon by the Purchaser, acting reasonably.
Immediately following the amalgamation contemplated in Section 2.3(1) of the Plan of Arrangement and prior to the occurrence of the transactions contemplated in Section 2.3(2) of the Plan of Arrangement, Amalco (as defined below and in the Plan of Arrangement) shall, to the extent legally permissible, effectively transfer and assign, in writing, to Canadian IP Transfer Co all right, title and ownership in and to all Selected IP (as defined in the Company Disclosure Schedule) (including, without limitation, all rights to sue for past, current or future infringement thereof, all rights to register, prosecute, maintain and defend such Selected IP, and all income, royalties, profits and damages related thereto).
U.S. Tax Treatment of Amalgamation
The Parties intend that, for United States federal income tax purposes, the Amalgamation will qualify as a “reorganization” within the meaning of section 368(a) of the Code and the Treasury Regulations thereunder, to which each of Subco and the Company are to be parties under section 368(b) of the Code and the Treasury Regulations thereunder. The Plan of Arrangement, taken together with the Arrangement Agreement, is intended to be, and is adopted as, a plan of reorganization for purposes of sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations section 1.368-2(g). None of the Parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant Parties), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Amalgamation to fail to qualify as a reorganization within the meaning of section 368(a) of the Code and the Treasury Regulations thereunder. The Amalgamation shall be reported by the Parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Body as a result of a “determination” within the meaning of section 1313(a) of the Code. The Parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Amalgamation as a “reorganization” within the meaning of section 368(a) of the Code, including providing factual support letters.
Non-Solicitation
Except as expressly provided in the Arrangement Agreement, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its or their Representatives or otherwise, and shall not permit or authorize any such person to:
(a)
solicit, assist, initiate, knowingly encourage, or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential or non-public information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, discussion, negotiation, or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)
subject to certain exceptions, enter into, continue, or otherwise initiate, solicit, knowingly encourage, engage, assist, or participate in or knowingly facilitate (including by the furnishing any confidential or non-public information regarding the Company or any of its Subsidiaries) any discussions or negotiations with any person (other than with the Parent, the Purchaser, the Parent’s Representatives or any person acting jointly or in concert with the Parent or the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)
make a Change in Recommendation;

(d)
enter into, or publicly propose to enter into, any agreement, letter of intent, agreement in principle,

understanding or arrangement in respect of an Acquisition Proposal other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement; or
(e)
approve, authorize or publicly announce any intention to do any of the foregoing.

The Company shall, and shall cause its Subsidiaries and its and their respective affiliates and Representatives to, immediately cease and terminate, any solicitation, encouragement, discussion, activity or negotiation commenced prior to the date of the Arrangement Agreement with any person and such person’s Representatives (other than with the Parent, the Purchaser or the Parent’s Representatives) with respect to any inquiry, proposal, discussion, negotiation, or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:
(a)
immediately discontinue access to and disclosure of all information, including (i) any physical or electronic data room access for such persons and their Representatives to diligence or other information regarding the Company or any of its Subsidiaries or any of their businesses or assets and (ii) any access to the properties, facilities, books and records of the Company or any of its Subsidiaries; and

(b)
within two Business Days of the date of the Arrangement Agreement, request (i) the immediate return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any person (other than the Parent, the Purchaser, and the Parent’s Representatives) since January 1, 2021 in respect of a possible acquisition, business combination, joint venture or other similar transaction, and (ii) the immediate destruction of all material including or incorporating or otherwise reflecting such confidential or non-public information regarding the Company or any of its Subsidiaries, using its reasonable best efforts to ensure that such requests are complied with in accordance with the terms of such rights.

The Company shall (a) take all necessary action to enforce any confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement, covenant, or restriction to which the Company or any of its Subsidiaries is a party or may hereafter become a party in accordance with the Arrangement Agreement and (b) not release any person from, or waive, amend, release, assign, suspend or otherwise modify any person’s obligations respecting the Company, or any of its Subsidiaries, or any other provision under any confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement, covenant, or restriction to which the Company or any of its Subsidiaries is a party (it being acknowledged by the Parent and the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into an announcement of the Arrangement Agreement shall not be a violation of the Arrangement Agreement).
Acquisition Proposals
Notification of Acquisition Proposals If the Company or any of its Subsidiaries or any of its or their respective Affiliates or Representatives receives or otherwise become aware of any written or oral inquiry, proposal, request for information or offer that constitutes, contemplates or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in relation to a possible Acquisition Proposal, the Company shall promptly notify the Parent and the Parent’s counsel, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, a description of its material terms and conditions and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material or substantive documents, correspondence or media (whether or not electronic) received in respect of, from or on behalf of any such person. The Company shall keep the Parent promptly and fully informed on a reasonably current basis of the status, the terms of any discussions or negotiations (to the extent such discussions and negotiations are permitted by the Arrangement Agreement) and any developments and discussions relating to any Acquisition Proposal (including any financing commitments related thereto), inquiry, proposal, offer or request, including any changes, modifications or other amendments to or relating to any such Acquisition Proposal, inquiry, proposal, offer or request and promptly provide to the Parent unredacted copies of all documents, correspondence or media if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence between the Company and its Representatives and the person making any such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives.

Responding to an Acquisition Proposal Notwithstanding the non-solicitation covenant in the Arrangement Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Company receives a bona fide unsolicited written Acquisition Proposal that did not result, directly or indirectly, from breach of any provision of the Arrangement Agreement, or the Confidentiality Agreement, but subject to entering into a confidentiality agreement with such person containing a customary standstill provision and other terms that are not less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement must not contain any provision or term that would restrict, in any manner, the Company’s ability to consummate the Arrangement or other Transactions or comply with its disclosure obligations to the Parent pursuant to the Arrangement Agreement), a final executed copy of which shall be provided to the Parent prior to providing such person with any such copies, access or disclosure, the Company and its Representatives may (i) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and (ii) provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries (and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Parent and the Parent’s Representative), if and only if, in the case of both clauses (i) and (ii):
(a)
the Board of Directors first determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal and that the failure to take the actions described in clauses (i) and (ii) above would be inconsistent with its fiduciary duties under applicable Law;

(b)
such person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, nondisclosure, non-solicitation or similar agreement, restriction or covenant with the Company or any of its Subsidiaries; and

(c)
the Company has been, and continues to be, in compliance with its obligations under certain applicable covenants under the Arrangement Agreement.

Right to Match
If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board of Directors may, or may cause the Company to, subject to compliance with Section 7.3 of the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal, if and only if:
(a)
the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation, or similar agreement, restriction, or covenant with the Company or any of its Subsidiaries;

(b)
the Company has been, and continues to be, in compliance (i) with its obligations under Section 5.1 of the Arrangement Agreement in all respects, (ii) with its obligations under Article V of the Arrangement Agreement (other than Section 5.1) in all material respects and (iii) its obligations under Section 2.3 and Section 2.4 of the Arrangement Agreement;

(c)
the Company or its Representatives have delivered to the Parent a written notice of the determination of the Board of Directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention to enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(d)
the Company or its Representatives have provided to the Parent a copy of the proposed definitive agreements for the Superior Proposal (which shall include all schedules, appendices, exhibits and other attachments related thereto including copies of any financing commitments related thereto) and all ancillary documentation and supporting materials (including any financing documents subject to customary confidentiality provisions) and any other material documents or material correspondences (as well as any subsequent amendment or modification with respect to any of the foregoing) provided to or by the Company, and its Subsidiaries or their respective Affiliates and Representatives in connection therewith;

(e)
at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Parent received the Superior Proposal Notice and the date on which the Parent received a copy of all the materials referred to in (d);

(f)
during any Matching Period, the Company shall, if requested by the Parent, negotiate in good faith with the Parent and the Parent’s Representatives, regarding any revision to the terms of the Arrangement and other Transactions proposed by the Parent in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)
after the Matching Period, the Board of Directors has determined in good faith (i) after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Parent under Section 5.4(b) of the Arrangement Agreement); and (ii) after consultation with its outside legal counsel and financial advisors, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

(h)
prior to or concurrently with entering into such definitive agreement, the Company terminates the Arrangement Agreement and pays the Termination Fee pursuant to the applicable provisions of the Arrangement Agreement; and

(i)
the making of the Acquisition Proposal constituting a Superior Proposal did not result, directly or indirectly, from any breach of additional covenants regarding non-solicitation (as enumerated in Article V of the Arrangement Agreement) or any other provision of the Arrangement Agreement or the Confidentiality Agreement.

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board of Directors shall review in good faith any offer made by the Parent to amend the terms of the Arrangement Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Parent and the Parent’s Representatives to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Parent and the Purchaser to proceed with the Transactions on such amended terms. If the Board of Directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly (and in any event within 24 hours of such determination) so advise the Parent and the Company and the Parent shall amend the Arrangement Agreement to reflect such offer made by the Parent, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal and the Parent shall be afforded a new full five Business Days Matching Period from the later of the date on which the Parent received the Superior Proposal Notice for the new Superior Proposal and the date on which the Parent received all of the materials referred to in (d) above with respect to such new Superior Proposal.
The Board of Directors shall promptly (and in any event within 24 hours) reaffirm the Board Recommendation without qualification by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Board of Directors determines that a proposed amendment to the terms of the Arrangement Agreement or the Arrangement made in the Matching Period would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Parent and its Representatives with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Parent and its outside legal counsel.
If the Company provides a Superior Proposal Notice to the Parent on a date that is less than ten Business Days before the Meeting, the Company shall either proceed with or shall postpone the Meeting, as directed by the Parent acting reasonably, to a date determined by the Parent that is not more than ten Business Days after the scheduled date of the Meeting but in any event the Meeting shall not be postponed to a date which would prevent the Effective Time from occurring on or prior to the End Date.

Nothing contained in the Arrangement Agreement shall prohibit the Board of Directors from complying with section 2.17 of National Instrument 62- 104 — Take-Over Bids and Issuer Bids and similar provisions under applicable Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or prohibit the Company or the Board of Directors from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action to the extent expressly ordered or otherwise mandated by a Governmental Body; provided, however, in each case that, notwithstanding that the Board of Directors shall be permitted to make such disclosure, the Board of Directors shall not be permitted to make a Change in Recommendation solely as a result of such disclosure. Any public disclosure made by or on behalf of the Company relating to any Acquisition Proposal shall state that the Board Recommendation continues to be in effect, unless, prior to the time of such public disclosure, the Arrangement Agreement has been terminated in compliance with Article V of the Arrangement Agreement.
Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their Representatives of the prohibitions relating to Article V of the Arrangement Agreement and any violation of the restrictions set forth therein by the Company, its Subsidiaries or its or their Representatives will be deemed to be a breach of those covenants by the Company for which the Company will be responsible.
Indemnification of Officers and Directors
All rights to indemnification, advancement of expenses, and exculpation by the Company existing in favor of those persons who are directors or officers of the Company as of the date of the Arrangement Agreement or have been directors or officers of the Company in the past (collectively, the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Constating Documents of the Company and its Subsidiaries shall survive the Arrangement and continue in full force and effect and shall not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Persons, and shall be observed and maintained by the Company and its Subsidiaries to the fullest extent available under the CBCA or other applicable Law for a period of 6 years from the Effective Time, and any claim made pursuant to such rights within such 6-year period shall continue to be subject to the Arrangement Agreement and the rights provided under the Arrangement Agreement until disposition of such claim.
From the Effective Time until the 6-year anniversary of the Closing Date, the Parent and the Company (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Law and the Company’s Constating Documents in effect as of the date of the Arrangement Agreement, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments, or fines incurred by such Indemnified Person due to such Indemnified Person’s capacity as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on, arising out of, or relating to, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing, or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the 6-year anniversary of Closing Date, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Arrangement Agreement within 15 days after receipt by the Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this section or under applicable Law or the Company’s Constating Documents at the time of the Arrangement Agreement.
Any Indemnified Person wishing to claim indemnification under the Arrangement Agreement upon learning of any such Legal Proceeding, shall promptly notify the Parent thereof in writing, but the failure to so notify shall not relieve the Parent or the Company of any liability it may have to such Indemnified Person except to the extent such failure prejudices the Indemnifying Party. In the event of any Legal Proceeding:
(a)
the Parent or the Company shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither the Parent nor the Company will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification under the Arrangement Agreement with respect thereto or assumed any liability with respect thereto), except that if the Parent or the Company elects not to assume such defense or legal counsel for the Indemnified Person advises that there are issues which raise conflicts of interest between the Parent or the Company and the Indemnified Person, the Indemnified Person may retain legal counsel satisfactory to them, and the Parent or the Company shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Person promptly as statements therefor are received; provided however, that the Parent and the Company shall be obligated to pay for only one firm of legal counsel for all Indemnified Persons in any jurisdiction, unless the use of one legal counsel for such Indemnified Persons would present such legal counsel with a conflict of interests (provided, that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used);

(b)
the Indemnified Persons shall cooperate in the defense of any such matter if the Parent or the Company elects to assume such defense, and the Parent and the Company shall cooperate in the defense of any such matter if the Parent or the Company elects not to assume such defense;

(c)
the Indemnified Persons shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if the Parent or the Company elects to assume such defense and the Parent and the Company shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if the Parent or the Company elects not to assume such defense;

(d)
the Parent and the Company shall not have any obligation under the Arrangement Agreement to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Person in the manner contemplated thereby is prohibited by applicable Law; and

(e)
all rights to indemnification in respect of any such Legal Proceedings shall continue until final disposition of all such Legal Proceedings.

If a “tail policy” is not obtained prior to the Effective Time, from the Effective Time until the six-year anniversary of the Closing Date, the Company shall, and the Parent shall cause the Company to, maintain, in effect, the existing directors’ and officers’, employment practices and fiduciary liability insurance policies maintained by the Company as of the date of the Arrangement Agreement for the benefit of the Company, its Subsidiaries and the Indemnified Persons who are currently covered by such existing policies with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy; provided that, at or prior to the Effective Time, the Company shall, unless otherwise directed by the Parent in writing, through a nationally recognized insurance broker approved by the Parent (such approval not to be unreasonably withheld, delayed, or conditioned) purchase 6-year “tail” policies for the existing policies effective as of the Effective Time and if an applicable “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to the Arrangement Agreement in respect of the applicable policy; provided that in no event shall the Company be required to expend in any one year an amount in excess of 300% of the annual premiums currently payable by the Company with respect to such current policies, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, the Parent shall be obligated to cause the Company to obtain policies with the greatest coverage available for a cost equal to such amount.
If the Parent or the Company or any of their respective legal successors or permitted assigns (a) consolidates with or merges into any other person or company and shall not be the continuing or surviving person of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person or company or consummates any division transaction, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of the Parent or the Company shall assume all of the indemnification obligations as set forth in the Arrangement Agreement.
The indemnification provisions shall survive the consummation of the Transactions and are (a) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns, and heirs and (b) in addition to, and not in substitution for, any other right to indemnification, advancement, or contribution that any such person may have by contract or otherwise.
Nothing in the Arrangement Agreement is intended to, shall be construed to, or shall release, waive, or impair any right to any directors’ and officers’, employment practices and fiduciary liability insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification obligation is not prior to or in substitution for any such claim under such policies.
Termination of the Arrangement Agreement
The Arrangement Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Required Shareholder Approval:
(a)
by the mutual written consent of the Company and the Parent;

(b)
by either the Company or the Parent if

(i)
the Effective Time shall not have occurred on or before October 17, 2023 (the “End Date”) and, the Party seeking to terminate the Arrangement Agreement pursuant to this section shall not have breached (and, in the case of the Parent, the Purchaser shall also not have breached) its obligations under the Arrangement Agreement in any manner that shall have principally caused the failure to consummate the Arrangement on or before such date;

(ii)
any Governmental Body having competent jurisdiction over the Parent, the Purchaser, the Company shall have issued a Legal Restraint, and such Legal Restraint shall have become final and nonappealable and, the Party seeking to terminate the Arrangement Agreement pursuant to this section shall not have breached or failed to perform its obligations under the Arrangement Agreement in any manner that shall have principally caused the imposition of such Legal Restraint or the failure of such Legal Restraint to be resolved or lifted; or

(iii)
the Meeting (including any adjournment, recess, or postponement thereof) shall have concluded and the Required Shareholder Approval contemplated by the Arrangement Agreement shall not have been obtained and, the Party seeking to terminate the Arrangement Agreement pursuant to this section shall not have breached or failed to perform its obligations under the Arrangement Agreement in any manner that shall have principally caused the failure to obtain the Required Shareholder Approval

(c)
by the Company,

(i)
if the Parent or the Purchaser shall have breached any representation, warranty, covenant, or agreement in the Arrangement Agreement, in each case, which breach (A) would result in a failure of a condition set forth in Section 6.1, Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement and (B) is not cured in accordance with the terms of the Arrangement Agreement; provided that the Company is not then in breach of any representation, warranty, agreement, or covenant in the Arrangement Agreement that would result in a failure of a condition set forth in Section 6.1, Section 6.3(a) or Section 6.3(b) of the Arrangement Agreement; or

(ii)
prior to the time the Required Shareholder Approval is obtained, in order to accept a Superior Proposal and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of such transaction constituting a Superior Proposal; provided, that the Company has complied with the requirements of additional covenants regarding non-solicitation to specified standards with respect to such Superior

Proposal and, concurrently with such termination, pays (or causes to be paid) the Termination Fee and other expenses in accordance with the Arrangement Agreement.
(d)
by the Parent,

(i)
if the Company shall have breached in any material respect any representation, warranty, covenant, or agreement in the Arrangement Agreement, in each case, which breach (A) would result in a failure of a condition set forth in Section 6.1, Section 6.3(a) or Section 6.3(b) of the Arrangement Agreement and (B) is not cured in accordance with the terms of the Arrangement Agreement; provided that the Parent or the Purchaser is not then in breach of any representation, warranty, agreement, or covenant in the Arrangement Agreement that would result in a failure of a condition set forth in Section 6.1, Section 6.2(a) or Section 6.2(b) of the Arrangement Agreement; or

(ii)
if the Company breaches additional covenants regarding non-solicitation (as provided for in Article V of the Arrangement Agreement) in any material respect.

Termination Fee
The Arrangement Agreement contains certain remedies in the event of a termination, including the payment of the Termination Fee in certain circumstances.
Upon the termination of the Arrangement Agreement further to the occurrence of any of the following events (each, a “Termination Fee Event”), the Company shall pay the Parent a termination fee in the amount of $75,000,000 in cash (the “Termination Fee”):
(a)
if the Company terminates the Arrangement Agreement in the context of a Superior Proposal;

(b)
if the Parent terminates the Arrangement Agreement pursuant to breach of additional covenants regarding non-solicitation (as set forth in Article V of the Arrangement Agreement) in any material respect; or

(c)
(i)
after the date of the Arrangement Agreement and prior to the termination of the Arrangement Agreement, an Acquisition Proposal shall have been made known to the Company or any of its Subsidiaries or publicly disclosed (in each case, whether or not conditional and whether or not withdrawn);

(ii)
the Arrangement Agreement is terminated by the Parent or the Company as a result of: (A) the occurrence of End Date, (B) not having obtained the Required Shareholder Approval or (C) breach (in any material respect) by the Company of representations and warranties so as to cause certain conditions precedent not to occur; and

(iii)
concurrently with or within 12 months after such termination, the Company shall have entered into a definitive agreement providing for, or completed the implementation of, an Acquisition Proposal.

In the case of clause (c) above, all references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50%” and in no event shall the Company be required to pay the Termination Fee on more than one occasion.
The Termination Fee shall be paid by the Company to the Parent as follows, if a Termination Fee Event occurs due to:
(x)
in the case of clause (a) above, concurrently with termination;

(y)
in the case of clause (b) above, within three Business Days after such termination if terminated pursuant to right to terminate if End Date occurs, or within two Business Days of the Meeting if terminated pursuant to Required Shareholder Approval not being obtained; or

(z)
in the case of clause (c) above, concurrently with the completed implementation of the Acquisition Proposal.

Expenses
If the Arrangement Agreement is terminated pursuant to the Parties’ right to terminate upon failure to obtain the required regulatory approvals and the Party seeking to terminate the Arrangement Agreement shall not have breached or failed to perform its obligations in any manner that shall have principally caused the failure to obtain the Required Shareholder Approval, then the Company shall, within two Business Days following the termination of the Arrangement Agreement, reimburse the Parent for reasonable, documented out-of-pocket third party transaction expenses incurred by the Parent in connection with the Arrangement Agreement, in an amount not to exceed $10,000,000 provided that the Company is not obligated to pay, in aggregate an amount in excess of the Termination Fee.
Closing Date
Closing Date refers to the date on which the completion of the Arrangement will occur, which day will be the third Business Days after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favor the condition is, of the conditions set out in Article VI of the Arrangement Agreement (excluding conditions that, by their terms, are to be satisfied at the Effective Time, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favor the condition is, of those conditions as of the Effective Time).
Specific Performance
The Parties are entitled to injunctive and other equitable relief to prevent breaches of the Arrangement Agreement and to enforce compliance with the terms of the Arrangement Agreement, in addition to any other remedy to which the Parties may be entitled at law or in equity, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. These injunctive and other equitable remedies are available to the Parties other than when the Parent has been paid the Termination Fee in accordance with the terms of the Arrangement Agreement.
Amendments
Prior to the Effective Time, the Arrangement Agreement may be amended with the approval of each of the Board of Directors and the board of directors of the Parent at any time. The Arrangement Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
Governing Law and Jurisdiction
The Arrangement Agreement shall be governed by, and construed in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein, without giving effect to any law, rule, or provision that would cause the application of any law other than the laws of the Province of Québec and the federal laws of Canada applicable therein.
As per the provisions of the Arrangement Agreement, each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

INFORMATION CONCERNING THE COMPANY
General
The Company is a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of RCC. Camlipixant, the Company’s lead asset, is an investigational P2X3 receptor antagonist for the treatment of RCC, which is currently being evaluated in the CALM Phase 3 clinical program. With no approved treatments in the U.S., camlipixant has the potential to be a breakthrough in the RCC treatment landscape.
Chronic cough is defined as a cough lasting longer than eight weeks. When the cause of chronic cough cannot be identified or the cough persists despite treatment of any associated condition, the condition is referred to as RCC. RCC is a frequent, yet often under-recognized, medical condition that has significant physical, social, and psychological consequences on one’s quality of life. There are currently no approved treatments for this condition in the United States, European Union or the United Kingdom.
Description of Share Capital
The Company’s authorized capital consists of (i) an unlimited number of Shares and (ii) an unlimited number of preferred shares, issuable in series.
As of the Record Date, there were 126,798,993 Shares issued and outstanding, all of which are fully paid and non-assessable, and no preferred shares issued and outstanding. The Shares carry one vote per Share for all matters coming before Shareholders at the Meeting. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting.
Trading in Shares
The Shares are currently listed for trading on the TSX and on the Nasdaq under the symbol “BLU”. The Company expects that the Shares will be de-listed from the TSX and Nasdaq shortly following the Effective Date. See “The Arrangement — Stock Exchange De-Listing and Reporting Issuer Status”.
The following table summarizes the monthly ranges of high and low prices per Share, as well as the total monthly trading volumes of the Shares on the TSX and Nasdaq during the twelve-month period preceding the date of this Circular:
	TSX			NASDAQ COMPOSITE
	HIGH	LOW	VOLUME	HIGH	LOW	VOLUME
	(Cdn$)	(Cdn$)	(#)	(US$)	(US$)	(#)
May 2022	11.68	8.07	3,830,869	9.09	6.35	17,888,269
June 2022	13.25	9.18	2,040,276	10.28	7.08	19,689,433
July 2022	14.46	11.54	3,312,894	11.10	8.76	30,281,479
August 2022	16.24	12.07	2,939,518	12.69	9.34	18,371,441
September 2022	16.01	13.66	7,778,310	12.23	10.07	13,608,956
October 2022	14.94	12.31	1,956,180	10.95	8.86	10,510,242
November 2022	13.36	11.50	2,875,534	9.93	8.45	13,130,775
December 2022	13.97	10.97	1,499,670	10.35	8.07	10,137,895
January 2023	11.87	9.82	1,117,271	8.78	7.30	12,605,213
February 2023	11.20	9.88	1,062,973	8.41	7.33	12,451,215
March 2023	11.24	9.51	1,167,250	8.21	6.99	15,882,516
April 2023	19.79	8.58	2,132,295	14.53	6.38	225,830,514
May 2023 (to May 15)	19.59	19.42	306,177	14.54	14.46	21,242,373

On April 17, 2023, the last trading day on which the Shares traded prior to the Company’s announcement that it had entered into the Arrangement Agreement, the closing price of the Shares was Cdn$9.71 on the TSX and $7.26 on the Nasdaq.
Material Changes in the Affairs of the Company
To the knowledge of the directors and executive officers of the Company and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Company.
Previous Purchases and Sales of Securities
Other than as described below, during the 12 months preceding the date of the Arrangement Agreement, the Company has not purchased or sold any securities of its own issue (excluding securities purchased or sold pursuant to the exercise of outstanding employee stock options and warrants).
The Company issued Shares pursuant sales of Shares as follows (other than pursuant to the exercise of Company Options):
DATE OF ISSUANCE	NUMBER OF SHARES ISSUED	PRICE (PER SHARE)
July 18, 2022	16,540,541	US	$9.25
July 28, 2022	2,481,081	US	$9.25
The Company granted Company Options under its stock option plan as follows:
DATE OF GRANT	NUMBER OF OPTIONS ISSUED	PRICE (PER OPTION)
May 11, 2022	220,000	US$7.85
July 15, 2022	200,000	US$9.39
November 14, 2022	218,500	US$9.00
March 21, 2023	2,133,875	US$7.50
The Company issued Shares pursuant to the exercise of Company Options under its stock option plan and pursuant to sales by the Company of Shares as follows:
DATE OF EXERCISE	NUMBER OF SHARES ISSUED	EXERCISE PRICE (PER SHARE)
April 19, 2022	1,301	Cdn$3.58
May 20, 2022	23,490	Cdn$1.26
November 15, 2022	61,908	Cdn$1.80
November 16, 2022	33,333	Cdn$1.80
November 16, 2022	11,386	Cdn$1.08
November 21, 2022	16,044	Cdn$4.36
November 21, 2022	2,172	US$4.36
November 21, 2022	27,714	Cdn$2.05
November 25, 2022	444,525	Cdn$1.80
November 28, 2022	35,667	Cdn$1.80
November 30, 2022	17,872	Cdn$1.08
November 30, 2022	75,474	Cdn$1.26
November 30, 2022	30,876	Cdn$4.36
November 30, 2022	11,723	US$4.36
December 5, 2022	689	Cdn$4.12

DATE OF EXERCISE	NUMBER OF SHARES ISSUED	EXERCISE PRICE (PER SHARE)
December 5, 2022	4,822	US$3.92
January 17, 2023	1,778	Cdn$4.12
February 6, 2023	6,448	Cdn$4.36
February 6, 2023	1,936	US$4.36
March 23, 2023	44,953	Cdn$1.08
March 23, 2023	18,380	Cdn$1.26
March 23, 2023	9,052	Cdn$4.36
March 23, 2023	9,276	US$4.36
March 23, 2023	2,049	US$7.01
March 28, 2023	10,856	Cdn$1.08
March 29, 2023	12,554	Cdn$1.08
April 18, 2023	114,590	Cdn$1.08
Previous Distributions of Shares
During the five years preceding the date of the Arrangement Agreement, the Company has not distributed any Shares to the public, except for the following distributions:
Date	Securities Issued	Price Per Security	Aggregate Gross Proceeds to the Company
December 2018(1)	Issuance of 36,842,105 Shares	Cdn$0.95	Cdn$35,000,000
September 2019(2)	Issuance of 11,179,451 Shares	US$7.10	US$79,374,102
October 2020(3)	Issuance of 15,555,556 Shares	US$2.25	US$35,000,001
March 2020(4)	Issuance of 4,770,000 Shares	US$8.01	US$38,207,700
December 2021(5)	Issuance of 28,000,000 Shares	US$7.52	US$210,560,000
July 2022(6)	Issuance of 19,021,622 Shares	US$9.25	US$175,950,004

Notes:
(1)
In December 2018, the Company completed a public offering of Shares resulting in gross proceeds of approximately Cdn$35.0 million.

(2)
In September 2019, the Company completed a public offering of Shares resulting in gross proceeds of approximately $79.4 million.

(3)
In October 2020, the Company completed an overnight marketed offering of Shares to support the development of its lead drug candidate, camlipixant (BLU 5937) for chronic cough, resulting in gross proceeds of approximately $35 million.

(4)
In March 2020, the Company issued Shares as consideration in its acquisition of the remaining intellectual property rights to camlipixant (BLU 5937) from adMare.

(5)
In December 2021, the Company completed a public offering of Shares of approximately $200 million, including the partial exercise of the over-allotment option by the underwriters.

(6)
In July 2022, the Company completed a public offering of Shares of approximately $176 million, including the full exercise of the over-allotment option by the underwriters.

Dividend Policy
The Company has not declared any dividends on Shares since its incorporation. Any determination to pay dividends on Shares remains at the discretion of the Board of Directors and depends on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

INFORMATION CONCERNING THE PURCHASER AND THE PARENT
The Parent
The Parent is a global biopharmaceutical company headquartered in Brentford, United Kingdom focused on innovation in vaccines and specialty medicines. The Parent has approximately 69,400 employees in more than 80 countries worldwide. The Parent’s shares are listed in London (LSE: GSK) and also listed in New York (NYSE: GSK) in the form of American Depositary Shares.
The Purchaser
The Purchaser is a corporation existing under the laws of Canada and is a wholly-owned Subsidiary of the Parent. The Purchaser has no Subsidiaries and was incorporated solely for the purpose of entering into the Arrangement Agreement and completing the Arrangement. The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Purchaser, (ii) is not affiliated with the Company or the Purchaser, (iii) disposes of Shares under the Arrangement, and (iv) holds Shares as capital property (a “Holder”). Generally, the Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders (as defined below) who might not otherwise be considered to hold their Shares as capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and every other “Canadian Security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Resident Holders should consult their own tax advisors for advice with respect to whether they hold their Shares as capital property and, if not, whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances. Holders of Shares held other than as capital property should consult their own tax advisors with respect to the tax consequences of the Arrangement.
This summary does not address the tax consequences to holders of Company Options or Company Deferred Share Units, nor any holders who have acquired Shares on the exercise of an employee stock option (including Company Options), through another equity-based employment compensation arrangement, or otherwise in the course of their employment. Such holders should consult their own tax advisors.
This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.
This summary is not, and is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.
Holders Resident in Canada
The following portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a “Resident Holder”). Holders should confirm with their own tax advisors whether they are a Resident Holder. This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) that has an interest in which is a “tax shelter investment” (as defined in the Tax Act); (iv) that reports its “Canadian tax results” (within the meaning of section 261 of the Tax Act) in a currency other than Canadian currency; (v) that is exempt from tax under Part I of the Tax Act; or (vi) that has entered into a “derivative forward agreement” (as defined in the Tax Act) or a “synthetic disposition agreement” (as defined in the Tax Act) in respect of the Shares. Such holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.
For the purposes of the Tax Act, all amounts relating to Shares disposed of under the Arrangement must generally be computed in Canadian dollars based on exchange rates determined in accordance with the Tax Act.

Disposition of Shares under the Arrangement
Generally, a Resident Holder (other than a Resident Dissenting Holder, as defined below) who disposes of Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount (if any) by which the Consideration received by the Resident Holder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder and any reasonable costs of disposition.
Generally, a Resident Holder is required to include in computing its income for a taxation year one- half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from any taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and applied to reduce taxable capital gains in any of the three preceding taxation years or carried forward and applied to reduce taxable capital gains in any subsequent year, subject to and in accordance with the detailed rules contained in the Tax Act. A Resident Holder should confirm with its own tax advisor in computing the amount of any taxable capital gain or allowable capital loss arising in connection with the Arrangement.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares directly or indirectly through a partnership or trust. Such Resident Holders should consult their own tax advisors in this regard.
A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax at a rate of 10 2∕3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains, but excluding dividends or deemed dividends deductible in computing taxable income. Such additional tax may be refundable in certain circumstances. Proposed Amendments released on August 9, 2022 extend this additional refundable tax to a corporation that is at any time in the taxation year a “substantive CCPC” (as defined in the Proposed Amendments released on such date). Such Resident Holders should consult their own tax advisors in this regard.
Capital gains realized by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.
Dissenting Resident Holders
A Resident Holder who has validly exercised that Resident Holder’s Dissent Right (a “Resident Dissenting Holder”) will be entitled to receive from the Purchaser a payment of an amount equal to the fair value of such Resident Dissenting Holder’s Shares.
In general, a Resident Dissenting Holder will realize a capital gain (or capital loss) equal to the amount (if any) by which the fair value of the Resident Dissenting Holder’s Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Shares to the Resident Dissenting Holder and any reasonable costs of disposition. See “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement” above for a description of the tax treatment of capital gains and losses.
Any interest awarded by a court to a Resident Dissenting Holder is required to be included in the Holder’s income for the purposes of the Tax Act. A Resident Dissenting Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax at a rate of 10 2∕3% on its “aggregate investment income” (as defined in the Tax Act), which includes interest income. Proposed Amendments released on August 9, 2022 extend this additional refundable tax to a corporation that is at any time in the taxation year a “substantive CCPC” (as defined in the Proposed Amendments). Resident Dissenting Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada
The following portion of this summary is applicable to a Holder who, at all relevant times, is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty and does not use or hold Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). A Non-Resident Holder should consult its own tax advisors. Under the Tax Act, special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors in this regard.
Disposition of Shares under the Arrangement
A Non-Resident Holder should not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares under the Arrangement unless the Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the disposition time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.
In general, provided that the Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX) at the disposition time, such Shares will not be taxable Canadian property to a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition time, (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for the purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest, directly or indirectly, through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or an option in respect of, an interest in, or for civil law a right in any such properties, whether or not such property exists. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.
Even if the Shares are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain realized on the disposition of Shares if the Shares constitute “treaty-protected property” (as defined in the Tax Act). Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.
In the event that the Shares constitute taxable Canadian property but not treaty-protected property to a Non-Resident Holder, then the tax consequences described above under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement” will generally apply and the Non-Resident Holder may have to file a Canadian income tax return for the taxation year in which the Non-Resident Holder’s Shares are disposed of under the Arrangement, regardless of whether the Non-Resident Holder is liable for any tax under the Tax Act on any gain realized as a result of the disposition.
A Non-Resident Holder should consult its own tax advisors with regard to its tax obligations arising in connection with the Arrangement, including consideration of whether the Shares may be taxable Canadian property or treaty-protected property and with regard to any Canadian reporting requirements arising from the Arrangement.
Non-Resident Dissenting Holders
A Non-Resident Holder who has validly exercised that Non-Resident Holder’s Dissent Right (a “Non-Resident Dissenting Holder”) will be entitled to receive from the Purchaser a payment of an amount equal to the fair value of such Non-Resident Dissenting Holder’s Shares and may realize a capital gain or capital loss in a manner similar to that discussed above under “Certain Canadian Federal Income Tax Considerations —  Holders Resident in Canada — Dissenting Resident Holders”. As discussed above under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Disposition of Shares under the

Arrangement”, any resulting capital gain will only be subject to tax under the Tax Act if the Shares are taxable Canadian property to the Non-Resident Dissenting Holder and are not treaty-protected property of the Non-Resident Dissenting Holder at the disposition time. A Non-Resident Dissenting Holder should consult its own tax advisors regarding its tax obligations arising in connection with the Arrangement as set out under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Disposition of Shares under the Arrangement”.
The amount of any interest awarded by a court to a Non-Resident Dissenting Holder should not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes certain U.S. federal income tax considerations relating to the Arrangement that may be relevant to U.S. Holders (as defined below) whose Shares are exchanged for cash in the Arrangement. This discussion applies to U.S. Holders that hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect.
This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, financial institutions, insurance companies, broker-dealers and traders in securities, commodities or currencies, persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, individual retirement accounts or other tax deferred accounts, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that own or are treated for U.S. federal income tax purposes as owning directly, indirectly or through attribution, 10% or more of the Shares of the Company by vote or value, persons who are subject to special tax accounting rules under Section 451(b) of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities and arrangements that are classified as partnerships for U.S. federal income tax purposes, and investors in such pass-through entities, persons receiving or holding Shares pursuant to the exercise of any employee share option or otherwise in connection with the performance of services, and any holders that are not U.S. Holders). The following discussion also does not address the tax consequences applicable to holders of options or warrants to acquire Shares. Such holders are urged to consult their tax advisors to determine the tax consequences to them of the Arrangement. This discussion does not address any U.S. state or local or non-U.S. tax consequences, the effects of the Medicare contribution tax on net investment income, or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or Entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an Entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences of the Arrangement to a partner, beneficiary or other stakeholder in such partnership or arrangement will depend in part upon the status and activities of such Entity or arrangement and the particular partner, stakeholder or other beneficiary. Any such Entity or arrangement should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners, stakeholders or other beneficiaries of the disposition of Shares pursuant to the Arrangement.
No ruling has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, no opinion of counsel has been or will be rendered with respect to any tax considerations of the Arrangement, or any related transactions. The use of words such as “will” and “should” in any tax-related discussion contained in this summary is not intended to convey a particular level of comfort. The following discussion assumes the form of the Arrangement and any related transactions will be respected by the IRS or a court if challenged by the IRS. If the tax considerations described below are successfully challenged, the tax consequences of the Arrangement may differ from the tax consequences described below.

This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Arrangement for U.S. Holders of Shares. U.S. Holders of Shares should consult their tax advisors regarding the particular tax consequences to them of the Arrangement in light of their particular circumstances, including the applicability and effects of U.S. federal, state, local, and non-U.S. tax laws.
Passive Foreign Investment Company Status
In general, a corporation organized outside the United States will be treated as a passive foreign investment company (a “PFIC”), for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, certain non-active royalties and rents, gains from the sale or exchange of property that gives rise to passive income and net foreign currency gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that are readily convertible into cash. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Furthermore, a U.S. Holder will generally be treated as owning a proportionate share of the stock of any Subsidiary of a PFIC that is itself classified as a PFIC. If a foreign corporation is not a PFIC, a U.S. Holder is generally not treated as owning a proportionate share of the stock of any Subsidiary of the foreign corporation that is a PFIC unless the U.S. Holder owns, directly or indirectly, 50% or more of the stock of the foreign corporation. Certain adverse tax consequences, described further below, may apply to a U.S. Holder of a PFIC, unless certain elections are made.
The determination of whether the Company or any of its Subsidiaries is a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Based on the Company’s interpretation of the law, its recent financial statements, and taking into account expectations about its income, assets and activities, the Company believes that each of the Company and Subco (as defined below and in the Plan of Arrangement) was classified as a PFIC for the taxable year ended December 31, 2022 and for each of its taxable years prior to 2022. Furthermore, the Company presently anticipates that each of the Company and Subco will be classified as a PFIC for the taxable year that includes the closing of the Arrangement. However, there can be no assurance that either the Company or Subco was a PFIC for the taxable year ended December 31, 2022 taxable year or any prior taxable year, or will or will not be a PFIC for any taxable year thereafter, including the year that includes the closing of the Arrangement. Unless otherwise stated, the remainder of this discussion assumes that each of the Company and Subco has been of a PFIC in each prior taxable year and will be a PFIC for the taxable year that includes the closing of the Arrangement.
Mark-to-Market Election
If a U.S. Holder has made a mark-to-market election with respect to the stock of the Company, it recognizes as ordinary income any excess of the fair market value of the Shares at the end of each taxable year over their adjusted tax basis, and recognizes an ordinary loss in respect of any excess of the adjusted tax basis of the Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder has made the election, the U.S. Holder’s tax basis in the Shares is adjusted to reflect the income or loss amounts recognized.
It is unclear whether a mark-to-market election may be made with respect to lower-tier PFICs, such as Subco, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to its Shares, the U.S. Holder may be subject to the PFIC rules as a result of the Arrangement (described below under “— U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have not Made a Mark-to-Market Election or a QEF Election”) with respect to its indirect interest in Subco if Subco is treated as a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether a mark-to-market election with respect to the Company or Subco would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

QEF Election
If the Company or Subco is determined to be a PFIC, a U.S. Holder may avoid application of certain of the PFIC tax consequences described below by making or by having made a timely election to treat the Company or Subco, as applicable, as a “qualified electing fund” (“QEF”) (if eligible to do so). A QEF election applies only to the foreign corporation for which an election is made. Therefore, if a U.S. Holder has made an election to treat the Company as a QEF, that election applies only to stock in the Company and not to the stock in Subco which the U.S. Holder is treated as owning by virtue of its ownership of stock in the Company. An additional election is required to be made in order to treat Subco as a QEF.
A U.S. Holder that has made a QEF election with respect to the Company or Subco is required to include in income its pro rata share of the Company’s or Subco’s, as applicable, respective net capital gains (as long-term capital gain) and ordinary earnings (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or within which the Company’s or Subco’s taxable year ends, as applicable. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. The effect of a U.S. Shareholder’s QEF election on the treatment of the Arrangement is discussed more fully below.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Department of the Treasury may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the disposition of Shares pursuant to the Arrangement and the IRS information reporting obligations with respect to the disposition of Shares and the consequences of the Arrangement relating thereto.
U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders
U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have not Made a Mark-to-Market Election or a QEF Election
Subject to the discussions below under “— U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have Made a Mark-to-Market Election” and “— U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have Made a QEF Election” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the disposition of Shares pursuant to the Arrangement in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash received) in the Arrangement and the U.S. Holder’s adjusted tax basis in such Shares, in each case as determined in U.S. dollars. Assuming that the Company is classified as a PFIC for the taxable year that includes the closing of the Arrangement, a U.S. Holder that held Shares in a taxable year in which the Company was classified as a PFIC will be required to report any gain recognized in the Arrangement as ordinary income, rather than as capital gain, and to compute the tax liability on any gain recognized in respect of the Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Shares. The amounts allocated to the taxable year of the Arrangement and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to prior taxable years in which the Company was classified as a PFIC would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. U.S. Holders would not be able to offset any gain recognized in the Arrangement with capital losses. For purposes of the discussion in this paragraph, references to the “Company” refer to the Company or Amalco (as defined below and in the Plan of Arrangement), as applicable, and references to “Shares” refer to Shares or shares of Amalco, as applicable.
If the Company is not a PFIC and has not been a PFIC at any time during a U.S. Holder’s holding period for its Shares, such U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the disposition of the Shares pursuant to the Arrangement in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash received) on the Arrangement and such U.S. Holder’s adjusted tax basis in its Shares, in each case as determined in U.S. dollars. Any gain or loss recognized will generally be capital gain or loss. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held its Shares for more than one year on the date of the closing of the Arrangement. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.
Similar rules apply to the disposition of a U.S. Holder’s indirect interest in Subco or Canadian IP Transfer Co, as applicable, pursuant to the Arrangement, if Subco or Canadian IP Transfer Co is treated as a PFIC and the U.S. Holder is treated as owning shares of Subco or Canadian IP Transfer Co, as applicable. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of disposing of an indirect interest in a lower-tier PFIC.
U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have Made a Mark-to-Market Election
If a U.S. Holder has made a valid mark-to-market election, then, in lieu of being subject to the PFIC tax and interest charge rules discussed above, any gain recognized pursuant to the Arrangement in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election), but no interest charge is imposed.
If the Company is not a PFIC in the taxable year that includes the closing of the Arrangement, then such U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the disposition of the Shares pursuant to the Arranagement in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash received) on the Arrangement and such U.S. Holder’s adjusted tax basis in its Shares, in each case as determined in U.S. dollars consistent with the adjustments described above under “— Passive Foreign Investment Company Status — Mark-to-Market Election”. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held its Shares for more than one year on the date of the closing of the Arrangement. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.
As noted above, it is unclear whether a mark-to-market election can be made for equity interests in any lower-tier PFICs that the Company owns, such as Subco. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to its Shares, the U.S. Holder may be subject to the PFIC rules (described above under “— U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have not Made a Mark-to-Market Election or a QEF Election”) with respect to its indirect interest in any of the Company’s Subsidiaries that are treated as a PFIC for U.S. federal income tax purposes. If the U.S. Holder has made a valid mark-to-market election with respect to any subsidiary of the Company that is a PFIC, similar rules to those described above with respect to the Company will apply to the disposition of the U.S. Holder’s indirect interest in such subsidiary pursuant to the Arrangement. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
For purposes of the above discussion, references to the “Company” refer to the Company or Amalco, as applicable, and references to “Subco” refer to Subco or Canadian IP Transfer Co, as applicable.
U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have Made a QEF Election
The considerations described above with respect to the Arrangement generally do not apply to U.S. Holders that have made a QEF election with respect to the Company or Subco for all taxable years during which the Company or Subco, as applicable, was a PFIC that are included wholly or partly in the U.S. Holder’s holding period of the PFIC stock (such a PFIC, a “pedigreed QEF”). The U.S. federal income tax consequences of the Arrangement to a U.S. Holder with respect to which the Company and Subco are not both pedigreed QEFs may differ from those described below. The QEF rules are complex. A U.S. Holder that has made a QEF election with respect to the Company or Subco, but with respect to which the Company or Subco are not both pedigreed QEFs, should consult their tax advisor regarding the U.S. federal income tax consequences of the Arrangement to them.
Pursuant to the Arrangement, and as described further in the Plan of Arrangement and the Arrangement Agreement, the following steps will occur. At least 2 Business Days prior to the Effective Time, the Company will incorporate Canadian IP Transfer Co in a jurisdiction designated by Purchaser. On the date of the closing of the Arrangement, the Company and Subco will amalgamate (the “Amalgamation”) to form one corporation (“Amalco”). Immediately following the Amalgamation, Amalco will, to the extent legally permissible, effectively transfer and assign, in writing, to Canadian IP Transfer Co all right, title and ownership in and to all Selected IP (as defined in Section 4.13(c) of the Company Disclosure Schedule) (such transfer, together with the Amalgamation, the “Pre-Closing Restructuring”). The U.S. federal income tax consequences of the Arrangement to U.S. Holders with respect to which the Company or Subco is a pedigreed QEF depend upon the U.S. federal income tax treatment of the Pre-Closing Restructuring, as discussed more fully below.
If a U.S. Holder has made a valid election to treat each of the Company and Subco as a pedigreed QEF, in lieu of being subject to the PFIC tax and interest charge rules discussed above under “— U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have not Made a Mark-to-Market Election or a QEF Election,” such U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the disposition of the Shares pursuant to the Arrangement in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash received) on the Arrangement and such U.S. Holder’s adjusted tax basis in its Shares, in each case as determined in U.S. dollars. The U.S. Holder’s adjusted tax basis in its Shares includes any adjustments to such tax basis as a result of any income recognized as a result of the U.S. Holder’s QEF election with respect to the Company or Subco, as described above and below. Any gain or loss recognized will generally be capital gain or loss. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held its Shares for more than one year on the date of the closing of the Arrangement. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will generally be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.
As discussed above under “— Passive Foreign Investment Company Status — QEF Election”, a U.S. Holder that has made a QEF election with respect to the Company or Subco is required to include in income its pro rata share of the Company’s or Subco’s, as applicable, respective net capital gains (as long-term capital gain) and ordinary earnings (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or within which the Company’s or Subco’s taxable year ends, as applicable. Neither the Company nor Subco is expected to recognize gain or loss as a result of the Pre-Closing Restructuring. However, the U.S. federal income tax treatment of the Pre-Closing Restructuring is uncertain, and any gain or loss recognized by the Company or Subco as a result of the Pre-Closing Restructuring may affect the amount of net capital gains and ordinary earnings that a U.S. Holder is required to recognize as a result of its QEF election with respect to the Company or Subco, as applicable.
A U.S. Holder’s tax basis is increased by any amount that the U.S. Holder includes in income as a result of a QEF election with respect to the Company or Subco. If the Company or Subco is not a PFIC for the taxable year that includes the closing of the Arrangement, then a U.S. Holder that has made a QEF election with respect to the Company or Subco, as applicable, is not required to take into account any gain or loss recognized by the Company or Subco, respectively, as a result of the Pre-Closing Restructuring.
The Parent and the Purchaser anticipate providing the necessary information for U.S. Holders to report their respective income inclusions for the taxable year that includes the Pre-Closing Restructuring as a result of a U.S. Holder having made a QEF election with respect to the Company, Subco or both.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed in this Circular, to the knowledge of the directors or executive officers of the Company, as at the date of this Circular, there is no person or company who beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all Shares of the Company, or any associate or affiliate of any of the foregoing, having any material interest, direct or indirect, in any transaction or proposed transaction as of April 17, 2023, which has materially affected or would materially affect the Company or any of its Subsidiaries.
AUDITOR
The Company’s auditor has been KPMG LLP, Chartered Professional Accountants, Montréal, Québec, since 1995.
OTHER INFORMATION AND MATTERS
There is no information or matter not disclosed in this Circular but known to the Company that would be reasonably expected to affect the decision of Shareholders to vote for or against the Arrangement Resolution.
LEGAL MATTERS
Certain legal matters in connection with the Arrangement will be passed upon for the Company by Davies Ward Phillips & Vineberg LLP, insofar as Canadian legal matters are concerned, and by Skadden, Arps, Slate, Meagher & Flom LLP, insofar as U.S. legal matters are concerned.
Certain legal matters in connection with the Arrangement will be passed upon for the Parent and the Purchaser by Stikeman Elliott LLP, insofar as Canadian legal matters are concerned, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, insofar as U.S. legal matters are concerned.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.bellushealth.com. Information on the Company’s website is not incorporated by reference in this Circular. Financial information is contained in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the Company’s most recently completed financial year.
In addition, copies of the Annual Information Form, financial statements, including the most recently available interim financial statements, as applicable, and Management’s Discussion and Analysis as well as this Circular, all as filed on SEDAR, may be obtained by any person (without charge in the case of a Shareholder) upon request to Ramzi Benamar, Chief Financial Officer of the Company, by e-mail (rbenamar@bellushealth.com). The Company may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.
DIRECTORS’ APPROVAL
The contents of this Circular and its sending to Shareholders have been approved by the Board of Directors.
DATED as of this 16th day of May, 2023.
BY ORDER OF THE BOARD OF DIRECTORS OF BELLUS HEALTH INC.
(signed) “Dr. Francesco Bellini”
Dr. Francesco Bellini
Chairman of the Board of Directors

CONSENT OF CENTERVIEW PARTNERS LLC
May 16, 2023
To:
The Board of Directors of BELLUS Health Inc. (the “Company”)

We hereby consent to the inclusion of our opinion letter, dated April 17, 2023, to the Board of Directors of the Company attached as Appendix D to, and references to such opinion letter in, the management information circular of the Company dated May 16, 2023 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving the Company, 14934792 Canada Inc. and GSK plc. In providing our consent, we do not intend that any person other than the Board of Directors of the Company shall be entitled to rely upon our opinion.
Very truly yours,
CENTERVIEW PARTNERS LLC
By: /s/ CENTERVIEW PARTNERS LLC

CONSENT OF BLOOM BURTON SECURITIES INC.
May 16, 2023
To:
The Board of Directors of BELLUS Health Inc. (the “Company”)

We refer to the management information circular (the “Circular”) of the Company dated May 16, 2023 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving the Company, 14934792 Canada Inc. and GSK plc. We consent to the inclusion in the Circular of our fairness opinion dated April 17, 2023 and references to our firm name and our fairness opinion in the Circular. Our fairness opinion was given as of April 17, 2023 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of the Company shall be entitled to rely upon our opinion.
(signed) “Bloom Burton Securities Inc.”

APPENDIX A
GLOSSARY
Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular.
“1% Exemption” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Canadian Securities Law Matters”.
“401(k) Plan” means the BELLUS Health 401(k) Retirement Savings Plan.
“5% Exemption” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Canadian Securities Law Matters”.
“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and any transaction solely between the Company, on the one hand, and one or more of its wholly owned Subsidiaries, on the other hand, or solely between or among the Company’s wholly owned Subsidiaries, any indication of interest, inquiry, request for information, proposal or offer (including any modifications thereto) from or made by any person or group of persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 — Take-Over Bids and Issuer Bids) (other than Parent and Purchaser) made after the date of the Arrangement Agreement relating to, in a single transaction or series of related transactions (i) any direct or indirect sale, disposition, joint venture, transfer or license (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) of assets (including securities of the Company’s Subsidiaries) representing 20% or more of the Company and the Company’s Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and the Company’s Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal), (ii) any direct or indirect take-over bid, recapitalization, tender offer, exchange offer, treasury issuance, acquisition, transfer, or other transaction that if consummated, would result in any person or group of persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries whose assets represent 20% or more of the Company and its Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and its Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal), (iii) any plan of arrangement, merger, amalgamation, consolidation, reorganization, spin-off, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company or any of its Subsidiaries pursuant to which any such person or group of persons would own, directly or indirectly, assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or (iv) any other similar transaction or series of related transactions involving the Company or any of its Subsidiaries whose assets represent 20% or more of the Company and its Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and its Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal).
“Affected Securities” means, collectively, the Shares and the Company Equity Awards.
“Affiliate” means, as to any person, any other person that, directly or indirectly, controls, or is controlled by, or is under common control with, such person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.
“Aggregate Arrangement Consideration” means an aggregate amount of cash in U.S. dollars equal to (i) the number of Shares that are outstanding (excluding Shares in respect of which Dissent Rights have been validly exercised) immediately prior to the Effective Time, multiplied by (ii) the Consideration.
“Amalco” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders — U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have Made a QEF Election”.

“Amalgamation” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders — U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have Made a QEF Election”.
“AMF” means the Autorité des marchés financiers (Québec).
“Anti-Corruption Laws” means applicable Laws related to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the U.K. Bribery Act 2010, the Anti-Bribery Laws of the People’s Republic of China, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), and any other applicable Law of similar effect.
“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the Competition Act, state antitrust Laws, and all other applicable Laws and regulations (including non-U.S. Laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
“April 6 Proposal” has the meaning set forth in this Circular under “The Arrangement — Background to the Transaction”.
“April 7 Proposal” has the meaning set forth in this Circular under “The Arrangement — Background to the Transaction”.
“ARC” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Required Key Regulatory Approvals — Competition Act Approval”.
“Arrangement” means an arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.
“Arrangement Agreement” means the arrangement agreement made as of April 17, 2023 among the Company, the Purchaser and Parent, including all schedules annexed thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.
“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Appendix B of this Circular.
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.
“Bloom Burton” means Bloom Burton Securities Inc.
“Bloom Burton Fairness Opinion” means the opinion of Bloom Burton to the effect that, as of the date of the opinion and based upon and subject to the various assumptions, limitations, and qualifications set forth therein, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their Affiliates).
“Board of Directors” means the board of directors of the Company.
“Board Recommendation” has the meaning set forth in this Circular under “The Arrangement — Recommendation of the Board of Directors”.

“Breaching Party” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Mutual Covenants of the Parties to the Arrangement”.
“Broadridge” means Broadridge Financial Solutions Inc.
“Business Day” means a day except (i) a Saturday, a Sunday, or any other day on which (a) commercial banks in Montreal, Québec are authorized or required by Laws to be closed or (b) banks are required or authorized by Law to be closed in the City of London, United Kingdom, and (ii) the period from December 24 to January 2.
“Canadian IP Transfer Co” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Mutual Covenants of the Parties to the Arrangement”.
“CBCA” means the Canada Business Corporations Act.
“CBCA Director” means the director appointed pursuant to section 260 of the CBCA.
“Centerview” means Centerview Partners LLC.
“Centerview Fairness Opinion” means the oral opinion of Centerview rendered to the Board of Directors on April 17, 2023, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the Shareholders (other than as specified in such opinion) pursuant to the Arrangement Agreement was fair, from a financial point of view, to such holders as more fully described under “Fairness Opinions — Centerview Fairness Opinion”. The written opinion delivered by Centerview is attached to this Circular as Appendix D.
“Certificate of Arrangement” means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“C.F.R.” means the U.S. Code of Federal Regulations.
“Change in Recommendation” means (i) the Board of Directors or any committee thereof fails to unanimously recommend or withdraws, amends, modifies or qualifies the Board Recommendation or publicly proposes or states its intention to do any of the foregoing; (ii) the Board of Directors or any committee thereof accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, (iii) the Board of Directors or any committee thereof takes no position or remains neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five Business Days following the public announcement of such Acquisition Proposal will not constitute a Change in Recommendation provided the Board of Directors has rejected such Acquisition Proposal and affirmed the Board Recommendation by press release by the end of such five Business Day period (or in the event that the Meeting is scheduled to occur within such five Business Day period, by the end of the third Business Day prior to the date of the Meeting)), (iv) the Board of Directors or any committee thereof fails to publicly reaffirm by press release (without qualification) the Board Recommendation within five Business Days after having been requested in writing by Parent to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting), or (v) the Company, Board of Directors or any committee thereof publicly announces or publicly discloses any intention to do any of the foregoing.
“Circular” means the Notice of Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.
“Closing” means the completion of the Arrangement.
“Closing Date” means the date on which the Closing actually occurs.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition, or similar agreement with respect to any current or former Company Associate or other Contract with a union or employee association, including a neutrality or accretion clause or agreement.
“Commissioner” means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or his or her designee, and, when the context so requires, includes persons authorized to exercise the powers and perform the duties of the Commissioner of Competition in accordance with section 8 of the Competition Act.
“Company” means BELLUS Health Inc.
“Company Associate” means each current or former officer or other employee, or individual who is a current or former independent contractor, consultant, or director, of or to the Company or any of its Subsidiaries.
“Company Contract” means any (i) Contract between the Company or any of its Subsidiaries, on the one hand, and any party other than the Company or any of its Subsidiaries, on the other hand or (ii) Contract pursuant to which the Company or any of its Subsidiaries is otherwise bound (other than a Contract solely by and among the Company and its Subsidiaries).
“Company Deferred Share Unit” means a deferred share unit granted by the Company pursuant to the Company Deferred Share Unit Plan.
“Company Deferred Share Unit Plan” means the Company’s Deferred Share Unit plan for designated members of the boards, and designated employees of the Company and its Affiliates.
“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Arrangement Agreement and that has been delivered by the Company to Parent on the date of the Arrangement Agreement.
“Company Equity Awards” means the Company Options and the Company Deferred Share Units.
“Company Equity Plans” means the Company Deferred Share Unit Plan and the Company Option Plan, and a reference to “Company Equity Plan” means any one of them.
“Company IP” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries and all Intellectual Property Rights that are exclusively (or co-exclusively) licensed to the Company or any of its Subsidiaries.
“Company Lease” means any (i) Contract between the Company or any of its Subsidiaries, on the one hand, and any party other than the Company or any of its Subsidiaries, on the other hand or (ii) Contract pursuant to which the Company or any of its Subsidiaries is otherwise bound (other than a Contract solely by and among the Company and its Subsidiaries), pursuant to which real property is licensed, leased, or subleased by the Company or any of its Subsidiaries, as applicable, from another person.
“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Option Plan.
“Company Option Plan” means the Company’s Amended and Restated Stock Option Plan.
“Company Products” means all compounds and other chemical entities, including camlipixant, and all products that are being researched, tested or developed by or on behalf of the Company or any of its Subsidiaries.
“Comparable Companies” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Bloom Burton Fairness Opinion”.
“Competition Act” means the Competition Act (Canada) as now in effect and as it may be amended from time to time to the Effective Time.
“Competition Act Approval” means, with respect to the Transactions: (i) receipt by Parent of an advance ruling certificate from the Commissioner of Competition under subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that he or she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act, or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Parent of a No-Action Letter.
“Confidentiality Agreement” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Covenants of the Company Relating to the Arrangement”.
“Consideration” means $14.75 per Share in cash.
“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, as applicable, by-laws or other constating documents and all amendments to such articles or by-laws.
“Contract” means any legally binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or other legally binding commitment or undertaking of any nature inclusive of all amendments, supplements or modifications thereto (except, in each case, ordinary course of business purchase orders).
“Court” means the Québec Superior Court.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolution or variant thereof or any related or associated epidemic, pandemic, or disease outbreak.
“Davies” means Davies Ward Phillips & Vineberg LLP.
“DCF” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Bloom Burton Fairness Opinion”.
“Depositary” means Computershare Investor Services Inc. or such other person as the Company and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.
“Dissent Rights” means the rights of dissent with respect to all Shares held by such holders in connection with the Arrangement, as described in the Plan of Arrangement.
“Dissenting Holder” means a registered holder of Shares as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.
“DOJ” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Required Key Regulatory Approvals — HSR Act Approval”.
“Draft Arrangement Agreement” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Centerview Fairness Opinion”.
“DRS Advice” means a direct registration system advice or similar document evidencing the electronic registration of ownership of Shares.
“EBIT” has the meaning set forth in this Circular under “The Arrangement — Certain Financial Projections”.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date, or such other time as specified in writing by the Parent to the Company.
“Employee Plan” means each employment, consulting, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock options, phantom share, deferred unit or other equity-based compensation, salary continuation, change-in-control, retention, severance, termination, garden leave, pay in lieu, gross-up, pension, profit-sharing, savings, retirement, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, relocation, repatriation, clawback, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, funded or unfunded, insured or self-insured, registered or unregistered, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of ERISA, each multiemployer plan and any other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (including any funding instrument therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, (i) under which any Company Associate (or any dependent or beneficiary thereof) has any present or future right to compensation or benefits and (ii) that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or (iii) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, whether contingent or otherwise, other than any statutory plans administered by a Governmental Body, including the Canada Pension Plan and Québec Pension Plan and plans administered pursuant to applicable federal or provincial health, worker’s compensation or employment insurance legislation.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, preemptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.
“End Date” has the meaning set forth in this Circular under “The Arrangement Agreement — Termination of the Arrangement Agreement”.
“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.
“Exchange Act” means the U.S. Securities Exchange Act of 1934.
“Excluded Shares” has the meaning set forth in this Circular under “Summary — Fairness Opinions”.
“Exercise Price” means, in respect of a Company Option (a) that has an exercise price denominated in US$, such US$ denominated exercise price; or (b) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.
“Fairness Opinions” means the Bloom Burton Fairness Opinion and the Centerview Fairness Opinion.
“FDA” means the U.S. Food and Drug Administration.
“Final Order” means the final order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Parent, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Parent, each acting reasonably) on appeal.
“Forecasts” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Centerview Fairness Opinion”.
“Foreign Direct Investment Laws” means any Law that provides for review of the cross-border acquisition of any interest in or assets of a business or Entity (including for national security or defense reasons) under the jurisdiction of an applicable Governmental Body.

“forward-looking statements” has the meaning set forth in this Circular under “Management Information Circular — Forward-Looking Statements”.
“FTC” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Required Key Regulatory Approvals — HSR Act Approval”.
“Goodwin” means Goodwin Procter LLP.
“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, (ii) federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) any court, arbitrator, or other tribunal, or (v) any stock exchange, including Nasdaq, NYSE, LSE and TSX.
“Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”.
“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.
“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than the Company or any of its Subsidiaries), (ii) any obligation evidenced by notes, bonds, debentures, or similar Contracts to any person, (iii) any obligation in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (iv) any obligation to any person (other than the Company or any of its Subsidiaries) that grants a right to revenue and royalty payments from Company Products to such person, or (v) any guaranty of any such obligation described in clauses (i) through (iv) of any person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).
“Indemnified Persons” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Indemnification of Officers and Directors”.
“Indemnifying Parties” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Insurance and Indemnification”.
“Information” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Bloom Burton Fairness Opinion”.
“Initial Proposal” has the meaning set forth in this Circular under “The Arrangement — Background to the Arrangement”.
“Innisfree” means Innisfree M&A Incorporated.
“Intellectual Property Rights” means all rights in or to the following, anywhere in the world, whether registered or unregistered: (i) patents, patent applications and registrations, design patents, community designs and all other supra-national or national design rights, whether registered or unregistered, and other patent rights, including all divisions, continuations, continuations-in-part, renewals, reissues, extensions, certificates of reexamination, utility models and supplementary protection certificates, (ii) trademarks, service marks, brand names, certification marks, collective marks, logos, symbols, trade dress, assumed names, company names, fictitious names, trade names, and other indicia of origin, together with all goodwill associated therewith and symbolized thereby, (iii) trade secrets, proprietary or confidential information and know-how, including unpatented inventions, processes, procedures, techniques, schematics, algorithms, methods, formulae, drawings, blueprints, data, databases, data sets, compilations, prototypes, models (including data models), and designs (collectively, “Trade Secrets”), (iv) copyrights and published and unpublished works of authorship, (v) rights in software, data, and databases, (vi) domain names, and (vii) any other intellectual property, intangible property or proprietary rights of any kind, nature or description, together with all registrations, issuances, applications, renewals, extensions, restorations, and reversions thereof.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Company and Parent, each acting reasonably.
“Intermediary” means a broker, investment dealer, bank, trust company or other intermediary.
“Internal Data” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Centerview Fairness Opinion”.
“Internal Information” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Bloom Burton Fairness Opinion”.
“IRS” means the United States Internal Revenue Service, or any successor agency thereto.
“knowledge,” with respect to an Entity, means with respect to the matter in question the actual knowledge of the persons listed on Schedule 1.1.
“Law” means any federal, state, provincial, local, municipal, foreign, multinational, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX, LSE, NYSE or Nasdaq (including the NASDAQ Marketplace Rules as promulgated by Nasdaq, as amended).
“Legal Proceeding” means any action, suit, charge, demand, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, investigation or other proceeding commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Body, or any arbitrator or arbitration panel.
“Legal Restraint” has the meaning set forth in this Circular under “The Arrangement Agreement — Conditions to the Arrangement Becoming Effective — Mutual Conditions Precedent”.
“LSE” means the London Stock Exchange.
“Major Supplier” means (i) each supplier who was one (1) of the ten (10) largest suppliers of the Company and its Subsidiaries (taken as a whole) for each of 2021 and 2022, based on amounts paid or payable to such suppliers as of the date of the Arrangement Agreement and (ii) each supplier involved in the conduct of any clinical trials operated by the Company or any of its Subsidiaries.
“Management Projections” has the meaning set forth in this Circular under “The Arrangement — Certain Financial Projections”.
“Matching Period” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Right to Match”.
“Material Adverse Effect” has the meaning set forth in this Circular under “The Arrangement Agreement — Representations and Warranties”.
“Material Contract” means :
a)
any Company Contract that limits the freedom or right of the Company or any of its Subsidiaries (or that, following the Effective Time, would limit the right or the ability of the Parent or its Affiliates) to sell, distribute, produce or manufacture any Company Product or any other product, project or service, acquire or obtain any material products or services from any other person or to otherwise conduct it business, including by (A) materially limiting the freedom or right of the Company or its Subsidiaries (or following the Effective Time, the Parent or its Affiliates) to engage in any line of business or to compete with any other person in any location or line of business or (B) containing any “most favored nation” terms and conditions (including with respect to pricing) or exclusivity obligations or restrictions, granted by the Company or any of its Subsidiaries;

b)
any Company Contract (other than any Employee Plan) that, following the consummation of the Transactions would bind or purport to bind any Affiliate of the Company (other than the Company or any of its Subsidiaries) or apply to the assets or business thereof;

c)
any Company Contract (other than any Employee Plan) that requires by its terms or is reasonably likely to require, during the remaining term of such Company Contract, the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of a certain amount agreed among the Parties in the fiscal year ending December 31, 2023 or in any single fiscal year thereafter;

d)
any Company Contract pursuant to which the Company or any of its Subsidiaries is granted any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights, other than non-exclusive licenses entered into in the ordinary course of business (A) for non-customized, commercially available off-the-shelf software at a cost of no more than a certain amount agreed among the Parties or (B) granted pursuant to material transfer agreements, clinical trial agreements, non-disclosure agreements, services agreements or other agreements in which grants of rights to use Intellectual Property Rights are incidental to and not material to performance under such agreement;

e)
any Company Contract: (A) granting any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Company IP or any other Intellectual Property Rights that are material to the Company or any of its Subsidiaries (excluding any non-exclusive licenses granted in the ordinary course of business pursuant to material transfer agreements, clinical trial agreements, non-disclosure agreements, services agreements or other agreements in which grants of rights to use Intellectual Property Rights are incidental to and not material to performance under such agreement); or (B) that would purport, after the Effective Time, to grant any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights owned by or licensed to the Parent or its Subsidiaries;

f)
any Company Contract (A) that relates to any material Research Program (including the generation or collection of data from any material Research Program), or any research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing activities that are material to the business of the Company or any of its Subsidiaries as currently conducted or as contemplated to be conducted or (B) under which clinical, pre-clinical or non-clinical data is or may be generated, for use in connection with or relating to any Company Product or Research Program;

g)
any Company Contract (other than any Employee Plan) relating to Indebtedness in excess of a certain amount agreed among the Parties (whether incurred, assumed, guaranteed, or secured by any asset) of the Company or any of its Subsidiaries;

h)
any Company Contract (A) constituting or providing for the formation, creation, operation, management or control of a joint venture, partnership, limited liability company, strategic alliance, or similar arrangement that includes the sharing of profits and losses with another person or (B) pursuant to which the Company has made or is obligated to make a material investment in any person or project;

i)
any Company Contract requiring the Company to perform or conduct research, clinical trials or development for the benefit of any person other than the Company;

j)
any material Company Contract that is a supply or manufacturing Contract;

k)
any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company, or prohibits the issuance of any guaranty by the Company;

l)
any Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company pursuant to the Securities Laws;

m)
any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of the Shares or, to the knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than (A) offer letters that do not contain contractual severance obligations and (B) Company Contracts pursuant to Company Equity Awards);

n)
any Company Contract relating to a related party Transaction of the Company (other than (A) offer letters that do not contain contractual severance obligations and (B) Company Contracts pursuant to Company Equity Awards);

o)
any Company Contract for the license, lease, or sublease of any material real property;

p)
any Company Contract that relates to the acquisition or disposition by the Company or any its Subsidiaries, involving consideration in excess of a certain amount agreed among the Parties, of any person or other business organization, division, or business of any person (whether by merger or consolidation, by the purchase of a controlling equity interest in or substantially all of the assets of such person, or by any other manner);

q)
any Company Contract that relates to the acquisition or disposition of (a) Intellectual Property Rights relating to any Company Product or the research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing thereof or (b) other Intellectual Property Rights material to the Company or any of its Subsidiaries;

r)
any Company Contract with an academic institution, research center or Governmental Body that (A) relates to (or is reasonably likely to involve) the development or creation of any Intellectual Property Rights or (B) grants any academic institution, research center or Governmental Body any right or option with respect to any Intellectual Property Rights;

s)
any Company Contract that constitutes a Collective Bargaining Agreement;

t)
any Company Contract pursuant to which the Company or any of its Subsidiaries (A) has continuing guarantee, “earn-out,” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (x) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (y) payment of royalties or other amounts calculated based upon any revenue or income of the Company, or (B) grants to any person any right of first refusal, right of first negotiation, option to purchase, option to exclusively license, or any other similar rights with respect to any product or service of the Company or any Intellectual Property Rights;

u)
any Company Contract since January 1, 2020, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other person that would be material to the business of the Company and its Subsidiaries, taken as a whole, other than any such Company Contracts entered into in the ordinary course of business;

v)
any settlement, conciliation or similar agreement (A) pursuant to which the Company or any of its Subsidiaries is obligated after January 1, 2020 to pay consideration in excess of a certain amount agreed among the Parties or (B) that would otherwise materially limit the operation of the Company and its Subsidiaries, taken as a whole, as currently operated; and

w)
any hedging, swap, derivative, or similar Company Contract.

“Meeting” means the special meeting of the Shareholders to be held on June 16, 2023, at 11:30 a.m. (Montréal time), including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.
“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.
“Nasdaq” means Nasdaq Global Select Market.

“Net Cash” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Bloom Burton Fairness Opinion”.
“No-Action Letter” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Required Key Regulatory Approvals — Competition Act Approval”.
“Non-Objecting Beneficial Owner” has the meaning set forth in this Circular under “Questions and Answers about the Meeting and the Arrangement”.
“Non-Resident Holder” means a Holder who, at all relevant times, is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty and does not use or hold Shares in connection with carrying on a business in Canada.
“Non-Resident Dissenting Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Non-Resident Dissenting Holders”.
“Notice of Meeting” means the notice of special meeting of Shareholders.
“Notifiable Transaction” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Required Key Regulatory Approvals — Competition Act Approval”.
“Notifications” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Required Key Regulatory Approvals — Competition Act Approval”.
“NYSE” means the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext, or any successor thereto.
“Objecting Beneficial Owner” has the meaning set forth in this Circular under “Questions and Answers about the Meeting and the Arrangement”.
“ordinary course of business” means the ordinary course of business consistent with past practice.
“Parent” means GSK plc.
“Parent Material Adverse Effect” means an event, change, occurrence, or development that would prevent, materially delay, or materially impair the ability of Parent or Purchaser to perform its obligations under the Arrangement Agreement or to consummate the Transactions.
“Parties” means Parent, Purchaser, and the Company, and a reference to a “Party” means any one of them.
“pedigreed QEF” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders”.
“Permitted Encumbrance” means (i) any Encumbrance for Taxes that is either (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of the Company to the extent required by IFRS, (ii) any Encumbrance representing the right of any customer, supplier, or subcontractor in the ordinary course of business under the terms of any Contract to which the relevant party is a party or under general principles of commercial or government contract law (including mechanic’s, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’, and similar liens granted or which arise in the ordinary course of business), (iii) in the case of any Contract, any Encumbrance that is a restriction against the transfer or assignment thereof and is included in the terms of such Contract, (iv) any Encumbrance for which appropriate reserves have been established in the consolidated financial statements of the Company, (v) any non-exclusive license of or with respect to Intellectual Property Rights granted by the Company or any of its Subsidiaries, (vi) any defect, imperfection of title (other than with respect to any material Company IP), or other Encumbrance not, individually or in the aggregate, materially impairing the value of the assets subject thereto or otherwise materially interfering with the conduct of the business of the Company and its Subsidiaries in the ordinary course, and (vii) in the case of real property, any Encumbrance that is an easement, right-of-way, encroachment, restriction, condition, or other similar Encumbrance incurred or suffered in the ordinary course of business and that, individually or in the aggregate, does not and would not materially impair the use (or contemplated use), utility, or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building, and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.
“person” means any individual, Entity, or Governmental Body.
“PFIC” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status”.
“PJT” means PJT Partners, Inc.
“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix C of this Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.
“Precedent Transactions” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Bloom Burton Fairness Opinion”.
“Pre-Closing Period” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Conduct of Business of the Company”.
“Pre-Closing Restructuring” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders — U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders that have Made a QEF Election”.
“Preliminary Projections” has the meaning set forth in this Circular under “The Arrangement — Background to the Arrangement”.
“Product” means camlipixant, also known as BLU-5937.
“Proposed Amendments” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations”
“Purchaser” means 14934792 Canada Inc.
“QEF” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status”.
“RCC” has the meaning set forth in this Circular under “Summary — Arrangement Agreement”.
“Record Date” means May 15, 2023.
“Regulatory Authority” means any Governmental Body (including the European Medicines Agency and Health Canada) that performs functions similar to those performed by the FDA or otherwise has jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacturing, storage, marketing, promotion, sale, commercialization, shipment, import, export, sale or distribution of pharmaceutical products, biological products, or any product that the Company or any of its Subsidiaries manufactures or is developing.
“Regulatory Authorizations” means all material approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents (including all investigational new drug applications (as defined in 21 C.F.R. § 312.20 et seq., establishment registrations (as defined in 21 C.F.R. § 207), and product listings (as defined in 21 C.F.R. § 207), all supplements or amendments thereto, and all comparable approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents provided for in other applicable Laws)
“Representatives” means officers, directors, partners, members, employees, managers, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors, and other representatives.
“Requisite Regulatory Approval” has the meaning set forth in this Circular under “The Arrangement Agreement — Conditions to the Arrangement Becoming Effective — Mutual Conditions Precedent”.

“Required Shareholder Approval” has the meaning set forth in this Circular under “The Arrangement — Required Shareholder Approval”.
“Research Programs” means all research and development programs, pre-clinical and clinical trials, pre-clinical and clinical studies and the results therefrom.
“Resident Dissenting Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Dissenting Holders”.
“Resident Holder” has the meaning set forth in this Circular under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”.
“Sanctions” means all Laws and orders relating to economic or trade sanctions administered or enforced by the United States (including by OFAC, the U.S. Department of State and the U.S. Department of Commerce), Global Affairs Canada and the Royal Canadian Mounted Police or other relevant sanctions authority in Canada), the European Union, His Majesty’s Treasury, the United Nations Security Council, or any other relevant Governmental Body.
“SEC” means the United States Securities and Exchange Commission.
“Securities Authorities” means the AMF, the SEC, and any other applicable securities commissions or securities regulatory authority in Canada or the United States, including, Nasdaq and TSX.
“Securities Laws” means the Securities Act (Québec), the United States Securities Act of 1933, the Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and published policies of the Nasdaq and TSX Exchanges.
“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the AMF.
“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.
“Shares” means the common shares in the capital of the Company.
“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP.
“Subco” means Bellus Health Cough Inc., a corporation existing under the laws of Canada.
“Subject Securities” has the meaning set forth in this Circular under “The Arrangement — Support and Voting Agreements”.
“Subsidiary” means, with respect to a person, any other person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, (ii) a general partner interest, or (iii) a managing member interest, in each case, is directly or indirectly owned or controlled by such person or by one (1) or more of its respective Subsidiaries.
“Superior Proposal” means a bona fide written Acquisition Proposal made by a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 — Take-Over Bids and Issuer Bids) to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis that (i) did not result from a breach of Article V or any other provision of the Arrangement Agreement, (ii) complies with applicable Securities Laws and (iii) the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms and conditions, and, taking into account all legal, regulatory, and financing aspects (including certainty of closing) of the Acquisition Proposal and the identity of the Person or group of Persons making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, if consummated in accordance with its terms, would result in a transaction which is more favorable, from a financial point of view, to Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Parent pursuant to Section 5.4(b) of the Arrangement Agreement).

“Superior Proposal Notice” has the meaning set forth in this Circular under “The Arrangement Agreement — Covenants — Acquisition Proposals”.
“Supplementary Information Request” has the meaning set forth in this Circular under “The Arrangement — Regulatory Matters — Required Key Regulatory Approvals — Competition Act Approval”.
“Supporting Shareholders” has the meaning set forth in this Circular under “The Arrangement — Support and Voting Agreements”.
“Tax” means any tax or similar charge of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance or government pension plan premiums or contributions and including any liability relating to any deemed overpayment of Taxes under Section 125.7 of the Tax Act or other amount received in respect of any COVID-19 measure), including any installment of Taxes, interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.
“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, designation, certificate, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax (including any documents filed, or required to be kept in file, under Section 125.7 of the Tax Act).
“Terminating Party” has the meaning set forth in this Circular under “The Arrangement Agreement — Mutual Covenants of the Parties to the Arrangement”.
“Termination Fee” has the meaning set forth in this Circular under “The Arrangement Agreement — Termination Fee”.
“Termination Fee Event” has the meaning set forth in this Circular under “The Arrangement Agreement — Termination Fee”.
“Termination Notice” has the meaning set forth in this Circular under “The Arrangement Agreement — Mutual Covenants of the Parties to the Arrangement”.
“Transaction Committee” has the meaning set forth in this Circular under “The Arrangement — Background to the Arrangement”.
“Transactions” means the Arrangement and the other transactions contemplated by the Arrangement Agreement, the Plan of Arrangement and the Articles of Arrangement.
“Transaction Value” has the meaning set forth in this Circular under “The Arrangement — Fairness Opinions — Bloom Burton Fairness Opinion”.
“Transfer” has the meaning set forth in this Circular under “The Arrangement — Support and Voting Agreements”
“Transfer Agent” means Computershare Investor Services Inc.
“TSX” means the Toronto Stock Exchange.
“U.S. Holders” has the meaning set forth in this Circular under “Certain U.S. Federal Income Tax Considerations”.

“Willful Breach” means any material breach of any covenant or agreement set forth in the Arrangement Agreement prior to the date of its termination that is a consequence of any act, or failure to act, undertaken by the Breaching Party with the knowledge that the taking of such act, or failure to act, would, or would reasonably be likely to, result in such breach. Notwithstanding anything in the foregoing definition to the contrary, such term shall include the failure to consummate the Closing when required to do so by the Arrangement Agreement.

APPENDIX B
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
1.
The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of BELLUS Health Inc. (the “Company”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Company, 14934792 Canada Inc. and GSK plc dated April 17, 2023, all as more particularly described and set forth in the management information circular of the Company dated May 16, 2023 (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms), and all transactions contemplated thereby are hereby authorized, approved and adopted.

2.
The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix C to the Circular, is hereby authorized, approved and adopted.

3.
The (i) Arrangement Agreement and related transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, and (iv) the Company’s application for an interim order from the Québec Superior Court (the “Court”) are hereby confirmed, ratified, authorized and approved.

4.
The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

5.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the Shareholders: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents or instruments.

7.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

APPENDIX C
PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1.
Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
“Affected Securities” means, collectively, the Shares and the Company Equity Awards.
“Affected Securityholders” means, collectively, the Company’s shareholders and the holders of any Company Equity Award.
“Aggregate Arrangement Consideration” means an aggregate amount of cash in U.S. dollars equal to (i) the number of Shares that are outstanding (excluding Shares in respect of which Dissent Rights have been validly exercised) immediately prior to the Effective Time, multiplied by (ii) the Arrangement Consideration.
“Amalco” has the meaning set forth in Section 2.3(1) hereof.
“Amalgamation” has the meaning set forth in Section 2.3(1) hereof.
“Arrangement” means an arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.
“Arrangement Agreement” means the arrangement agreement made as of April 17, 2023 among the Company, the Purchaser and Parent, including all schedules annexed thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.
“Arrangement Consideration” means US$14.75 per Share in cash.
“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement.
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.
“Business Day” means a day except (i) a Saturday, a Sunday, or any other day on which (a) commercial banks in Montreal, Québec are authorized or required by Laws to be closed or (b) banks are required or authorized by Law to be closed in the City of London, United Kingdom, and (ii) the period from December 24 to January 2.
“CBCA” means the Canada Business Corporations Act.
“CBCA Director” means the director appointed pursuant to section 260 of the CBCA.
“Certificate of Arrangement” means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Code” means the Internal Revenue Code of 1986.
“Company” means Bellus Health Inc. and, after the occurrence of the amalgamation contemplated in Section 2.3(1), references to “Company” shall be to Amalco.
“Company Deferred Share Unit” means a deferred share unit granted by the Company pursuant to the Company Deferred Share Unit Plan.
“Company Deferred Share Unit Plan” means the Company’s Deferred Share Unit Plan for Designated Members of the Boards, and Designated Employees of Bellus Health Inc. and its Affiliates.
“Company Equity Awards” means the Company Options and the Company Deferred Share Units.
“Company Equity Plans” means the Company Deferred Share Unit Plan and the Company Option Plan.
“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.
“Company Option” means an option to purchase Shares granted pursuant to the Company Option Plan.
“Company Option Plan” means the Company’s Amended and Restated Stock Option Plan.
“Court” means the Québec Superior Court.
“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.
“Dissent Rights” has the meaning set forth in Section 3.1 hereof.
“Dissenting Holder” means a registered holder of Shares as of the record date of the Company Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date, or such other time as specified in writing by the Parent to the Company.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, preemptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.
“Exercise Price” means, in respect of a Company Option (a) that has an exercise price denominated in US$, such US$ denominated exercise price; or (b) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.
“Final Order” means the final order of the Court in a form acceptable to the Company and Parent, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Parent, each acting reasonably) on appeal.
“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, (ii) federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) any court, arbitrator, or other tribunal, or (v) any stock exchange, including Nasdaq, NYSE, LSE and TSX.
“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of Company and Parent, each acting reasonably.
“Law” means any federal, state, provincial, local, municipal, foreign, multinational, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX, LSE, NYSE or Nasdaq (including the NASDAQ Marketplace Rules as promulgated by Nasdaq, as amended).
“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.
“Parties” means Parent, Purchaser, and the Company.
“Person” means any individual, Entity, or Governmental Body.
“Plan of Arrangement” means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement and Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.
“Parent” means GSK plc, a public limited company formed under the laws of England and Wales.
“Shares” means the common shares in the capital of the Company.
“Shareholders” means the registered and/or beneficial holders of the Shares, as the context requires.
“Subco” means Bellus Health Cough Inc., a corporation existing under the laws of Canada.
“Tax” means any tax or similar charge of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance or government pension plan premiums or contributions and including any liability relating to any deemed overpayment of Taxes under Section 125.7 of the Tax Act or other amount received in respect of any COVID-19 measure), including any installment of Taxes, interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.
“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.
“US Equivalent” means, in respect of Company Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the Effective Date.
1.2.
Certain Rules of Interpretation.   In this Plan of Arrangement unless otherwise specified:

(1)
Headings, etc.   The bold-faced headings in this Plan of Arrangement are for convenience of reference only, shall not be deemed to be a part of this Plan of Arrangement, and shall not be referred to in connection with the construction or interpretation of this Plan of Arrangement.

(2)
Currency.   All references to dollars or to $ are references to U.S. dollars, unless specified otherwise. For greater certainty, the Arrangement Consideration is expressed in U.S. dollars and is not subject to any currency conversion pursuant to the foregoing.

(3)
Gender and Number.   For purposes of this Plan of Arrangement, whenever the context requires: the singular number shall include the plural, and vice versa; and one gender shall include all other genders.

(4)
Certain Phrases, etc.   As used in this Plan of Arrangement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)
Statutory and Agreement References.   Any reference to (i) any Contract (including the Arrangement Agreement) are to the Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of the Arrangement Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented, or replaced from time to time (and, in the case of statutes, include any rule and regulation promulgated under such statute) and references to any section of any applicable Law includes any successor to such section.

(6)
Computation of Time.   A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)
Time References.   References to time herein or in any Letter of Transmittal are to local time, Montreal, Québec.

ARTICLE 2
THE ARRANGEMENT
2.1.
Arrangement Agreement.

This Plan of Arrangement is made pursuant to the Arrangement Agreement, constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
2.2.
Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Parent, the Company, all registered and beneficial owners of Shares (including Dissenting Holders) and Company Equity Awards, the register and transfer agent of the Company, the Depositary and all other applicable Persons, at and after, the Effective Time without any further act or formality required on the part of any Person. The Certificate of Arrangement shall be conclusive evidence that this Plan of Arrangement has become effective and that each of the provisions of Section 2.3 has become effective in the sequence set out therein.
2.3.
Arrangement.

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five-minute intervals starting at the Effective Time:
(1)
The Company and Subco shall amalgamate (the “Amalgamation”) to form one corporation (“Amalco”) with the same effect as if they had amalgamated pursuant to Section 181 and Section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall, after thereafter continue as one corporation in accordance with the following:

(a)
Name:   The name of Amalco shall be Bellus Health Inc.

(b)
Registered office:   The registered office of Amalco shall be the registered office of the Company immediately prior to the Amalgamation.

(c)
Restrictions on Business:   None.

(d)
Articles:   The Articles of Arrangement are deemed to be the articles of amalgamation of Amalco and the Certificate of Arrangement is deemed to be the certificate of amalgamation of Amalco.

(e)
Restrictions on Transfer:   None.

(f)
Number of Directors:   Amalco shall have a minimum of one director and a maximum of 15 directors, until changed in accordance with the CBCA.

(g)
First Directors:   The directors of Amalco will be the same as the directors of the Company immediately prior to the Amalgamation.

(h)
Appointment of Additional Directors:   The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(i)
Share Capital:   The share provisions and authorized share capital of Amalco shall be the same as the share provisions and authorized share capital of the Company immediately prior to the Amalgamation.

(j)
Shares and Company Equity Awards:   All shares of Subco shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalco in connection with the Amalgamation and all Shares and Company Equity Awards of the Company existing prior to the Amalgamation shall be unaffected and shall continue as Shares or Company Equity Awards of Amalco, as applicable

(k)
Stated Capital:   The stated capital account of the Shares will be equal to the stated capital account in respect of the Shares of the Company immediately prior to the Amalgamation.

(l)
By-Laws:   The by-laws of Amalco shall be the same as those of the Company implemented immediately prior to the Amalgamation.

(m)
Effect of Amalgamation:   The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(i)
the property of each the Company and Subco continues to be the property of Amalco;

(ii)
Amalco continues to be liable for the obligations of each the Company and Subco;

(iii)
an existing cause of action, claim or liability to prosecution against the Company or Subco is unaffected;

(iv)
a civil, criminal or administrative action or proceeding pending by or against the Company or Subco may be continued to be prosecuted by or against Amalco; and

(v)
a conviction against, or ruling, order or judgment in favour of or against, the Company or Subco may be enforced by or against Amalco.

(2)
each Company Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Option Plan and any and all award or similar agreements relating to the Company Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the excess, if any, of the Arrangement Consideration over the Exercise Price of such Company Option, less any applicable withholdings pursuant to Section 4.3, and such Company Option shall be immediately cancelled. For greater certainty, if the Exercise Price of any Company Option is equal to or greater than the Arrangement Consideration, such Company Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof;
(3)
each Company Deferred Share Unit, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Deferred Share Unit Plan and any and all award or similar agreements relating to the Company Deferred Share Unit and without any further action by or on behalf of a holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the Arrangement Consideration, less any withholdings pursuant to Section 4.3, and such Company Deferred Share Unit shall be immediately cancelled;

(4)
(a) each holder of Company Equity Awards shall cease to be the holder of such Company Equity Awards and to have any rights as holder of Company Equity Awards other than the right to receive the consideration to which they are entitled pursuant to 2.3(2) and/or Section 2.3(3), as applicable, at the time and in the manner specified in 2.3(2), Section 2.3(3) and Section 4.1, as applicable, (b) such holder’s name shall be removed from each applicable register; (c) the Company Equity Plan and any and all award or similar agreements relating to the Company Equity Awards shall be terminated and shall be of no further force and effect;

(5)
each of the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Purchaser, and:

(a)
such Dissenting Holders shall cease to be the holders of such Shares and to have any rights as holder of Shares other than the right to be paid fair value by Purchaser for such Shares as set out in Section 3.1;

(b)
such Dissenting Holders’ names shall be removed from the registers of Shareholders maintained by or on behalf of the Company; and

(c)
Purchaser shall be deemed to be the transferee of such Shares free and clear of all Encumbrances, and shall be entered in the register of Shares maintained by or on behalf of the Company and shall be deemed to be the legal and beneficial owner thereof; and

(6)
each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder who has validly exercised such holder’s Dissent Rights shall, without any further action by or on behalf of a holder of Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Arrangement Consideration, and:

(a)
the holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid the Arrangement Consideration per Share in accordance with this Plan of Arrangement less any withholdings pursuant to Section 4.3;

(b)
such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(c)
Purchaser shall be deemed to be the transferee of such Shares (free and clear of all Encumbrances) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

2.4.
Rounding of Cash Consideration.

If the aggregate cash amount a holder of Shares is entitled to receive under the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such holder of Shares shall be entitled to receive shall be rounded down to the nearest whole $0.01.

2.5.
Interest.

Under no circumstances shall interest accrue or be paid by any Person to Shareholders, holders of Company Equity Awards or other Persons pursuant to this Plan of Arrangement in respect of Shares or Company Equity Awards, regardless of any delay in making any payment contemplated hereunder.
2.6.
Adjustment to Arrangement Consideration.

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Shares prior to the Effective Time, then the Arrangement Consideration shall be reduced by the amount of such dividends or distributions, as applicable, on a dollar-for-dollar basis to provide to the Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to the Parent and its respective Subsidiaries, taking into account any reduction in cash or other assets of the Company or its Company Subsidiaries as a result thereof, is the same, in each case as contemplated by this Plan of Arrangement and the Arrangement Agreement prior to such action, and the Arrangement Consideration as so adjusted, from and after the date of such event, shall be the Arrangement Consideration for all purposes of this Plan of Arrangement; provided, that nothing in this Section 2.6 shall, or shall be construed to, permit the Company to take any action that is restricted by any other provision of this Plan of Arrangement or the Arrangement Agreement.
ARTICLE 3
RIGHT OF DISSENT
3.1.
Rights of Dissent.

Registered Shareholders as of the record date of the Company Meeting may exercise dissent rights with respect to all Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Montreal time) two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them to Purchaser free and clear of all Encumbrances, as provided in Section 2.3(5) and if they:
(1)
ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(5)); (ii) will be entitled to be paid the fair value of such Shares, less any applicable withholdings, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(2)
ultimately are not entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same basis as non-Dissenting Holders.

3.2.
Recognition of Dissenting Holders.

(1)
In no circumstances shall Parent or the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights; (b) has voted or instructed a proxyholder to vote such Shares against the Arrangement Resolution; and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)
For greater certainty, in no case shall Parent or the Company or any other Person be required to recognize Dissenting Holders as Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(5), and the names of such Dissenting Holders shall be removed from the registers of Shareholders at the same time as the event described in Section 2.3(5) occurs.
(3)
In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Equity Awards; and (ii) Shareholders that have failed to vote or to instruct a proxyholder to vote all the voting rights carried by the Shares held by such Shareholders against the Arrangement Resolution.

(4)
Holders of Shares who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to the Arrangement Consideration for all Shares held, less any applicable withholdings pursuant to Section 4.3.

ARTICLE 4
CERTIFICATES AND PAYMENTS
4.1.
Payment of Consideration.

(1)
Prior to the filing of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited for the benefit of Shareholders (other than Dissenting Holders) sufficient funds to satisfy the Aggregate Arrangement Consideration payable to Shareholders as required by this Plan of Arrangement, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders.

(2)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(6), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Arrangement Consideration which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)
As soon as practicable after the Effective Time (and in any event, no later than ten (10) days thereafter), the Company shall process the cash payments described in Section 2.3(2) and Section 2.3(3) through the Company’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of a Company Option or a Company Deferred Share Unit as reflected on the register maintained by or on behalf of the Company in respect of Company Options and of Company Deferred Share Units, representing the amount, if any, which such holder of Company Options, or Company Deferred Share Units, as applicable, has the right to receive under this Plan of Arrangement for such Company Options and Company Deferred Share Units, as applicable, less any amount withheld pursuant to Section 4.3. Notwithstanding that amounts under this Plan of Arrangement are payable in U.S. dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the Effective Date.

(4)
Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Arrangement Consideration which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, Parent or Purchaser. On such date, all Arrangement Consideration to which such former holder was entitled shall be deemed to have been surrendered to Purchaser, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

(5)
Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company or any of its Subsidiaries, as applicable) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Affected Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

(6)
No holder of Affected Securities shall be entitled to receive any Arrangement Consideration with respect to Shares or cash payment with respect to the Company Equity Awards other than the Arrangement Consideration or the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3.

4.2.
Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one (1) or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Shareholders maintained by or on behalf of the Company, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash payment to which such holder is entitled to receive for such Shares under this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Parent and the Depositary, if requested (each acting reasonably) in such sum as Parent may direct (acting reasonably), or otherwise indemnify Parent, the Purchaser and the Company in a manner satisfactory to Parent and the Company, each acting reasonably, against any claim that may be made against Parent, the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.
4.3.
Withholding Rights.

Parent, Purchaser, the Company, Subco and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 3.1), such amounts as Parent, Purchaser, the Company, Subco or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any applicable Laws in respect of Taxes (including, but not limited to, the Tax Act and the Code). Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Body.
4.4.
No Encumbrances.

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.
4.5.
Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Affected Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Affected Securityholders (registered or beneficial), the Company, Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Affected Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.
ARTICLE 5
AMENDMENTS
5.1.
Amendments to Plan of Arrangement.

(1)
The Company and Parent may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and Parent, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Shareholders if and as required by the Court.

(2)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or Parent at any time prior to the Company Meeting (provided that the Company or Parent, as applicable, shall have consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Parent (in each case, acting reasonably), and (ii) if and as required by the Court, after communication to the Shareholders.

(4)
Notwithstanding anything to the contrary contained herein, any amendment, modification or supplement to this Plan of Arrangement may be made by the written consent of each of the Company and Parent at any time and from time to time without the approval of or communication to the Court or the Shareholders, provided that each such amendment, modification and/or supplement concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Shareholders.

5.2.
Termination.

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
ARTICLE 6
FURTHER ASSURANCES
6.1.
Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX D
CENTERVIEW FAIRNESS OPINION
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
April 17, 2023
The Board of Directors
Bellus Health Inc.
275 Armand-Frappier Blvd.
Laval, Québec, H7V 4A7, Canada
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common shares (the “Shares”) (other than the Excluded Shares, as defined below), of Bellus Health Inc., a corporation existing under the Canada Business Corporations Act (the “Company”), of the $14.75 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Arrangement Agreement proposed to be entered into (the “Agreement”) by and among GlaxoSmithKline plc, a public limited company formed under the laws of England and Wales (“Parent”), 14934792 Canada Inc., a corporation existing under the Canada Business Corporations Act and a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides that, among other things, Purchaser will acquire all of the issued and outstanding shares of the Company by way of a plan of arrangement governed by section 192 of the Canada Business Corporations Act (the “Arrangement” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which holders of Shares (other than any Shares (i) held by the Company, (ii) owned by Parent or any of its subsidiaries (including Purchaser) in each case as of immediately prior to the effective time of the Arrangement, or (iii) held by Dissenting Holders (as defined in the Agreement) (the Shares referred to in clauses (i), and (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will receive $14.75 per Share in cash, without interest, (the $14.75 per Share consideration to be paid in the Transaction, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement and will be more fully described in the notice of special meeting of the shareholders and management information circular to be mailed to holders of Shares in connection with the Transaction. All dollar amounts herein are expressed in United States dollars unless stated otherwise.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 17, 2023 (the “Draft Agreement”); (ii) Annual Reports on Form 40-F of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (iii) certain interim reports to shareholders on Form 6-K of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its shareholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any shareholder of the Company or any other person as to how such shareholder or other person should vote with respect to the Arrangement or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
(signed) “Centerview Partners LLC”

APPENDIX E
BLOOM BURTON FAIRNESS OPINION
Bloom Burton Securities Inc. | April 17, 2023
The Board of Directors of BELLUS Health Inc.
275 Armand-Frappier Blvd.
Laval, Quebec H7V 4A7
Canada
To the Members of the Board of Directors:
Bloom Burton Securities Inc. (“Bloom Burton”, “we”, “our” or “us”) understands that BELLUS Health Inc. (“Bellus”, “you” or the “Company”) proposes to enter into an arrangement agreement (the “Arrangement Agreement”) with GlaxoSmithKline plc (the “Parent”). The Arrangement Agreement outlines the proposed acquisition whereby the Parent, indirectly through its wholly owned subsidiary 14934792 Canada Inc. (the “Purchaser”), will acquire all of the common shares of Bellus (the “Common Shares”), for consideration of US$14.75 per Common Share (the “Consideration). Bloom Burton further understands that the contemplated transaction (the “Transaction”) will be effected by way of a statutory plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act. The complete terms and conditions of the Transaction will be more fully described in an information circular (the “Circular”) to be mailed to the holders of Common Shares (“Shareholders”) in connection with a special meeting of Shareholders (the “Company Meeting”) to be held to consider and, if deemed advisable, approve, among other things, the Transaction.
Bloom Burton understands that the Transaction is subject to certain conditions, including, among other things, the approval of (i) at least 66 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Company Meeting voting together as a single class, (ii) if, and to the extent, required, a majority of the votes cast by the Shareholders present in person or represented by proxy at the Company Meeting voting together as a single class, excluding for this purpose votes attached to Common Shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61- 101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and (iii) approval of the Québec Superior Court.
You have requested we prepare and deliver our written opinion (the “Opinion) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Transaction.
All dollar ($) amount references in the Opinion are expressing U.S. dollars unless otherwise stated.

Engagement of Bloom Burton Securities Inc.
By letter agreement dated April 13, 2023 (the “Engagement Letter”), the Company retained Bloom Burton to deliver the Opinion to the Board of Directors. Bloom Burton was initially contacted in connection with the proposed Transaction on April 6, 2023. The Engagement Letter provides that Bloom Burton is to be paid a fixed fee plus applicable taxes upon delivery of the Opinion as well as reimbursement of all reasonable out-of-pocket expenses incurred in connection with the rendering of the Opinion. The fees payable to Bloom Burton in connection with the preparation and delivery of the Opinion are not dependent in any way on the conclusions of the Opinion or the completion of the Transaction. The Company has agreed to indemnify Bloom Burton from and against certain liabilities arising out of the performance of professional services rendered by Bloom Burton and our personnel under the Engagement Letter. Bloom Burton has not been engaged to review any legal, tax or accounting aspects involving the Company or the Transaction. However, Bloom Burton has performed research, financial analyses and testing of assumptions that we considered to be appropriate and necessary in the circumstances to support the conclusions reached in the Opinion. The Opinion is provided to the Board of Directors in an impartial and objective fashion to assist the members in discharging their fiduciary responsibilities as directors of the Company. Bloom Burton has received no instructions from the Company or other parties in connection with the conclusions reached in the Opinion.
This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the New Self-Regulatory Organization of Canada (“New SRO”) but New SRO has not been involved in the preparation or review of this Opinion.
Relationship with Interested Parties
Neither Bloom Burton nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, the Parent, or any of their respective associates or affiliates, including the Purchaser (the “Interested Parties”).
During the 24 months prior to the date on which Bloom Burton was initially contacted by the Company regarding our potential engagement in connection to the Transaction, we have provided ordinary course advisory and investment banking services to the Company. Specifically (i) in December 2021 Bloom Burton acted as a co-manager in the banking syndicate for the Company’s public offering of Common Shares and (ii) on an ongoing consulting arrangement basis, with a fixed monthly retainer fee, Bloom Burton acts as an advisor in connection with the review, from time to time, of pre-clinical development programs and potential therapeutic indications. No other agreements or commitments exist between Bloom Burton and the Interested Parties with respect to any future business dealings other than those that may arise from our engagement. Bloom Burton does not own any securities of the Company.
Bloom Burton may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for any of the Interested Parties. Additionally, in the ordinary course of its business, Bloom Burton may have other normal course financial dealings with one or more of the Interested Parties or actively trade shares and other securities of one or more of the Interested Parties for its own account and for its client accounts, and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Bloom Burton conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to any of the Interested Parties or the Transaction.
Credentials of Bloom Burton
Bloom Burton is an investment banking firm specializing in the life science and healthcare industries. Founded in 2009 in Toronto, Ontario, Bloom Burton is a member of New SRO and the Canadian Investor Protection Fund (CIPF). We offer our clients investment banking services including corporate finance and mergers and acquisitions advisory services. Our client types include public and privately held life science or healthcare companies seeking corporate finance or commercialization advice and institutional investors. Bloom Burton is Canada’s most active healthcare-focused investment bank and is unique among its Canadian investment banking peers in that, in addition to our capital markets and corporate finance professionals, Bloom Burton also has a dedicated scientific due diligence team that employs full-time professionals with advanced, graduate level degrees and expertise in the scientific, medical, regulatory, commercial, and intellectual property, among other aspects, of life science and healthcare companies. The Opinion expressed herein is the opinion of Bloom Burton and its form and content have been reviewed and approved by senior investment banking professionals of Bloom Burton, who did not participate in the preparation of the Opinion, and who are experienced in capital raising, mergers and acquisitions, valuation analysis and fairness opinions for development stage biopharmaceutical companies.
Scope of Review
In connection with rendering the Opinion, Bloom Burton has reviewed and analyzed and, where we deemed appropriate, has relied upon, among other things, the following:
i.
a draft of the Arrangement Agreement, together with a draft plan of arrangement in respect of the Transaction;

ii.
the Company’s annual information form for the year ended December 31, 2022;

iii.
the Company’s audited annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022;

iv.
the Company’s corporate and investor presentations;

v.
certain internally prepared information relating to the Company, its operations, business plans and prospects of the Company (the “Internal Information”), including a long-term financial forecast (the “Management Forecast”);

vi.
publicly available information relating to other selected transactions and companies that we considered relevant, including recent and historical trading statistics, select financial information and metrics on comparable transactions;

vii.
the state of the broader capital markets and selected industry groupings;

viii.
corporate news releases, material change reports and other public company disclosures filed by the Company for the period from January 1, 2023 to the date hereof;

ix.
discussions with the Company regarding the Internal Information;

x.
discussion with legal counsel to the Company, with respect to various legal matters relating to the Company, the Transaction and other related matters; and

xi.
other information, including but not limited to such other financial studies and analyses or qualitative matters, as we deemed appropriate in rendering the Opinion.

Bloom Burton has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by Bloom Burton. Bloom Burton did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of, and relied upon, all financial information, projections or other information provided by the Company without attempting to independently verify the accuracy or completeness of such information.
Prior Valuations and Offers
The Company has represented to Bloom Burton that there have been no prior valuations or bona fide prior offers, as defined in MI 61-101, for the Company that are otherwise relevant to the Transaction.
Assumptions and Limitations
The Opinion is subject to the assumptions, qualifications, and limitations set forth below.
We have relied upon the completeness, accuracy and fair presentation of all financial information, agreements and contracts, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company and any directors, officers, associates, affiliates, consultants, advisors and representatives of the Company or otherwise obtained pursuant to our engagement relating to the Company and its associates and affiliates (collectively, the “Information”). Senior officers of the Company have represented to Bloom Burton, in a certificate, dated April 13, 2023, that all the Information provided by or on behalf of the Company is true and correct in all material aspects and contains no untrue statement of a material fact concerning the Company or the Transaction, and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of our professional judgment, Bloom Burton has not been requested to, or attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. In addition, we have not assumed any obligation to conduct any physical inspection of any properties, facilities or other physical assets of the Company or to verify the good standing of any intellectual property or other intangible assets of the Company. In connection with the Opinion, Bloom Burton has assumed that the representations and warranties of the parties in the Arrangement Agreement are true and correct and that the Transaction will be consummated pursuant to definitive agreements that will be in accordance with the terms and conditions of, and substantially within the timeframes specified within, the draft agreements and documents provided to Bloom Burton, without any waiver or amendment of any material term or condition thereof, and that any governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect.
With respect to any financial models, forecasts, projections, estimates and/or budgets prepared by the Company and provided to Bloom Burton and used in its analyses, Bloom Burton notes that projecting future results of any company is inherently subject to uncertainty. Bloom Burton has assumed, however, that such financial models, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the Company, are (or were at the time and continue to be) reasonable in the circumstances. Bloom Burton expresses no view as to the reasonableness of such financial models, financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.
The Opinion is rendered as at the date hereof and on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to Bloom Burton. In its analyses and in connection with the preparation of the Opinion, Bloom Burton made a number of assumptions with respect to general business, market and economic conditions and other matters, many or all of which are beyond the control of Bloom Burton or the Company. It should be understood that subsequent developments may affect the Opinion and that Bloom Burton does not have any obligation to update, revise, or reaffirm the Opinion. Bloom Burton is expressing no opinion herein as to the price at which the common shares, warrants, or any other securities of the Company, will trade at any future time.
The Opinion is provided for the use of the Board or Directors only and may not be disclosed to, referred to, or communicated to, or relied upon by, any third party without the express prior written consent of Bloom Burton. Notwithstanding the foregoing, Bloom Burton has consented to the inclusion of the full text of the Opinion, in its entirety, by the Company in the Circular, or other the Company securityholder communications and/or filings with the applicable securities commissions or similar regulatory authorities, including in Canada.
Bloom Burton disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Bloom Burton reserves the right to change, modify or withdraw the Opinion.
Bloom Burton expresses no opinion or view as to any terms or other aspects or implications of the Transaction, other than the fairness of the Consideration, including, without limitation, the form or structure of the Transaction or any legal, regulatory, accounting, tax or similar matters terms, aspects or implications of the Transaction. We also provide no opinion or view as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or as to the underlying business decision of the Board to proceed with the Transaction. In addition, Bloom Burton expresses no opinion or recommendation as to how any securityholder of the Company, including the Shareholders, should vote or act in connection with the Arrangement or any other matter. The Opinion is not to be construed as a recommendation as to how any securityholder of the Company, including the Shareholders, should vote or act in connection with the Transaction or any other matter.
Summary of Fairness Analysis
The following is a summary of the material analyses performed by Bloom Burton in connection with the Opinion. The below does not constitute a complete description of the financial analyses and techniques performed and considered by us and the order in which the financial analyses and techniques summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. Bloom Burton believes that its analyses and techniques must be considered as a whole and that selecting portions of the analyses, or the factors considered by it, without considering all factors and analyses together, could create a misleading or incomplete view of the processes underlying the conclusions of the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or component of the analysis.
In rendering our Opinion, Bloom Burton performed and considered, among other things, the below summarized financial analyses and techniques.
Discounted Cash Flow Analysis
We performed discounted cash flow (“DCF”) analysis of the Management Forecast to calculate a range of implied equity values for the Common Shares and to compare such estimated valuations to the Consideration. DCF analysis, and related cash flow or income-based methods, are core valuation approaches in the financial markets used to value a company or asset based on the calculated present value of the estimated future cash flows to be generated by a company or asset by discounting the projected future cash flows as a discount rate that is selected to appropriately reflect the risks of receiving such cash flows, the cost of capital, expected return on capital or other applicable factors. In conducting the DCF analysis, Bloom Burton used the Capital Asset Pricing Model and our professional judgement to estimate an appropriate discount rate (or estimated weighted average cost of capital) for the Company. The Management Forecast was used to calculate the projected free cash flows generated by the Company for annual periods 2023 through 2042. No terminal value was assumed based on the length of the forecast extending through the anticipated loss of patent exclusivity for camlipixant (BLU-5937).
Based on the above, and the sensitivity testing of certain inputs and assumptions, including among other things, the probability of clinical trial success, market share assumptions, and drug product pricing assumptions, Bloom Burton calculated an implied range of estimated enterprise values that were then converted to estimated equity values for the Company by applying the current net cash (and equivalents) of Bellus and the Common Shares outstanding, adjusting for the impact of outstanding dilutive securities using the treasury stock method. This estimated equity value range was then compared to the Consideration.
Selected Comparable Companies
While no public company is directly or perfectly comparable to Bellus, Bloom Burton identified selected public companies (the “Comparable Companies”) that we deemed as relevant comparators for the purposes of rendering the Opinion, based on our professional judgement and experience. Among other things, the Comparable Companies were identified based on being clinical stage biopharmaceutical companies with a lead development program that was judged to be comparable to camlipixant (BLU-5937) based on the stage of development and lead indication characteristics including the type of disease and estimated patient population, among other considerations. We compared selected financial information to assess the implied enterprise valuation of Bellus relative to the Comparable Companies. Bloom Burton analyzed certain financial information pertaining to the Comparable Companies and exercised our professional judgement in making qualitative assessments based on individual traits and characteristics of each of the Comparable Companies to arrive at an estimated range of implied equity values for Bellus based on the Comparable Companies, including analyzing the current net cash (and equivalents) of Bellus and the Common Shares outstanding, adjusting for the impact of outstanding dilutive securities using the treasury stock method. This range was then compared to the Consideration.
Selected Precedent Transactions
Precedent transaction analysis is a form of public comparables valuation to estimate the value of an asset or a company based on comparable merger and acquisition transactions, investments or other strategic transactions in which a deemed valuation can be observed. Bloom Burton identified selected prior completed transactions (the “Precedent Transactions”) that we deemed relevant to compare to Bellus and the Transaction. Precedent Transactions were chosen by Bloom Burton based on qualitative and quantitative factors deemed relevant based on our professional experience and judgement, including among other things, the stage of the company or asset, and other attributes relating to the targeted therapeutic indication or market segment.
Bloom Burton analyzed financial and non-financial information pertaining to the Precedent Transactions and exercised our professional judgement in making qualitative assessments based on individual traits and characteristics of each of the Precedent Transactions to arrive at an estimated range of implied enterprise values for Bellus based on the selected Precedent Transactions. Bloom Burton also assessed the observed acquisition premiums paid by the acquirors in the public company acquisitions contained in the Precedent Transactions group. These premiums were calculated based on comparing the per share acquisition price (excluding any contingent or deferred consideration) to the closing price of the target on the day prior to the announcement of the transaction or such other date deemed to represent the unaffected share price, prior to the transaction impacting the share price. The ranges implied from the precedent transaction analysis were then applied to the prevailing market price of the Common Shares and compared to the Consideration.
Fairness Conclusion
Based upon and subject to the foregoing, including other matters as Bloom Burton deemed relevant, Bloom Burton is of the opinion that, as of the date hereof, the Consideration payable pursuant to the Transaction is fair, from a financial point of view to the Shareholders.
Very truly yours,
BLOOM BURTON SECURITIES INC.

APPENDIX F
INTERIM ORDER
See attached.
F-1

SUPERIOR COURT
(Commercial Division)
CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
No.:
500-11-062366-238

DATE: May 16, 2023

BY THE HONOURABLE MARTIN F. SHEEHAN, J.S.C.

IN THE MATTER OF A PROPOSED ARRANGEMENT CONCERNING BELLUS HEALTH INC. PURSUANT TO SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT
BELLUS HEALTH INC.
Applicant
and
14934792 CANADA INC.
Impleaded Party
and
GSK PLC
Impleaded Party
and
THE DIRECTOR APPOINTED PURSUANT TO THE CBCA
Impleaded Party

INTERIM ORDER1

OVERVIEW
[1]   Applicant BELLUS Health Inc. (“BELLUS”) has filed an Application for Interim and Final Orders in connection with a proposed arrangement pursuant to section 192 of the Canada Business Corporations Act,2 (the “CBCA”) (the “Application”). The goal of the Arrangement is to sell BELLUS to GSK PLC (“GSK”).
[2]   As a first step, BELLUS seeks an interim order (the “Interim Order”) to establish the procedure that will govern a shareholders’ meeting to be held on June 16, 2023 (the “Meeting”) to approve the Arrangement.

1
All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Application.

2
Canada Business Corporations Act, R.S.C. 1985, c. C-44.

[3]   This procedure includes:
3.1.
the calling and holding a special meeting of the Shareholders of BELLUS;

3.2.
the form and service of the Notice Materials;

3.3.
the Dissent Rights of Shareholders; and

3.4.
the holding and notice of the hearing for the Application for a Final Order on June 22, 2023.

[4]   Once the Shareholders have voted on the Arrangement Resolution at the Meeting, BELLUS intends to seek a Final Order for approval of the Arrangement.
CONTEXT
1.
The Parties

[5]   BELLUS is a clinical-stage biopharmaceutical company who has developed a medication, camlipixant, to treat refractory chronic cough (“RCC”). Camlipixant, the Company’s lead asset, is currently being evaluated in the CALM Phase 3 clinical program. There are currently no approved treatments for RCC in the United States, European Union or the United Kingdom.
[6]   The Shares of BELLUS are listed on the TSX and on the Nasdaq under the symbol “BLU”. There are approximately 126,577,283 Shares issued and outstanding, all of which are fully paid and non-assessable, and no preferred shares issued and outstanding.
[7]   GSK is a global biopharmaceutical company headquartered in the United Kingdom focused on innovation in vaccines and specialty medicines.
[8]   14934792 Canada Inc. (the “Purchaser”) is a Canadian corporation whollyowned by GSK. The Purchaser was incorporated for the sole purpose of entering into the Arrangement Agreement and completing the Arrangement.
2.
The Arrangement

[9]   On April 17, 2023, BELLUS, GSK and the Purchaser entered into the Arrangement Agreement (Exhibit P-2) which provides for the acquisition of all of the issued and outstanding Shares of BELLUS in an all-cash transaction, which represents approximately US$2 billion on an equity value basis.
3.
The Proposed Interim Order

[10]   The proposed Interim Order calls for a Meeting in person, at BELLUS’ corporate office, at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada, on June 16, 2023, commencing at 11:30 a.m. (Montréal time), in accordance with BELLUS’ by-laws.
[11]   Registered Shareholders or their proxyholders will be entitled to attend, be heard and vote at the Meeting. Moreover, Beneficial Shareholders may follow the procedures set out in the Circular to appoint themselves as proxyholders to participate, ask questions, and vote at the Meeting.
[12]   BELLUS intends to notify the Notice Materials (consisting of the Notice of Meeting, the Circular, a Form of Proxy and a Letter of Transmittal for Registered Shareholders only, a Voting Instruction Form for Non-Objecting Beneficial Owners and a Voting Instruction Form for Objecting Beneficial Owners for Beneficial Shareholders only, and the Notice of Presentation for the hearing of the Application for a Final Order) to the Shareholders, the Option Holders, the DSU Holders, BELLUS’ directors and auditors and the Director appointed pursuant to the CBCA.
[13]   The proposed Interim Order provides that for the Arrangement to be effective, the Arrangement Resolution must be approved by (a) at least two thirds (2/3) of the votes cast on the Arrangement Resolution by the Shareholders present or represented by proxy at the Meeting; and (b) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present or represented by proxy at the Meeting, excluding for this purpose votes attached to Shares held by Shareholders described in items (a) through (d) of section 8.1(2) of MI 61-101.
2

[14]   The proposed Interim Order also provides that the Registered Shareholders who validly exercise their Dissent Rights will be entitled to apply to this Court to fix a fair value for the Shares.
ANALYSIS
1.
Applicable Law

[15]   Section 192 of the CBCA allows a corporation to significantly modify its corporate structure “while ensuring that individuals and groups whose rights may be affected are treated fairly”. It aims to “achieve a fair balance between flexible management and equitable treatment of minority shareholders”.3
[16]   Section 192 is sometimes used as a device for effecting changes of control because it offers certain advantages to the purchaser. For example, it allows a purchaser to buy shares of the target company without the need to comply with provincial takeover bid rules. Section 192 is an especially practical tool when: (i) the arrangement is sponsored by the directors of the target company; and (ii) the goal of the arrangement is to require shareholders to surrender their shares to either the purchaser or the target company.4
[17]   When a corporation asks the court to approve an arrangement under Section 192 of the CBCA, it has the burden to show that:5
17.1.
the proposed plan qualifies as an “arrangement” within the meaning of Subsection 192(1) of the CBCA;

17.2.
the applicant is not insolvent within the meaning of Subsection 192(2) of the CBCA;

17.3.
it is not practicable for the corporation to effect a fundamental change in the nature of an arrangement under any other provision of the CBCA (Subsection 192(3) of the CBCA);

17.4.
the arrangement has been put forward in good faith;

17.5.
the arrangement is fair and reasonable which includes that: (a) it is put forward for a valid business purpose; and (b) the objections of those whose rights are being arranged are resolved in a fair and balanced way;

17.6.
the Director has been duly notified.

[18]   Section 192(4)(c) provides that a court can make an interim order “requiring a corporation to call, hold and conduct a meeting of holders of securities”. Security holder votes are not compulsory but they remain “an important feature of the process for approval of plans of arrangement”. Whether a majority of security holders has voted to approve the arrangement is “an important factor” in determining whether an arrangement is fair and reasonable.6
[19]   At the interim order stage, the analysis is limited to determining: (i) whether the arrangement complies with the statutory requirements of the CBCA; and (ii) whether, on a prima facie basis, the arrangement is put forward in good faith. The content of the arrangement, its fairness or its reasonableness are best dealt with at the time of presentation of the Application for a Final Order when the court has the benefit of representations from all potentially affected shareholders.7
[20]   Because the purpose of the Interim Order is simply to “set the wheels in motion”, the motion seeking an Interim Order can be presented ex parte and it does not have to be served on the shareholders.8

3
BCE Inc. v. 1976 Debentureholders, 2008 SCC 69, para. 128.

4
Ibid, paras. 125 and 126; Christopher C. NICHOLLS, Mergers, Acquisitions, and Other Changes of Corporate Control, Toronto, Irwin Law, 2007, p. 76.

5
BCE Inc. v. 1976 Debentureholders, supra, note 3, paras. 137, 138 and 143.

6
BCE Inc. v. 1976 Debentureholders, supra, note 3, paras. 127, 131, 141, 150 and 151; Stelco Co, 2006 CarswellOnt 863 (Ont. Sup. Ct.), paras. 10 and 11.

7
Arrangement relatif à Pétrolia inc., 2017 QCCS 2785, para. 26; BCE inc. (Arrangement relatif à), 2007 QCCS 3878, para. 26.

8
Yellow Media Inc. et Yellow Pages Income Fund, 2010 QCCS 1127 (Gascon J., as he then was), para. 6.

3

Shareholders are not prejudiced as they have opportunity, prior or subsequent to the Meeting, to petition the Court for appropriate relief.9 However, the Director appointed pursuant to the CBCA must be notified.10
2.
The Proposed Plan Qualifies as an “Arrangement” within the Meaning of Subsection 192(1) of the CBCA

[21]   Paragraph 192(1)(f) of the CBCA provides that an “arrangement includes […] an exchange of securities of a corporation for property, money or other securities of the corporation or property, money or securities of another body corporation”.
[22]   As the Arrangement calls for the exchange of the Shares of BELLUS for money, it falls within the ambit of Section 192 of the CBCA.
3.
The Applicant Is Not Insolvent within the Meaning of Subsection 192(2) of the CBCA

[23]   BELLUS is not insolvent within the meaning of paragraph 192(2)(a) of the CBCA as it is not unable to pay its liabilities as they become due. It is not insolvent within the meaning of paragraph 192(2)(b) of the CBCA as the realizable value of its assets is not less than the aggregate of its liabilities and stated capital of all classes.11
4.
It Is Not Practicable for the Corporation to Effect a Fundamental Change in the Nature of an Arrangement under any other Provision of the CBCA (Subsection 192(3) of the CBCA)

[24]   This criterion does not require that it be impossible to proceed through the usual channels, only that it be “impractical” to do so. This test should be interpreted broadly.12
[25]   Here, the Proposed Transaction can only be practically carried out through a statutory plan of arrangement pursuant to Section 192.
[26]   The Proposed Transaction is dependent upon all of the Shares being acquired by the Purchaser, and all of the Company Options and Company DSUs being cancelled simultaneously. These are essential conditions of the Arrangement, without which the Purchaser would not have agreed to acquire the Shares. An Arrangement under the CBCA is the only practical way to achieve this.
[27]   Furthermore, the Arrangement is dependent upon the completion of a number of interrelated and sequenced corporate steps, and it is essential that no element of the Arrangement occur unless there is a certainty that all of the other elements of the Arrangement occur within the strict time periods provided and in the correct order. Again, the only practical way to achieve this is through an arrangement under the CBCA.
[28]   Finally, the Arrangement provisions of the CBCA offer greater certainty and flexibility than the provisions governing takeover bids under the Securities Act (Québec) and the CBCA, the whole while reducing delays and expenses.
5.
The Arrangement Has Been Put Forward in Good Faith

[29]   The Arrangement was overseen, reviewed, considered and evaluated by the Transaction Committee, which is advised by independent financial and legal advisors. The Transaction Committee has provided a number of reasons (including, without limitation, those listed under “The Arrangement — Reasons for the Arrangement” why it recommends the Arrangement.13

9
BCE inc. (Arrangement relatif à), supra., note 7, para. 26.

10
CBCA, s. 192(5); Yellow Media Inc. et Yellow Pages Income Fund, supra, note 8, para. 8.

11
Exhibit P-3.

12
Arrangement relatif à Pétrolia inc., supra, note 7, paras. 25 and 26; BCE inc. (Arrangement relatif à), supra, note 7, para. 36.

13
Circular pages 32 to 35 (pp. 44 to 47 of the PDF), Exhibit P-1.

4

6.
The Director Has Been Notified

[30]   The Director has been duly notified. It has advised that based on the information filed in support of the proposed interim order, its staff has determined that the Director does not need to appear or be heard on the interim application.14
[31]   Thus, the requirements for the issuance of an interim order are met.
FOR THESE REASONS, THE COURT:
[32]   GRANTS the present Interim Order;
[33]   DISPENSES the Applicant of the obligation, if any, to notify any person other than the Director with respect to this Interim Order;
[34]   ORDERS that all registered holders (“Registered Shareholders”) and beneficial owners (“Beneficial Shareholders”) of the common shares of the Applicant (the “Shares”) (collectively, the “Shareholders”), all holders of the Company Options (the “Option Holders”), and all holders of the Company Deferred Share Units (the “DSU Holders”), as respectively defined in the Circular (Exhibit P-1) as well as 14934792 Canada Inc. (“Purchaser”) and GSK plc (“Parent”), be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;
i.
The Meeting

[35]   ORDERS that the Applicant may convene, hold and conduct the Meeting, in person, at BELLUS’s corporate office, at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada on June 16, 2023, commencing at 11:30 a.m. (Montréal time), at which time the Registered Shareholders and duly appointed and registered proxyholders will be asked, among other things, to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution substantially in the form set forth in Appendix B of the Circular to, among other things, authorize, approve and adopt the Arrangement and to transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof, the whole in accordance with the notice of the Meeting, terms, restrictions and conditions of the articles and by-laws of the Applicant, the CBCA, this Interim Order, and the rulings and directions of the chair of the Meeting (the “Chair”), provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the articles and by-laws of the Applicant or the CBCA, this Interim Order shall prevail;
[36]   ORDERS that in respect of the vote on the Arrangement Resolution or of any matter determined by the Chair of the Meeting to be related to the Arrangement each Registered Shareholder shall be entitled to cast one vote in respect of each such Share;
[37]   ORDERS that, in accordance with the articles and by-laws of the Applicant, the quorum for the Meeting is fixed at two (2) persons present, each being a Registered Shareholder entitled to vote at such meeting, or a duly appointed and registered proxyholder for an absent Registered Shareholder entitled to vote at such meeting, and holding or representing the holder or holders of Shares carrying not less than ten percent (10%) of the total number of votes attached to the issued Shares;
[38]   ORDERS that the only persons entitled to attend, be heard or vote at the Meeting (as it may be adjourned or postponed) shall be the Registered Shareholders as at the close of business (Montréal time) on May 15, 2023 (the “Record Date”), their duly appointed and registered proxyholders, and the directors and advisors of the Applicant, Purchaser and Parent, provided, however, that such other persons having the permission of the Chair shall also be entitled to attend and be heard at the Meeting;
[39]   TAKES ACT that the Applicant published notice of the Record Date on April 24, 2023, on SEDAR, as appears from the notice of the meeting and record date (Exhibit P-8);
[40]   ORDERS that for the purpose of the vote on the Arrangement Resolution or any other vote taken by ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be

14
Exhibit P-9.

5

votes cast by Shareholders and further ORDERS that proxies that are properly signed and dated but which do not contain voting instructions shall be voted for the Arrangement Resolution;
[41]   ORDERS that the Applicant, if it deems it advisable, in accordance with the Arrangement Agreement (Exhibit P-2), be authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement; further ORDERS that notice of any such adjournment or postponement shall be given on the Applicant’s website ( www.bellushealth.com), by press release, newspaper advertisements or by mail, as determined to be the most appropriate method of communication by the Board of Directors of the Applicant; further ORDERS that any adjournment or postponement of the Meeting will not change the Record Date for Shareholders entitled to notice of, and to vote at, the Meeting, unless required by applicable securities laws; and further ORDERS that for any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting;
[42]   ORDERS that the Applicant and Parent may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Applicant and Parent, each acting reasonably; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to the Shareholders if and as required by the Court;
[43]   ORDERS that notwithstanding paragraph [42] of this Order, any amendment, modification or supplement to the Plan of Arrangement may, subject to the terms and conditions of the Arrangement Agreement, be proposed by any of the Applicant or Parent at any time prior to the Meeting (provided that the other Party shall, subject to the terms and conditions of the Arrangement Agreement, have consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Shareholders voting at the Meeting (other than as may be required under this Interim Order), shall become part of the Plan of Arrangement for all purposes;
[44]   ORDERS that notwithstanding paragraph [42] of this Order, any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Applicant and Parent (in each case, acting reasonably); and (ii) if required by the Court, after communication to the Shareholders.
[45]   ORDERS that notwithstanding paragraph [42] of this Order, any amendment, modification or supplement to the Plan of Arrangement may be made by the written consent of each of the Applicant and Parent at any time and from time to time without the approval of or communication to the Court or the Shareholders, provided that each such amendment, modification and/or supplement concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature or required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the economic interest of any Shareholders;
[46]   ORDERS that the Applicant is authorized to use proxies at the Meeting; that the Applicant is authorized, at its expense, to solicit proxies on behalf of its management, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that the Applicant may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if it considers it advisable to do so;
[47]   ORDERS that, to be effective, the Arrangement Resolution, with or without variation, must be approved by the affirmative vote of:
(a)
at least two thirds of the votes cast on the Arrangement Resolution by the Shareholders present or represented by proxy at the Meeting; and

(b)
a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present or represented by proxy at the Meeting, excluding for this purpose votes attached to Shares held by Shareholders described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101

6

Protection of Minority Security Holders in Special Transactions (in Québec, Regulation 61- 101 respecting Protection of Minority Security Holders in Special Transactions); and
further ORDERS that such vote shall be sufficient to authorize and direct the Applicant to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Shareholders in the Notice Materials (as defined below);
ii.
The Notice Materials

[48]   ORDERS that the Applicant shall give notice of the Meeting, and that service of the Application for a Final Order shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as the Applicant may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the “Notice Materials”):
(a)
the Notice of Meeting substantially in the same form as contained in the draft filed as Exhibit P-1;

(b)
the Circular substantially in the same form as contained in the draft filed as Exhibit P-1;

(c)
for Registered Shareholders only, a Form of Proxy substantially in the same form as contained in the draft filed as Exhibit P-4;

(d)
for Beneficial Shareholders only, a Voting Instruction Form for Non-Objecting Beneficial Owners substantially in the same form as contained in the draft filed as Exhibit P-5A and a Voting Instruction Form for Objecting Beneficial Owners substantially in the same form as contained in the draft filed as Exhibit P-5B;

(e)
for Registered Shareholders only, a Letter of Transmittal substantially in the same form as contained in the draft filed as Exhibit P-6;

(f)
a notice substantially in the form of the draft filed as Exhibit P-7 providing, among other things, the date and time for the hearing of the Application for a Final Order, and that a copy of the Application can be found on the Applicant’s website ( www.bellushealth.com) (the “Notice of Presentation”);

[49]   ORDERS that the Notice Materials shall be distributed:
(a)
to the Registered Shareholders, by mailing the same to such persons at least twenty-one (21) days prior to the date of the Meeting;

(b)
to the Beneficial Shareholders, in compliance with National Instrument 54-101 —  Communication with Beneficial Owners of Securities of a Reporting Issuer (in Québec, Regulation 54-101 respecting Communication with Beneficial Owners of Securities of Reporting Issuer);

(c)
to the Option Holders and DSU Holders, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person, by e-mail or by recognized courier services, provided, however, that if such a holder is also a Shareholder, the distribution of the materials in accordance with paragraphs (a) and (b) above will comply with the notice requirement;

(d)
to Applicant’s directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting by e-mail or by recognized courier service; and

(e)
to the Director, by delivering same at least twenty-one (21) days prior to the date of the Meeting by e-mail or by recognized courier service;

[50]   ORDERS that a copy of the Application be posted on the Applicant’s website (www.bellushealth.com) contemporaneously with the distribution of the Notice Materials;
[51]   ORDERS that the Record Date for the determination of the Shareholders entitled to receive the Notice Materials shall be at the close of business (Montréal time) on May 15, 2023;
7

[52]   ORDERS that the Applicant, subject to compliance with the terms of the Arrangement Agreement, may make, in accordance with this Interim Order, such additions, amendments or revision to the Notice Materials as it determines to be appropriate (the “Additional Materials”), which shall be distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order by the method and in the time determined by the Applicant to be most practicable in the circumstances;
[53]   DECLARES that the mailing or delivery of the Notice Materials and any Additional Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Application need to be made, or notice given or other material served in respect of the Meeting to any persons;
[54]   ORDERS that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:
(a)
in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

(b)
in the case of delivery in person or by courier, upon receipt thereof at the intended recipient’s address; and

(c)
in the case of delivery by facsimile transmission or by e-mail, on the day of transmission;

[55]   DECLARES that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of this Interim Order or defect in the calling of the Meeting, provided that if any such failure or omission is brought to the attention of the Applicant, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;
iii.
Dissent Rights

[56]   ORDERS that the Registered Shareholders shall be entitled to exercise the dissent rights to be paid the fair value of their Shares (“Dissent Rights”) by Purchaser in accordance with the “Dissent Rights” mechanism set forth in the proposed Plan of Arrangement and that section 190 of the CBCA (subject to the terms of this Interim Order) shall apply mutatis mutandis to the exercise of such Dissent Rights;
[57]   ORDERS that the Registered Shareholders as of the Record Date will be the only Shareholders entitled to exercise Dissent Rights; and that a Beneficial Shareholder of Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to exercise the Dissent Rights must make arrangements for the Registered Shareholder to dissent on behalf of the Beneficial Shareholder or, alternatively, make arrangements become a Registered Shareholder;
[58]   ORDERS that for a Registered Shareholder (whether on its own behalf or on behalf of a Beneficial Shareholder) to exercise Dissent Rights under section 190 of the CBCA:
(a)
a dissenting Registered Shareholder (a “Dissenting Holder”) shall deliver a written objection to the Arrangement Resolution (a “Dissent Notice”) to the Applicant c/o Ramzi Benamar, Chief Financial Officer by e-mail (rbenamar@bellushealth.com), no later than June 14, 2023, at 5:00 p.m. (Montréal time), or no later than 5:00 p.m. (Montréal time) two (2) business days immediately preceding any postponed or adjourned Meeting;

(b)
a Dissenting Holder shall not have voted any of his, her or its Shares at the Meeting, either by proxy or in person, for the Arrangement Resolution;

(c)
a Dissenting Holder shall have been a Shareholder as of the Record Date of the Meeting and as of the deadline for exercising Dissent Rights;

(d)
a Dissenting Holder must dissent with respect to all of the Shares held by such person, failing which the Shareholder’s Dissent Notice shall be null and void;

8

(e)
the exercise of such Dissent Rights must otherwise comply with the requirements of section 190 of the CBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order;

[59]   DECLARES that a Dissenting Holder who votes for the Arrangement Resolution shall no longer be considered as having exercised Dissent Rights with respect to all of the Shares held by such Shareholder, and that a vote against the Arrangement Resolution, or an abstention, shall not constitute a Dissent Notice;
[60]   ORDERS that, in the event that a Dissenting Holder validly exercises Dissent Right, the fair value to be paid shall be offered and, when due, paid by Purchaser (without regard to the limitation set out in subsection 190(26) of the CBCA);
[61]   ORDERS that any Shareholder wishing to apply to a Court to fix a fair value for Shares in respect of which Dissent Rights have been duly exercised must apply to the Superior Court of Québec (District of Montréal) and further ORDERS that Dissent Rights shall be governed by section 190 of the CBCA, as modified by the Plan of Arrangement and this Interim Order;
iv.
The Final Order Hearing

[62]   ORDERS that, subject to the approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Applicant may apply to this Court to approve the Arrangement by way of a final judgment (the “Application for a Final Order”);
[63]   ORDERS that the Application for a Final Order be presented on June 22, 2023, at 2:00 p.m. (Montréal time) before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse located at 1 Notre-Dame Street East, City of Montréal, Province of Québec, in room 16.08 or at any other time, date and place as this Court may see fit;
[64]   ORDERS that the mailing or delivery of the Notice Materials constitutes good and sufficient service of the Application and good and sufficient notice of presentation of the Application for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;
[65]   ORDERS that the only persons entitled to appear and be heard at the hearing of the Application for a Final Order shall be the Applicant and Parent and their respective legal counsel and any person that:
(a)
by service upon counsel to the Applicant c/o Davies Ward Phillips & Vineberg LLP (Attention Mtre Louis-Martin O’Neill and Mtre Faiz Lalani), either by fax (514-841-6499) or e-mail (lmoneill@dwpv.com and flalani@dwpv.com), with a copy to Parent c/o Stikeman Elliott LLP (Mtre Stéphanie Lapierre, either by fax (514-397-3222) or e-mail (slapierre@stikeman.com) serves a notice of appearance in the form required by the Code of Civil Procedure and the rules of the Court and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, as soon as reasonably practicable, and, in any event, no later than 4:30 p.m. (Montréal time) at least five (5) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time); and

(b)
if such appearance is with a view to contesting the Application for a Final Order, serves on counsel for the Applicant (at the above e-mail address or facsimile number), with a copy to counsel for Parent (at the above e-mail address or facsimile number), no later than 4:30 p.m. (Montréal time) at least five (5) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any;

[66]   ALLOWS the Applicant and Parent to file any further evidence they deem appropriate, by way of supplementary affidavits or otherwise, in connection with the Application for a Final Order;
v.
Miscellaneous

[67]   DECLARES that the Applicant shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;
9

[68]   REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada, the Federal Court of Canada and any judicial, regulatory or administrative body of any other nation or state, to assist the Applicant and its agents in carrying out the terms of this Interim Order;
[69]   ORDERS provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;
[70]   DECLARES that this Court shall remain seized of this matter to resolve any difficulty which may arise in relation to, or in connection with the implementation of this Interim Order and/or the Arrangement;
[71]   THE WHOLE without costs, save and except in case of contestation, in which case with costs against any contesting party.
(Signed) “Honourable Martin F. Sheehan”

MARTIN F. SHEEHAN, J.S.C.
Mtre Faiz Munir Lalani
Davies Ward Phillips & Vineberg s.e.n.c.r.l, s.r.l
Counsel for Bellus Health Inc.
Mtre Stéphanie Lapierre
Stikeman Elliott s.e.n.c.r.l., s.r.l.
Counsel for 14934792 Canada Inc. and GSK PLC
Hearing date: May 16, 2023
10

APPENDIX G
NOTICE OF PRESENTATION OF FINAL ORDER
NOTICE OF PRESENTATION OF APPLICATION FOR A FINAL ORDER
TAKE NOTICE that the Application for Interim and Final Orders in connection with a proposed arrangement of BELLUS Health Inc. (the “Applicant”) (a copy of which is available at www.bellushealth.com) will be presented on June 22, 2023 for adjudication of the Application for a Final Order before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse (1 Notre-Dame Street East, City Montréal, Québec) at 2:00 p.m. (Montréal time), or as soon as counsel may be heard, in room 16.08, (virtual room and telephone coordinates available at https://coursuperieureduquebec.ca/en/roles-de-la-cour/audiences-virtuelles), or in any other room or at any other date the Court may see fit. All persons who file a notice of appearance (answer) in accordance with the procedure set forth below shall also be provided with the coordinates to attend the hearing in person or virtually via Microsoft Teams.
Pursuant to the Interim Order issued by the Court on May 16, 2023, if you wish to appear and be heard at the hearing of the Application for a Final Order, you are required to file and serve upon the following persons a notice of appearance in the form required by the Code of Civil Procedure and the rules of the Court, and any additional affidavits or materials on which you intend to rely in connection with any submissions at the hearing, as soon as reasonably practicable and by no later than 4:30 p.m. (Montréal time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time): Counsel for the Applicant, Davies Ward Phillips & Vineberg LLP (Attention Mtre Louis-Martin O’Neill and Mtre Faiz Lalani), either by fax (514-841-6499) or e-mail (lmoneill@dwpv.com and flalani@dwpv.com), with a copy to counsel for GSK plc (“Parent”), Stikeman Elliott LLP (Attention Mtre Stéphanie Lapierre), either by fax (514-397-3222) or e-mail slapierre@stikeman.com.
If you wish to contest the Application for a Final Order, you are required, pursuant to the terms of the Interim Order, to serve upon the aforementioned counsel to the Applicant, with copy to counsel to Parent, a written contestation, supported as to the facts alleged by affidavit(s) and exhibit(s), if any, by no later than 4:30 p.m. (Montréal time) at least five (5) business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).
TAKE FURTHER NOTICE that, if you do not file an answer (notice of appearance) within the above-mentioned time limits, you will not be entitled to appear and be heard with respect to the Application for a Final Order, and the Applicant may be granted a judgment without further notice or extension.
If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself.
A copy of the Final Order issued by the Superior Court of Québec will be filed under the Applicant’s issuer profile on SEDAR at www.sedar.com.
DO GOVERN YOURSELVES ACCORDINGLY.
G-1

APPENDIX H
SECTION 190 OF THE CBCA
Right to dissent
190 (1)   Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a)
amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)
amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)
amalgamate otherwise than under section 184;

(d)
be continued under section 188;

(e)
sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)
carry out a going-private transaction or a squeeze-out transaction.

Further right
(2)   A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares
(2.1)   The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares
(3)   In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent
(4)   A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection
(5)   A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
Notice of resolution
(6)   The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
Demand for payment
(7)   A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a)
the shareholder’s name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

Share certificate
(8)   A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture
(9)   A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate
(10)   A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
Suspension of rights
(11)   On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a)
the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)
the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay
(12)   A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a)
a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms
(13)   Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
Payment
(14)   Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Corporation may apply to court
(15)   Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court
(16)   If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue
(17)   An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs
(18)   A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties
(19)   On an application to a court under subsection (15) or (16),
(a)
all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)
the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court
(20)   On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers
(21)   A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order
(22)   The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
Interest
(23)   A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies
(24)   If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies
(25)   If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)
withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation
(26)   A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

If you have any questions or require any voting assistance, please contact our proxy solicitation agent, Innisfree M&A Incorporated at:
501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (877) 750-8332
Banks and Brokers may call collect: (212) 750-5833